Form 20-F
period 2019-06-30
Leaping Group Co., Ltd.
filed 2019-10-31
CIK 1757083

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ____________ to ______________.

Commission file number: 333-229116

Leaping Group Co., Ltd.
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

2010 Huaruntiexi Center Tiexi District, Shenyang, Liaoning Province People’s Republic of China +86-02422598763
(Address of principal executive offices)

Tao Jiang, Chief Executive Officer Telephone: +86-02422598763 Email: jiangtao@mediayz.com At the address of the Company set forth above
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	YZCM	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g)

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 16,021,126.7606 ordinary shares were outstanding as of June 30, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐  Yes  ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes  ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes  ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒  Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registration has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which consolidated financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐  Yes  ☒  No

INTRODUCTION

Unless otherwise indicated or the context requires otherwise, references in this annual report to:

•	“Affiliated Entities” are to our subsidiaries and LMG (defined below) and its subsidiaries;

•	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

•	“Event Planning and Execution Business” are to one of our four major businesses, event planning and execution;

•	“Film Production Business” are to one of our four major businesses, film and TV program production;

•	“Leaping Group” are to Leaping Group Co., Ltd., a limited liability company organized under the laws of Cayman Islands;

•	“LMG” are to Leaping Media Group Co., Ltd., a limited liability company organized under the laws of the PRC, which we control via a serious of contractual arrangements between WFOE (defined below) and LMG;

•	“Movie Theater Operating Business” are to one of our four major businesses, movie theater operation.

•	“Multi-Channel Advertising Business” are to one of our four major businesses, multi-channel advertising;

•	“pre-movie advertising” or “pre-movie advertisement” are to the advertising or advertisement for advertising clients conducted or distributed before a movie; “pre-movie local advertising” or “pre-movie local advertisement” are to the pre-movie advertising or advertisement for advertising clients based in the city or province in which the movie theater is located, with the restriction that the same advertising/advertisement is not conducted or distributed outside the city or province in which the movie theater is located; “pre-movie national advertising” or “pre-movie national advertisement” are to the pre-movie advertising or advertisement conducted or distributed across at least two different cities or provinces; “pre-roll advertisement” are to the advertisement immediately before a movie and after the pre-movie advertisement;

•	“shares,” “Shares” or “Ordinary Shares” are to the Ordinary Shares of the Company, par value US$0.00284 per share;

•	“VIE” are to variable interest entity;

•	“we,” “us,” or the “Company” are to one or more of Leaping Group, and its Affiliated Entities, as the case may be;

•	“WFOE” or “Yuezhong Shenyang” are to Yuezhong (Shenyang) Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by Yuezhong Media HK;

•	“Yuezhong International” are to the Company’s wholly owned subsidiary, Yuezhong International Co., Ltd., a British Virgin Islands company; and
•	“Yuezhong Media HK” are to Yuezhong International’s wholly owned subsidiary, Yuezhong Media Co., Limited, a Hong Kong corporation.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended June 30, 2019, 2018, and 2017.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB6.87 to US$1.00, the noon buying rate in effect on June 30, 2019, as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. The noon buying rate was RMB7.06 to US$1.00 on October 25, 2019.

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data

The following table sets forth selected historical statements of operations for the fiscal years ended June 30, 2019, 2018, and 2017, and balance sheet data as of June 30, 2019 and 2018, which have been derived from our audited consolidated financial statements included elsewhere in this annual report. The consolidated financial statements are prepared and presented in accordance with GAAP. Historical results are not necessarily indicative of the results for any future periods.

Selected Statements of Operations Information:

	For the Years Ended June 30,
	2019	2018	2017
REVENUE	$11,679,690	$5,037,793	$3,817,574
Cost of revenue	3,297,582	1,544,569	869,772
Business taxes and surcharges	90,011	108,230	67,008
Total cost of revenue	3,387,593	1,652,799	936,780
GROSS PROFIT	8,292,097	3,384,994	2,880,794
Selling expenses	62,811	61,587	485,594
General and administrative expenses	1,342,480	256,423	198,027
Total operating expenses	1,405,291	318,010	683,621
INCOME FROM OPERATIONS	6,886,806	3,066,984	2,197,173

OTHER INCOME (EXPENSES)
Interest income	158	174	58
Other income (expenses)	1,645	(2)	(141)
Total other income (expenses), net	1,803	172	(83)
INCOME BEFORE INCOME TAX PROVISION	6,888,609	3,067,156	2,197,090
PROVISION FOR INCOME TAXES	1,699,690	741,557	554,521
NET INCOME	5,188,919	2,325,599	1,6425,569
Other comprehensive income (loss)	(64,021)	13,470	2,855
COMPREHENSIVE INCOME	$5,124,898	$2,339,069	$1,645,424
Earnings per common share — basic and diluted	$0.310	$0.132	$0.093
Weighted average shares — basic and diluted*	16,728,728.5356	17,605,633.8028	17,605,633.8028

*       Retrospectively restated for effect of reverse split.

Selected Balance Sheets Information:

	As of June 30, 2019	As of June 30, 2018
ASSETS
CURRENT ASSETS:
Cash	$194,488	$19,564
Accounts receivable, net	7,384,640	2,122,803
Deposits	570,204	362,549
Deferred offering costs	1,403,604	-
Advances to suppliers	22,862	2,518
Prepaid expenses and other receivables	96,499	29,985
TOTAL CURRENT ASSETS	9,672,297	2,537,419
Inventories, net	332,542	291,509
Property and equipment, net	1,015,959	-
Deferred tax assets	78,222	64,581
TOTAL ASSETS	$11,099,020	$2,893,509

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$449,058	$997
Deferred revenue	189,268	219,936
Taxes payable	2,726,821	1,616,184
Accrued expense and other payables	1,173,555	162,777
Due to related parties	567,346	25,541
TOTAL CURRENT LIABILITIES	5,106,048	2,025,435
TOTAL LIABILITIES	5,106,048	2,025,435

Commitments and contingencies

SHAREHOLDERS’ EQUITY:
Ordinary Shares, $0.00284 par value 50,000,000 shares authorized; 16,021,126.7606 and 17,605,633.8028 shares issued and outstanding as of June 30, 2019 and June 30, 2018, respectively *	45,500	50,000
Additional paid-in capital	421,398	416,898
Statutory reserve	875,271	356,336
Accumulated other comprehensive income (loss)	(54,021)	10,000
Retained earnings	4,704,824	34,840
TOTAL SHAREHOLDERS’ EQUITY	5,992,972	868,074
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$11,099,020	$2,893,509

*       Retrospectively restated for effect of reverse split.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business

Our limited operating history may not provide an adequate basis to judge our future prospects and results of operations.

We began our business operations in November 2013. Our limited operating history may not provide a meaningful basis for you to evaluate our business, financial performance and prospects. It is also difficult to evaluate the viability of our pre-movie advertising network and other advertising media dedicated to the film industry because we do not have sufficient experience to address the risks frequently encountered by early stage companies using new forms of advertising media and entering new and rapidly evolving markets. We have only started our Film Production Business since 2017 and our Movie Theater Operating Business since 2019, and there had been no revenue from this business during the fiscal years ended June 30, 2017 and 2018. During the fiscal year ended June 30, 2019, our revenue from the Film Production Business and the Movie Theater Operating Business was US$775,080 and US$341,575, respectively. For the fiscal year ended June 30, 2019, our revenue derived from the Film Production Business and the Movie Theater Operating Business represents 7% and 3% of our total revenue, respectively.

Certain members of our senior management team have worked together for only a relatively short period of time and it may be difficult for you to evaluate their effectiveness, on an individual or collective basis, and ability to address future challenges to our business.

Our business is susceptible to fluctuations in the advertising market of China.

We conduct our Multi-Channel Advertising Business primarily in China. Our business depends substantially on the conditions of the PRC advertising market. Demand for pre-movie advertising in China has grown rapidly in the recent decade but such growth is often coupled with volatility in market conditions and fluctuation in pre-movie advertising slot prices. Fluctuations of supply and demand in China’s advertising market are caused by economic, social, political and other factors. Over the years, the Chinese government has announced and implemented various policies and measures aimed to regulate the advertising markets, prohibiting, among other things, misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. These measures can affect advertising clients’ eligibility to purchase advertising slots. These measures have affected and may continue to affect the conditions of China’s advertising market and cause fluctuations in advertising slot pricing and transaction volume. Furthermore, there may be situations in which advertising clients see a reduced need for marketing initiatives and reduce their spending on such initiatives, which could potentially adversely affect our results of operations. To the extent fluctuations in the advertising market adversely affect advertising transaction volumes or prices, our financial condition and results of operations may be materially and adversely affected.

We may incur liability for unpaid taxes, including interest and penalties.

In the normal course of its business, our Company, including in particular LMG and WFOE, may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due. In accordance with U.S. GAAP standard, we recorded a tax liability of US$2,726,821 and US$1,616,184 as of June 30, 2019 and 2018, respectively, for the possible underpayment of income and business taxes. It is possible that our tax liability for past years may be higher than those amounts, if the PRC authorities determine that we are subject to penalties or that we have not paid the correct amount. Although our management believes it may be able to negotiate with local PRC taxing authorities a reduction to any amounts that such authorities may believe are due and a reduction to any interest or penalties thereon, we have no guarantee that we will be able to negotiate such a reduction. To the extent we are able to negotiate such amounts, national-level taxing authorities may take the position that localities are without power to reduce such liabilities, and such PRC taxing authorities may attempt to collect unpaid taxes, interest, and penalties in amounts greatly exceeding management’s estimates, resulting in a material and adverse impact on our financial condition and results of operations.

A severe or prolonged slowdown in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The rapid growth of the Chinese economy has slowed down since 2012 and such slowdown may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Failure to maintain or enhance our brands or image could have a material and adverse effect on our business and results of operations.

We believe our “Yuezhong” brand is well-recognized among advertising clients and other film industry players such as cinema operators, film producers and advertising agencies in the local markets we operate in. Our brand is integral to our sales and marketing efforts. Our continued success in maintaining and enhancing our brand and image depends to a large extent on our ability to satisfy customer needs by further developing and maintaining quality of services across our operations, as well as our ability to respond to competitive pressures. If we are unable to satisfy customer needs or if our public image or reputation were otherwise diminished, our business transactions with our customers may decline, which could in turn adversely affect our results of operations.

We may not be able to successfully execute our strategy of expanding into new geographical markets in China, which could have a material and adverse effect on our business and results of operations.

We plan to expand our business into new geographical areas in China, such as first-tier, second-tier, and third-tier cities in the eastern seaboard area and central China. As China is a large and diverse market, consumer trends and demands may vary significantly by region and our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experience to expand into other parts of China. When we enter new markets, we may face intense competition from companies with greater experience or an established presence in the targeted geographical areas or from other companies with similar expansion targets. In addition, our business model may not be successful in new and untested markets and markets with a different legal and business environment, such as Hong Kong and Macau. Therefore, we may not be able to grow our revenues in the new cities we enter into due to the substantial costs involved.

If advertising clients or the viewing public do not accept, or lose interest in, our pre-movie advertising network, we may be unable to generate sufficient cash flow from our operating activities and our prospects and results of operations could be negatively affected.

The market for pre-movie advertising networks in China is relatively new and its potential is uncertain. We compete for advertising spending with many forms of more established advertising media, such as television, print media, Internet and other types of out-of-home advertising. Our success depends on the acceptance of our pre-movie advertising network by advertising clients and agencies and their continuing and increased interest in this medium as a component of their advertising strategies. Our success also depends on the viewing public continuing to be receptive towards our media network. Advertising clients may elect not to use our services if they believe that consumers are not receptive to our network or that our network does not provide sufficient value as an effective advertising medium. Likewise, if consumers find some element of our network to be disruptive or intrusive, movie theaters may decide not to allow us to operate the film screens in movie theaters and advertising clients may view our network as a less attractive advertising medium compared to other alternatives. In that event, advertising clients may determine to reduce their spending on our network and pre-movie advertising.

Pre-Movie advertising is a relatively new concept in China and in the advertising industry generally. If we are not able to adequately track filmgoers’ response to our programs, in particular tracking the demographics of filmgoers most receptive to pre-movie advertising, we will not be able to provide sufficient feedback and data to existing and potential advertising clients to help us generate demand and determine pricing. Without improved market research, advertising clients may reduce their use of pre-movie advertising and instead turn to more traditional forms of advertising that have more established and proven methods of tracking effectiveness.

If a substantial number of advertising clients lose interest in advertising on our media network for these or other reasons or become unwilling to purchase advertising time slots on our network, we will be unable to generate sufficient revenues and cash flow to operate our business, and our revenues, prospects and results of operations could be negatively affected.

We derive a large portion of our revenues from the provision of Multi-Channel Advertising Services. If there is a downturn in the film industry, we may not be able to diversify our revenue sources and our ability to generate revenues and our results of operations could be materially and adversely affected.

A large portion of our historical revenues and expected future revenues have been and will be generated from the provision of Multi-Channel Advertising Services, in particular through the display of advertisements on film screens before a movie starts. Our plan to increase our investments in film and TV programs production and distribution is also closely related to the film industry.

We do not have any current plans to expand outside of sectors related to the film industry and enter into other sectors to diversify our revenue sources. As a result, if there were a downturn in the film industry for any reason, we may not be able to diversify our revenue sources and our ability to generate revenues and our results of operations could be materially and adversely affected.

If we are unable to carry out our operations as specified in existing service rights agreements, retain existing service rights agreements or obtain new service rights agreements on commercially advantageous terms, we may be unable to maintain or expand our network coverage and our costs may increase significantly in the future.

Our ability to generate revenues from advertising sales depends largely upon our ability to operate on a large network of film screens that show our programs in movie theaters. This, in turn, requires that we retain existing service rights agreements and obtain new service rights agreements to operate in movie theaters.

We currently have service rights to place our pre-movie advertisements on film screens in 16 cities. We operate in 42 movie theaters of Wanda Cinemas and 33 movie theaters of Focus Film. We plan to gradually roll out our operations in 50 additional cities. We cannot, however, assure you that we will be able to obtain service rights agreements with Wanda Cinemas or Focus Film in these cities as well.

All of our service rights agreements to operate in movie theaters have terms ranging from 12 to 24 months without any automatic renewal provisions. Our service rights agreements to operate in the 33 movie theaters of Focus Film are subject to renewal before December 31, 2019, and our service rights agreements to operate in the 42 movie theaters of Wanda Cinemas are subject to renewal before December 30, 2020. Movie theaters tend to increase service rights fees over time. After the renewal of the Focus Film and Wanda Cinemas advertising services agreements, we may experience a significant increase in our costs of revenues. If we are unable to pass increased service rights costs on to our advertising clients through rate increases, our operating margins and earnings could decrease and our results of operations could be materially and adversely affected.

Furthermore, as of September 30, 2019, all our service rights agreements to operate in movie theaters contained provisions granting us certain exclusive advertising rights. The scope of the exclusivity, however, varies from agreement to agreement. We cannot assure you that we will be able to retain these agreements, with or without exclusivity provisions, upon their expiration. If we were to lose exclusivity, in particular with the major movie theaters and leading movie theater operators, we may lose market share if our customers decide to place their advertisements on any competing film screens or otherwise decrease their spending on our network. Furthermore, certain service rights agreements contain provisions allowing the movie theaters to terminate the agreements unilaterally without any compensation due to change of law or violations of the service rights agreements. We cannot assure you that our service rights agreements will not be terminated, whether with or without justification.

We plan to renew our service rights agreements and enter into new service rights agreements for operating film screens in additional movie theaters. There is no assurance that we will be able to retain our service rights agreements or obtain new service rights agreements on exclusive or satisfactory terms, or at all. If we fail to retain our service rights agreements to operate in major movie theaters, or retain exclusivity, if a significant number of our existing service rights agreements are terminated or not renewed, or if we are unable to effectively expand our network by obtaining new service rights agreements for our advertisements, advertising clients may find advertising on our network unattractive and may not wish to purchase advertising time slots on our network, which would cause our revenues to decline and our business and prospects to deteriorate.

A substantial majority of our pre-movie advertising revenues are currently concentrated in the movie theaters of Wanda Cinemas and Focus Film in Heilongjiang and Liaoning and a large portion of our Event Planning and Execution Services revenues are concentrated in a single client, Renhe Xinhai Advertising Company Limited (“Renhe”). If any of these companies experiences a material business disruption, we would likely incur substantial losses of revenues.

Although we have expanded our source of revenues by entering into an agreement with Focus Film in September 2018, a substantial majority of our pre-movie advertising revenues are still concentrated in 42 movie theaters of Wanda Cinemas in Heilongjiang and Liaoning and 33 movie theaters of Focus Film in Liaoning. In the fiscal year ended June 30, 2018, we derived about 90% of our pre-movie advertising revenue from the movie theaters of Wanda Cinemas. During the fiscal year ended June 30, 2019, we still derived a majority of our pre-movie advertising revenue from the movie theaters of Wanda Cinemas. A material business disruption affecting Wanda Cinemas or Focus Film could render our advertising media in such movie theaters inoperative or materially limit the locations where we can place our pre-movie advertisements.

In the past, almost all of our Event Planning and Execution Services revenues were derived from services provided to a single client, Renhe. We derived 43% and 13% of our total revenue from Renhe in the fiscal years ended June 30, 2017 and 2018, respectively. Although we increased the number of clients for our Event Planning and Execution Business to twelve during the fiscal year ended June 30, 2019, Renhe still contributed 15% of our total revenue during that period. We expect our services provided to Renhe to continue to contribute a significant portion of our revenues in the foreseeable future. If Renhe experienced any business difficulties or our business relationship with Renhe were disrupted and we are not able to add other source of revenue, we would likely incur substantial losses of revenues.

One or more of our regional distributors could engage in activities that are harmful to our reputation in the industry and to our business.

As of September 30, 2019, we covered 13 out of the 16 cities where we provide our pre-movie advertising network through contractual arrangements with regional distributors. Under these arrangements, we provide our business model and operating expertise to local advertising companies in exchange for their acting as regional distributors of our pre-movie advertising services. Our contractual arrangements with our regional distributors, however, do not provide us with control or oversight over their everyday business activities, and one or more of our regional distributors may engage in activities that violate PRC laws and regulations governing the advertising industry and advertising content, or other PRC laws and regulations generally. Some of our regional distributors may not possess all the licenses required to operate an advertising business, or may fail to maintain the licenses they currently hold, which could result in local regulators suspending the operations of the network in those cities. In addition, although we have the right to review the advertising content that our regional distributors display on the portion of our pre-movie advertising network that they operate independently, our regional distributors may include advertising content on their part of the pre-movie advertising network and violate PRC advertising laws or regulations or expose them and us to lawsuits or result in the revocation of their business license. If any of these events occurs, it could harm our reputation in the industry.

If we are unable to attract advertising clients to purchase advertising time slots on our network, we will be unable to maintain or increase our advertising fees, which could negatively affect our ability to grow our profits.

The fees we charge advertising clients and agencies for time slots on our network depend on the size and quality of our network and the demand by advertising clients for advertising time on our network. We believe advertising clients choose to advertise on our network in part based on the size of our network and the desirability of the locations of the movie theaters we operate in. If we fail to maintain or increase the number of film screens we operate on or solidify our brand name and reputation as a quality pre-movie advertising provider, advertising clients may be unwilling to purchase time on our network or to pay the levels of advertising fees we require to grow our profits.

When our current pre-movie advertising network of film screens reaches saturation in the major movie theaters where we operate, we may be unable to offer additional time slots to satisfy all of our advertising clients’ needs, which could hamper our ability to generate higher levels of revenues and profitability over time.

When our pre-movie advertising network of film screens reaches saturation in any particular movie theater, we may be unable to offer additional advertising time slots to satisfy all of our advertising clients’ needs. We would need to increase our advertising rates for advertising in such movie theaters in order to increase our revenues. However, advertising clients may be unwilling to accept rate increases, which could hamper our ability to generate higher levels of revenues over time. In particular, the utilization rates of our advertising time slots in the movie theaters with best location are higher than those in other movie theaters and saturation of film screens in these movie theaters could have a material adverse effect on our growth prospects.

If we cannot manage our growth effectively and efficiently, our results of operations or profitability could be adversely affected.

Our revenue for the fiscal year ended June 30, 2018 was US$5,037,793, an increase of 32% from US$3,817,574 for the fiscal year ended June 30, 2017. Our revenue for the fiscal year ended June 30, 2019 was US$11,679,690, an increase of 132% from US$5,037,793 for the fiscal year ended June 30, 2018. We intend to continue to expand our services and operations. This expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. Our planned expansion will also place significant demands on us to maintain the quality of our services to ensure that our brand does not suffer as a result of any deviations, whether actual or perceived, in the quality of our services. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified advertising service professionals as well as other administrative and sales and marketing personnel, particularly as we expand into new markets and launch new business initiatives. We may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new expansion into our operations. As a result, our quality of service may deteriorate and our results of operations or profitability could be adversely affected.

If we are unable to compete successfully, our financial condition and results of operations may be harmed.

In the pre-movie advertising market inside Heilongjiang and Liaoning, we believe that we currently do not have any credible competitors because we currently occupy 82% of the market share in the pre-movie advertising market in Heilongjiang and Liaoning. We, however, compete for overall advertising spending with other alternative media companies, such as Internet, street furniture, billboard and public transportation advertising companies, and with traditional advertising media, such as newspapers, television, magazines and radio. We also compete for advertising dollars spent in the pre-movie advertising industry and face competition from new entrants into film multimedia industry in the future. Competition in the advertising industry is primarily based on quality of services or program, brand name recognition, network size and geographic coverage, price, and range of services.

Significant competition could reduce our operating margins and profitability and result in a loss of market share. Some of our existing and potential competitors may have competitive advantages, such as significant greater brand recognition, financial, marketing or other resources and may be able to mimic and adopt our business model. Several of our competitors have significantly larger advertising networks than we do, which gives them an ability to reach a larger number of overall potential consumers and which make them less susceptible to downturns in particular sectors, such as film industry. Significant competition will provide advertising clients with a wider range of media and advertising service alternatives, which could lead to lower prices and decreased revenues, gross margins and profits.

We may be subject to, and may expend significant resources in defending against, government actions and civil suits based on the content we provide through our pre-movie advertising network.

Civil claims may be filed against us for fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of the information displayed on our network. If consumers find the content displayed on our network to be offensive, movie theaters may seek to hold us responsible for any consumer claims or may terminate their relationships with us. Offensive and objectionable content and legal standards for defamation and fraud in China are less defined than in other more developed countries and we may not be able to properly screen out unlawful content.

In addition, if the security of the content management system of our pre-movie advertising network is breached and unauthorized images, text or audio sounds are displayed on our network, viewers or the PRC government may find these images, text or audio sounds to be offensive, which may subject us to civil liability or government censure despite our efforts to ensure the security of our content management system. Any such event may also damage our reputation. If our advertising viewers do not believe our content is reliable or accurate, our business model may become less appealing to viewers in China and our advertising clients may be less willing to place advertisements on our network.

If we fail to hire, train and retain qualified managerial and other employees, our business and results of operations could be materially and adversely affected.

We place substantial reliance on the advertising market experience and knowledge of our senior management team as well as their relationships with other industry participants. Mr. Bo Jiang, our chairman, and Mr. Tao Jiang, our chief executive officer, are particularly important to our future success due to their substantial experience and reputation in the advertising market. We do not carry, and do not intend to procure, key person insurance on any of our senior management team. The loss of the services of one or more members of our senior management team due to their departure, or otherwise, could hinder our ability to effectively manage our business and implement our growth strategies. Finding suitable replacements for our current senior management could be difficult, and competition for such personnel of similar experience is intense. If we fail to retain our senior management, our business and results of operations could be materially and adversely affected.

Our advertising service professionals interact with our customers on a daily basis. They are critical to maintaining the quality and consistency of our services and our brand and reputation. It is important for us to attract qualified managerial and other employees who have experience in advertising related services and are committed to our service approach. There may be a limited supply of qualified individuals in some of the cities in China where we have operations and other cities into which we intend to expand. We must hire and train qualified managerial and other employees on a timely basis to keep pace with our rapid growth while maintaining consistent quality of services across our operations in various geographic locations. We must also provide continuous training to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may decrease in one or more of the markets where we operate, which in turn, may cause a negative perception of our brand and adversely affect our business.

Any failure to register our trademarks or protect our copyright, and other intellectual property rights could have a negative impact on our business.

The Company is currently in the process of registering the “Leaping Media Group” trademark and owns the copyright of its logo, the web TV series “Meet Myself,” and the film “The Master-Hand.” We believe our trademarks in the registration process, copyright, and other intellectual property rights are critical to our success. Any unauthorized use of our trademarks in the registration process and other intellectual property rights could harm our competitive advantages and business. Historically, China has not protected intellectual property rights to the same extent as the United States or the Cayman Islands, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Monitoring and preventing fraudulent or unauthorized use is difficult. The measures we take to protect our intellectual property rights may not be adequate. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brand, trademarks in the registration process and other intellectual property rights, we may lose these rights and our business may suffer materially.

The Company owns the internet domain names “yzcmmedia.cn” and “yzcmmedia.com.” As internet domain name rights are not rigorously regulated or enforced in China, other companies may incorporate in their domain names elements similar in writing or pronunciation to “Yuezhong” or their Chinese equivalents in the future. This may result in confusion between those companies and our company and may lead to the dilution of our brand value, which could adversely affect our business.

Future acquisitions may have an adverse effect on our ability to manage our business.

We may acquire businesses, technologies, services or products which are complementary to our core digital media network business. Future acquisitions may expose us to potential risks, including risks associated with: the integration of new operations, services and personnel; unforeseen or hidden liabilities; the diversion of resources from our existing business and technology; our potential inability to generate sufficient revenue to offset new costs; the expenses of acquisitions; or the potential loss of or harm to relationships with both employees and advertising clients resulting from our integration of new businesses.

Any of the potential risks listed above could have a material and adverse effect on our ability to manage our business, our revenues and net income. We may need to raise additional debt funding or sell additional equity securities to make such acquisitions. The raising of additional debt funding by us, if required, would result in increased debt service obligations and could result in additional operating and financing covenants, or liens on our assets, that would restrict our operations. The sale of additional equity securities could result in additional dilution to our shareholders.

We have no control over theater chain companies and our Movie Theater Operating Business may be adversely affected if our access to films is limited or delayed.

In China, film production and distribution entities provide films directly to theater chain companies. Operators of movie theaters lack opportunities to negotiate directly with the film production and distribution entitles for purposes of movie screening. For a movie theater to get the license to screen any movies, it is required to join an existing theater chain or establish its own theater chain. Therefore, we rely on theater chain companies, over whom we have no control, for the films that we exhibit. Although we have entered into Theater Chain Agreements with Liaoning North Cinema Line Co., Ltd., according to which the theater chain company will provide us with a certain number of films each year. We cannot decide which particular films would be provided to us or whether the films provided to us are popular at the moment of exhibition. If the theater chain we have joined could not obtain licenses for first-run exhibition of popular films, our access to such films would be limited or delayed and our business may be adversely affected. To the extent that we are unable to obtain the license for the exhibition of a popular film in our theaters, our operating results may be adversely affected.

Our Movie Theater Operating Business depends on film production and performance.

Our ability to operate successfully depends upon the availability, diversity, and appeal of films, our ability to obtain licensed films, and the performance of such films in our markets. The most attended films are usually released during the summer, the calendar year-end holidays, and other holidays, making our Movie Theater Operating Business highly seasonal. Poor performance of, or any disruption in the production of these films (including by reason of a strike or lack of adequate financing), or a reduction in the marketing efforts of the major film studios, could hurt our business and results of operations. Conversely, the successful performance of these films, particularly the sustained success of any one film, or an increase in effective marketing efforts of the major film studios, may generate positive results for our business and operations in a specific fiscal quarter or year that may not necessarily be indicative of, or comparable to, future results of operations.

Our movie theaters are subject, at times, to intense competition.

Our movie theaters are subject to varying degrees of competition in the geographic areas in which we operate. Competitors may be national circuits, regional circuits, or smaller independent exhibitors. Competition among theater exhibition companies is often intense with respect to the following factors:

• Attracting patrons. The competition for patrons is dependent upon factors such as the availability of popular films, the location and number of theaters and screens in a market, the comfort and quality of the theaters, and pricing. Competitors have built or may be planning to build theaters in certain areas where we operate, which could result in excess capacity and increased competition for patrons.

•Licensing films. We believe that the principal competitive factors with respect to film licensing include licensing terms, number of seats and screens available for a particular picture, revenue potential, and the location and condition of an exhibitor’s theaters.

• New sites and acquisitions. We must compete with exhibitors and others in our efforts to locate and acquire attractive new and existing sites for our theaters. There can be no assurance that we will be able to acquire such new sites or existing theaters at reasonable prices or on favorable terms. Moreover, some of these competitors may be stronger financially than we are. As a result of the foregoing, we may not succeed in acquiring theaters or may have to pay more than we would prefer to make an acquisition.

The theatrical exhibition industry also faces competition from other forms of out-of-home entertainment, such as concerts, amusement parks, and sporting events and from other distribution channels for filmed entertainment, such as cable television, pay-per-view, and home video systems, and from other forms of in-home entertainment.

An increase in the use of alternative film delivery methods or other forms of entertainment may drive down the attendance of our theaters and limit our ticket prices.

We compete with other film delivery methods, including network, syndicated cable and satellite television, and DVDs, as well as video-on-demand, pay-per-view services, and downloads via the Internet. We also compete for the public's leisure time and disposable income with other forms of entertainment, including sporting events, amusement parks, live music concerts, live theater, and restaurants. An increase in the popularity of these alternative film delivery methods and other forms of entertainment could reduce attendance at our theaters, limit the prices we can charge for admission, and materially adversely affect our business and results of operations.

General political, social, and economic conditions can reduce the attendance of our movie theaters.

Our success depends on general political, social, and economic conditions and the willingness of consumers to spend money at movie theaters. If going to films becomes less popular or consumers spend less on concessions, our operations could be adversely affected. In addition, our operations could be adversely affected if consumers' discretionary income falls as a result of an economic downturn. Geopolitical events, including the threat of domestic terrorism or cyber attacks, could cause people to avoid our theaters or other public places where large crowds are in attendance. In addition, due to our concentration in certain markets, natural disasters such as hurricanes or earthquakes in those markets could adversely affect our overall results of operations.

Risks Relating to Doing Business in the PRC

There are uncertainties under the Foreign Investment Law relating to the status of businesses in China controlled by foreign invested projects primarily through contractual arrangements, such as our business.

The Ministry of Commerce of the People’s Republic of China (the “MOFCOM”), and the National Development and Reform Commission, or “NDRC,” promulgated the Special Measures for Foreign Investment Access (2019 version), or the “2019 Negative List,” on June 30, 2019, which became effective on July 30, 2019. According to the 2019 Negative List, the advertising services sector and event planning and execution services sector, in which the Company is currently engaged in business operations, are not deemed to be either “restricted” or “prohibited” for foreign investors. The MOFCOM and NDRC, however, publish new Catalogues from time to time that may change the scope of the “negative list,” and as such it is uncertain whether future Catalogues may re-classify the advertising services sector or event planning and execution services sector in the “negative list.” Pursuant to the 2019 Negative List, foreign investors are also prohibited from investing in film production or distribution companies, movie theater operating companies, and film importing business; as for construction and operation of movie theaters, the controlling shareholder shall be Chinese citizens or institutions. LMG is currently engaged in the business of producing films and operating movie theaters, which are on the 2019 Negative List.

The 2019 Negative List also states that foreign investors are prohibited to invest in the production and operation of broadcasting and TV programs. In addition, according to the Administrative Rules on Production and Operation of Broadcasting and Television Programs, wholly foreign-owned enterprises, joint ventures, and cooperative enterprises in the PRC are not allowed to establish any institution aiming at the production and operation of broadcasting and TV programs, or engaging in any activities for production and operation of broadcasting and TV programs. The required Broadcasting and Television Program Production and Operation Permit is also prohibited to be issued to any wholly foreign-owned enterprises, joint ventures, or cooperative enterprises in the PRC. Our VIE, LMG, and its subsidiary, Yuezhong (Beijing) Film Co., Ltd., are currently holding their Broadcasting and Television Program Production and Operation Permit for the production of TV programs as part of our major business. Our offshore special purpose vehicle, or the “SPV”, is not allowed to be a shareholder of our VIE.

The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015, or the “2015 FIL Draft,” which expanded the definition of foreign investment and introduced the principle of  “actual control” in determining whether a company is considered an FIE. Under the 2015 FIL Draft, VIEs that are controlled via contractual arrangement would also be deemed as FIEs if they are ultimately “controlled” by foreign investors. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law of the PRC, or the “FIL,” which will come into effect on January 1, 2020, repealing simultaneously the Law of the PRC on Sino-foreign Equity Joint Ventures, the Law of the PRC on Wholly Foreign-owned Enterprises, and the Law of the PRC on Sino-foreign Cooperative Joint Ventures, together with their implementation rules and ancillary regulations. Pursuant to the FIL, foreign investment refers to any investment activity directly or indirectly carried out by foreign natural persons, enterprises, or other organizations, including investment in new construction project, establishment of foreign funded enterprise or increase of investment, merger and acquisition, and investment in any other way stipulated under laws, administrative regulations, or provisions of the State Council. Although the FIL has deleted the particular reference to the concept of “actual control” and contractual arrangements in the 2015 FIL Draft, there is still uncertainty regarding whether our VIE would be identified as a FIE in the future. As a result, we cannot assure you that the FIL, when it becomes effective, will not have a material and adverse effect on our ability to conduct our business through our contractual arrangements.

If we are deemed to have a non-PRC entity as a controlling shareholder, the provisions regarding control through contractual arrangements could reach our VIE arrangement, and as a result LMG could become subject to restrictions on foreign investment, which may materially impact the viability of our current and future operations. Specifically, we may be required to modify our corporate structure, change our current scope of operations, obtain approvals or face penalties or other additional requirements, compared to entities which do have PRC controlling shareholders. Uncertainties exist with respect to the interpretation and implementation of FIL and how it may impact the viability of our current corporate structure, corporate governance and business operations.

It is uncertain whether we would be considered as ultimately controlled by Chinese parties. Mr. Bo Jiang, our chairman and a PRC citizen, Mr. Tao Jiang, our chief executive officer and a PRC citizen, and Di Wang, our vice president and a PRC citizen, beneficially and indirectly own 74.72% of our outstanding voting securities. It is uncertain, however, if these factors would be sufficient to give them control over us under the FIL. If future revisions or implementation rules of the FIL mandate further actions, such as the MOFCOM market entry clearance or certain restructuring of our corporate structure and operations, there may be substantial uncertainties as to whether we can complete these actions in a timely manner, if at all, and our business and financial condition may be materially and adversely affected.

Changes in the policies of the PRC government could have a significant impact upon our ability to operate profitably in the PRC.

We conduct all of our operations and all of our revenue is generated in the PRC. Accordingly, economic, political and legal developments in the PRC will significantly affect our business, financial condition, results of operations and prospects. Policies of the PRC government can have significant effects on economic conditions in the PRC and the ability of businesses to operate profitably. Our ability to operate profitably in the PRC may be adversely affected by changes in policies by the PRC government, including changes in laws, regulations or their interpretation, particularly those dealing with the advertising and movie industries, including censorship and other restriction on material which can be transmitted over advertising network, security, intellectual property, money laundering, taxation and other laws that affect our ability to operate our pre-movie advertising network.

Because our business is dependent upon government policies that encourage a market-based economy, change in the political or economic climate in the PRC may impair our ability to operate profitably, if at all.

Although the PRC government has been pursuing a number of economic reform policies for more than two decades, the PRC government continues to exercise significant control over economic growth in the PRC. Because of the nature of our business, we are dependent upon the PRC government pursuing policies that encourage private ownership of businesses. Restrictions on private ownership of businesses would affect the securities business in general and businesses using advertising service in particular. We cannot assure you that the PRC government will pursue policies favoring a market oriented economy or that existing policies will not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting political, economic and social life in the PRC.

The tariffs by the U.S. government and the trade war between the U.S. and China, and on a larger scale, internationally, may dampen global growth. If the U.S. government, in the future, subjects the services that we provide to tariffs, our business operations and revenues may be negatively impacted.

The U.S. government has recently, among other actions, imposed new or higher tariffs on specified products imported from China to penalize China for what it characterizes as unfair trade practices and China has responded by imposing new or higher tariffs on specified products imported from the United States. Based on our analysis of the list of products affected by the tariffs, we expect that the tariffs will not have a material direct impact on our business operations, as currently, we are based in the PRC, and provide services to customers exclusively located within the PRC market. The imposed tariffs, however, may cause the depreciation of the RMB currency and a contraction of certain PRC industries that will likely be affected by the tariffs. As such, there may be potential decrease in the spending powers of advertising customers, which in turn, may lead to a contraction of the PRC advertising market. As such, we may have access to fewer business opportunities and our operation may be negatively impacted. In addition, future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our business and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

Our shareholders are not in compliance with the PRC’s regulations relating to offshore investment activities by PRC residents, and as a result, the Company and its shareholders may be subject to penalties if we are not able to remediate the non-compliance.

In July 2014, the State Administration of Foreign Exchange, or “SAFE,” promulgated the Circular on Issues Concerning Foreign Exchange Administration over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents via Special Purpose Vehicles, or “Circular 37,” which replaced Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or “Circular 75.” According to Circular 37, prior registration with the local SAFE branch is required for Chinese residents to contribute domestic assets or interests to offshore companies, known as SPVs. Moreover, Circular 37 applies retroactively. As a result, Chinese residents who have contributed domestic assets or interests to a SPV, but failed to complete foreign exchange registration of overseas investments as required before July 4, 2014, are required send a letter to SAFE and its branches for explanation. SAFE and its branches shall, under the principle of legality and legitimacy, conduct supplementary registration, and impose administrative punishment on those in violation of the administrative provisions on the foreign exchange pursuant to the law. Circular 37 further requires amendment to a PRC resident’s registration in the event of any significant changes with respect to the SPV, such as an increase or decrease in the capital contributed by PRC individuals, share transfer or exchange, merger, division, or other material event. Further, foreign investment enterprises established by way of round-tripping shall complete the relevant foreign exchange registration formalities pursuant to the prevailing foreign exchange control provisions for direct investments by foreign investors, and disclose the relevant information such as actual controlling party of the shareholders truthfully.

Mr. Bo Jiang, Mr. Tao Jiang, and Ms. Di Wang, who are our beneficial owners and PRC residents, have not completed the initial foreign exchange registration. We have requested our shareholders who are Chinese residents to make the necessary applications, filings, and amendments as required under Circular 37 and other related rules. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements. We cannot, however, provide any assurances that all of our shareholders who are Chinese residents will comply with our request to obtain any applicable registration or comply with other requirements required by Circular 37 or other related rules.

We cannot assure you that our shareholders who are PRC residents will in the future provide sufficient supporting documents required by the SAFE or complete the required registration with the SAFE in a timely manner, or at all. Any failure by any of our shareholders who is a PRC resident, or is controlled by a PRC resident, to comply with relevant requirements under these regulations could subject our SPV to restrictions imposed on foreign exchange activities, including restrictions on its ability to receive registered capital as well as additional capital from Chinese resident shareholders, and repatriation of profits and dividends derived from SPV by Chinese residents to China are illegal. In addition, the failure of the Chinese resident shareholders to complete the registration may subject the shareholders to fines less than RMB50,000 (approximately US$7,278.02).

In addition, pursuant to Circular 37 and Provisional Measures on Administration of Filing for Establishment and Change of Foreign Investment Enterprises, when WFOE completes establishment registration formalities with the State Administration for Industry and Commerce (the “SAIC”) branches, the establishment filing information for foreign investment enterprise shall be submitted together online to the MOFCOM. Due to the shareholders’ failure to complete the foreign exchange registration process required by Circular 37, WFOE could not complete the required filing obligations as a foreign investment enterprise and WFOE or its shareholder might be subject to a fine of not more than RMB30,000 (approximately US$4,366.81).

Further, failure by WFOE to obtain the certificate of establishment filing results in its inability to complete the foreign exchange registration. As a result, our SPV cannot contribute registered capital as well as additional capital to WFOE. The offshore financing funds are also not allowed to be used in China. If WFOE fails to obtain necessary registered capital within the approved business time limit, the industries and commercial administrative authorities might revoke its business license. Due to the failure by WFOE to complete the foreign exchange registration, WFOE is also unable to pay dividends or make distributions to our SPV.

Failure to comply with the SAFE registration requirements could also result in penalties under PRC law for evasion of foreign exchange regulations. According to the Foreign Exchange Control Regulations of PRC, which was promulgated on August 5, 2008, persons who evade foreign exchange by transferring foreign exchange from China to overseas or by using fraudulent means to transfer domestic capital to overseas in violation of the provisions shall be ordered by the foreign exchange control authorities to recover the foreign exchange within a stipulated period and be subject to a fine of not more than 30% of the amount of evaded foreign exchange; where the case is serious, a fine ranging from 30% of the amount of evaded foreign exchange to the equivalent value shall be imposed; where the case constitutes a criminal offence, criminal liability shall be pursued in accordance with the law. Persons who remit foreign exchange into China in violation of the provisions shall be ordered by the foreign exchange control authorities to make correction and be subject to a fine of not more than 30% of the illegal amount; where the case is serious, a fine ranging from 30% of the illegal amount to the equivalent value shall be imposed. Persons who engage in illegal conversion of foreign currencies shall be ordered by the foreign exchange control authorities to do a reverse exchange of the funds involved in the illegal conversion of foreign currencies and be subject to a fine of not more than 30% of the illegal amount.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

We are required under PRC law to participate in various government sponsored employee benefit plans, including social insurance fees and housing provident funds, and contribute to the plans in amounts equal to certain percentages of salaries of our employees at locations where we operate our businesses. LMG has not made adequate employee benefit payments to the social insurance fees, or opened bank accounts for its employees’ housing fund deposits and deposited employees’ housing funds, as required by PRC laws and regulations. LMG may be required to make up the contributions for the social insurance fees and pay late fees equal to 0.05% of the shortage of contributions for each day LMG fails to make up the contributions. Fines up to three times of such shortage may be imposed on LMG if it fails to make up the difference within the time frame prescribed by relevant government authorities.

In addition, the relevant PRC authorities may order LMG to open bank accounts for housing fund deposits, make the payment, and deposit the unpaid housing funds within a prescribed time limit. If LMG fails to go through the formalities to open the accounts within the prescribed time limit, a fine of not less than RMB10,000 (approximately US$1,455.60) nor more than RMB50,000 (approximately US$7,278.02) shall be imposed. If LMG fails to make the payment and deposit the housing funds within the prescribed time limit, an application may be made to the people’s court for compulsory enforcement. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

We have not completed the necessary filing procedures for our original Internet film “The Master-Hand,” and, as a result, the planned release of the film may be delayed or we may even be ordered to cancel the release, which could materially and adversely affect our business and our financial condition.

According to the Notice on Further Strengthening the Planning, Construction and Management of Internet Original Audio-video Programs, basic information of key Internet audio-video programs, which are Internet movies (micro movies) with an investment of more than RMB one million (approximately US$145,560.41), shall be filed for record by the Internet audio-video service entities at the stage of creation planning.

In addition, according to the Notice on Further Strengthening the Management of Internet Audio-video Programs including Web Series and Micro Movies as well as the Supplementary Notice on Further Perfecting the Management of Internet Audio-video Programs including Web Series and Micro Movies, prior to publishing Internet audio-video programs, including web series and micro movies, Internet audio-video service entities shall organize examiners to review on such programs. After this self-examination is completed, the Internet audio-video service entities shall also submit information of their self-examined programs to provincial branches of the State Administration of Press, Publication, Radio, Film, and Television (the “SAPPRFT”) for record-filing and obtain the filing numbers. The programs shall not be published online until the processes of information record-filing have been completed and the filing numbers have been labeled on the programs by the Internet audio-video service entities.

As of the date of this annual report, although we have submitted an application for record-filing for our original Internet film script of the film “The Master-Hand” for its creation planning information, we have not completed the filing procedures as required by the regulations. We cannot estimate the specific timeline for us to complete such filing procedures or assure you that the filing procedures will be completed. As a result, the release of the film may be delayed or we may even be ordered to cancel the release, which could materially and adversely affect our business and our financial condition.

Because our business is conducted in RMB and the price of our Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in the PRC, our books and records are maintained in RMB, which is the currently of the PRC, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the RMB and dollar affect the value of our assets and the results of our operations in United States dollars. The value of the RMB against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue and financial condition. Further, our Ordinary Shares are offered in United States dollars, we will need to convert the net proceeds we receive into RMB in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the RMB will affect that amount of proceeds we will have available for our business.

Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

The EIT Law and its implementing rules provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” under PRC tax laws. The implementing rules promulgated under the EIT Law define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. In April 2009, the State Administration of Taxation, or SAT, issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management bodies” of a PRC-controlled enterprise that is incorporated offshore is located in China. However, there are no further detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body.” Although our board of directors and management are located in the PRC, it is unclear if the PRC tax authorities would determine that we should be classified as a PRC “resident enterprise.”

If we are deemed as a PRC “resident enterprise,” we will be subject to PRC enterprise income tax on our worldwide income at a uniform tax rate of 25%, although dividends distributed to us from our existing PRC subsidiary and any other PRC subsidiaries which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material and adverse effect on our overall effective tax rate, our income tax expenses and our net income. Furthermore, dividends, if any, paid to our shareholders may be decreased as a result of the decrease in distributable profits. In addition, if we were considered a PRC “resident enterprise,” any dividends we pay to our non-PRC investors, and the gains realized from the transfer of our Ordinary Shares may be considered income derived from sources within the PRC and be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty). It is unclear whether holders of our Ordinary Shares would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. This could have a material and adverse effect on the value of your investment in us and the price of our Ordinary Shares.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC EIT Law and its implementation rules, the profits of an FIE generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our PRC subsidiary is wholly-owned by our Hong Kong subsidiary. Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the tax payer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. The beneficial owner of the relevant dividends and the corporate shareholder to receive dividends from the PRC subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, projects or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining the “beneficial owner” status. In current practice, a Hong Kong enterprise must obtain a tax resident certificate from the relevant Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority. As of the date of this annual report, we have not commenced the application process for a Hong Kong tax resident certificate from the relevant Hong Kong tax authority, and there is no assurance that we will be granted such a Hong Kong tax resident certificate.

Even after we obtain the Hong Kong tax resident certificate, we are required by applicable tax laws and regulations to file required forms and materials with relevant PRC tax authorities to prove that we can enjoy 5% lower PRC withholding tax rate. Yuezhong Media HK intends to obtain the required materials and file with the relevant tax authorities when it plans to declare and pay dividends, but there is no assurance that the PRC tax authorities will approve the 5% withholding tax rate on dividends received from Yuezhong Media HK.

Our contractual arrangements with LMG and its shareholders may not be effective in providing control over LMG.

All of our current revenue and net income is derived from LMG and its subsidiaries. We do not have an equity ownership interest in LMG but rely on contractual arrangements with LMG to control and operate its business and the business of its subsidiaries. However, these contractual arrangements may not be effective in providing us with the necessary control over LMG and its operations. Any deficiency in these contractual arrangements may result in our loss of control over the management and operations of LMG, which will result in a significant loss in the value of an investment in our company. We rely on contractual rights through our VIE structure to effect control over and management of LMG and its subsidiaries which exposes us to the risk of potential breach of contract by the shareholders of LMG. In addition, as our chairman Mr. Bo Jiang, our CEO Mr. Tao Jiang, and our vice president Ms. Di Wang, as of the date of this annual report, own 50%, 25%, and 25% of LMG’s outstanding equity, respectively, it may be difficult for us to change our corporate structure if such shareholders refuse to cooperate with us.

Because we conduct our business through LMG, a VIE, if we fail to comply with applicable law, we could be subject to severe penalties and our business could be adversely affected.

We operate our business through LMG, a VIE, the equity of which is owned by Mr. Bo Jiang, our chairman, Mr. Tao Jiang, our CEO, and Ms. Di Wang, our vice president, through a series of contractual agreements, as a result of which, under United States generally accepted accounting principles, the assets and liabilities of LMG are treated as our assets and liabilities and the results of operations of LMG are treated in all respects as if they were the results of our operations. There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of the contractual arrangements between WFOE and LMG.

On or around September 2011, various media sources reported that the China Securities Regulatory Commission (the “CSRC”) had prepared a report proposing pre-approval by a competent central government authority of offshore listings by China-based companies with VIE structures that operate in industry sectors subject to foreign investment restrictions. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides, or whether any new PRC laws or regulations relating to VIE structures will be adopted or what they would provide.

If WFOE, LMG or their ownership structure or the contractual arrangements are determined to be in violation of any existing or future PRC laws, rules or regulations, or WFOE or LMG fails to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of WFOE or LMG;
•	discontinuing or restricting the operations of WFOE or LMG;
•	imposing conditions or requirements with which we, WFOE, or LMG may not be able to comply;
•	requiring us, WFOE, or LMG to restructure the relevant ownership structure or operations which may significantly impair the rights of the holders of our Ordinary Shares in the equity of LMG;
•	restricting or prohibiting our use of the proceeds from our initial public offering to finance our business and operations in China; and
•	imposing fines.

We cannot assure you that the PRC courts or regulatory authorities may not determine that our corporate structure and contractual arrangements violate PRC laws, rules or regulations. If the PRC courts or regulatory authorities determine that our contractual arrangements are in violation of applicable PRC laws, rules or regulations, our contractual arrangements will become invalid or unenforceable, and LMG will not be treated as a VIE and we will not be entitled to treat LMG’s assets, liabilities and results of operations as our assets, liabilities and results of operations, which could effectively eliminate the assets, revenue and net income of LMG from our balance sheet, which would most likely require us to cease conducting our business and would result in the delisting of our Ordinary Shares from Nasdaq Capital Market and a significant impairment in the market value of our Ordinary Shares.

If we become directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our stock.

The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.

We are regulated by the SEC and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Our SEC reports and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review by China Securities Regulatory Commission, a PRC regulator that is responsible for oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings and our other public pronouncements with the understanding that no local regulator has done any review of us, our SEC reports, other filings or any of our other public pronouncements.

Increases in labor costs in the PRC may adversely affect our business and our profitability.

China’s economy has experienced increases in labor costs in recent years. China’s overall economy and the average wage in China are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products or services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and its implementing rules that became effective in September 2008 and its amendments that became effective in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. Besides, pursuant to the Labor Contract Law and its amendments, dispatched employees are intended to be a supplementary form of employment and the fundamental form should be direct employment by enterprises and organizations that require employees. Further, it is expressly stated in the Interim Provisions on Labor Dispatch that became effective on March 1, 2014 that the number of seconded employees an employer uses may not exceed 10% of its total labor force and the employer has a two-year transition period to comply with such requirement. The transition period ended on February 29, 2016, and those PRC subsidiaries have taken steps to decrease the number of seconded employees. If the relevant PRC subsidiaries are deemed to have violated the limitation on the use of seconded employees under the relevant labor laws and regulations, we may be subject to fines and incur other costs to make required changes to our current employment practices.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to WFOE, our PRC subsidiary, or to our VIE, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to WFOE, our PRC subsidiary, or to our VIE, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or “FIEs,” the combined amount of offshore capital contributions and loans cannot exceed the FIE’s approved total investment amount. Any capital contributions to our PRC subsidiary must be filed with the MOFCOM or its local counterparts, and registered with a local bank authorized by SAFE. In addition, (a) any loan provided by us to WFOE, which is a FIE, cannot exceed the difference between its total investment amount and registered capital, and must be registered with SAFE or its local counterparts, and (b) any loan provided by us to our VIE which is a domestic PRC entity, over a certain threshold, must be approved by the relevant government authorities and must be registered with SAFE or its local counterparts. Given that the approved registered capital and total investment amount written in the article of WFOE are currently the same, if we seek to make a capital contribution to WFOE we must first apply to increase both its registered capital and total investment amount, while if we seek to provide a loan to WFOE, we must first increase its total investment amount. We currently do not have any immediate plans to utilize the proceeds from our initial public offering to make capital contribution into WFOE or provide any loan to WFOE or to our VIE. See “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds—Use of Proceeds.” If we seek to make capital contribution into WFOE or provide any loan to WFOE or to our VIE in the future, we may not be able to obtain the required government approvals or complete the required registrations on a timely basis, if at all. If we fail to receive such approvals or complete such registrations, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or “SAFE Circular 19.” SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the RMB fund converted from their foreign exchange capitals for expenditure beyond their business scopes, providing entrusted loans or repaying loans between non-financial enterprises. Violations of these Circulars could result in severe monetary or other penalties. Although the Company currently does not have any immediate plans to convert the net proceeds of its initial public offering to RMB, SAFE Circular 19 and relevant foreign exchange regulatory rules potentially limit our ability to use RMB converted from the net proceeds of the offering to fund the establishment of new entities in China by our VIE or to invest in or acquire any other PRC companies through WFOE or our VIE, which may adversely affect our business, financial condition, and results of operations.

The failure to comply with PRC regulations relating to mergers and acquisitions of domestic projects by offshore special purpose vehicles may subject us to severe fines or penalties and create other regulatory uncertainties regarding our corporate structure.

On August 8, 2006, MOFCOM, joined by the CSRC, the State-owned Assets Supervision and Administration Commission of the State Council, the SAT, the SAIC, and SAFE, jointly promulgated regulations entitled the Provisions Regarding Mergers and Acquisitions of Domestic Projects by Foreign Investors (the “M&A Rules”), which took effect as of September 8, 2006, and as amended on June 22, 2009. These regulations, among other things, have certain provisions that require offshore special purpose vehicles formed for the purpose of acquiring PRC domestic companies and controlled directly or indirectly by PRC individuals and companies, to obtain the approval of the MOFCOM prior to engaging in such acquisitions and to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock market. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval.

The application of the M&A Rules with respect to our corporate structure remains unclear, with no current consensus existing among leading PRC law firms regarding the scope and applicability of the M&A Rules. Thus, it is possible that the appropriate PRC government agencies, including MOFCOM, would deem that the M&A Rules required us or our entities in China to obtain approval from the MOFCOM or other PRC regulatory agencies in connection with WFOE’s control of LMG through contractual arrangements. If the CSRC, MOFCOM, or another PRC regulatory agency determines that government approval was required for the VIE arrangement between WFOE and LMG, or if prior CSRC approval for overseas financings is required and not obtained, we may face severe regulatory actions or other sanctions from the MOFCOM, the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines or other penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from overseas financings into the PRC, restrict or prohibit payment or remittance of dividends to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to delay or cancel overseas financings, to restructure our current corporate structure, or to seek regulatory approvals that may be difficult or costly to obtain.

The M&A Rules, along with certain foreign exchange regulations discussed below, will be interpreted or implemented by the relevant government authorities in connection with our future offshore financings or acquisitions, and we cannot predict how they will affect our acquisition strategy. For example, LMG’s ability to remit its profits to us or to engage in foreign-currency-denominated borrowings, may be conditioned upon compliance with the SAFE registration requirements by Mr. Bo Jiang, principal shareholder of the Registrant and the VIE, over whom we may have no control.

Our contractual agreements with LMG are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under these contractual arrangements.

As all of our contractual arrangements with LMG are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Disputes arising from these contractual arrangements between us and LMG will be resolved through arbitration in China, although these disputes do not include claims arising under the United States federal securities law and thus do not prevent you from pursuing claims under the United States federal securities law. The legal environment in the PRC is not as developed as in the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these contractual arrangements, through arbitration, litigation and other legal proceedings remain in China, which could limit our ability to enforce these contractual arrangements and exert effective control over LMG. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over LMG, and our ability to conduct our business may be materially and adversely affected.

Risks Relating to the Trading Market

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases.

If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance.

The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our revenue and other operating results;
•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
•	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;
•	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;
•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;
•	lawsuits threatened or filed against us; and
•	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Since our chairman, our CEO, and our vice president currently together own 74.72% of our Ordinary Shares, they have the ability to elect directors and approve matters requiring shareholder approval by way of ordinary resolution or special resolution.

Mr. Bo Jiang, our chairman, is currently the beneficial owner of 5,985,915.4930, or 37.36% of our issued Ordinary Shares. Mr. Tao Jiang, our CEO, is currently the beneficial owner of 2,992,957.7465, or 18.68% of our issued Ordinary Shares. Ms. Di Wang, our vice president, is currently the beneficial owner of 2,992,957.7465, or 18.68% of our issued Ordinary Shares. The three of them together are holding 74.72% of our outstanding Ordinary Shares. As result, they will be able to exert significant voting influence over fundamental and significant corporate matters and transactions. They may have the power to elect all directors and approve all matters requiring shareholder approval without the votes of any other shareholder. They will have significant influence over a decision to enter into any corporate transaction and has the ability to prevent any transaction that requires the approval of shareholders, regardless of whether or not our other shareholders believe that such transaction is in our best interests. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our Ordinary Shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their Ordinary Shares.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. As we are an “emerging growth company,” we are expected to first include a management report on our internal controls over financial reporting in our annual report in the second fiscal year end following the effectiveness of our initial public offering. As such, these requirements are expected to first apply to our annual report on Form 20-F for the fiscal year ending on June 30, 2020. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting is effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

We are a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. We plan to remedy our material weaknesses and other control deficiencies in time to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our Ordinary Shares. Furthermore, we anticipate that we will incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of the Sarbanes-Oxley Act.

We will incur increased costs as a result of being a public company.

Once we become a public company, we will incur significant legal, accounting and other expenses that we do not incur as a private company prior to our initial public offering. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and Nasdaq, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we incur ongoing additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Ordinary Shares.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from disclosure and other requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

We will incur increased costs after we cease to qualify as an “emerging growth company.”

The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies. As an “emerging growth company” pursuant to the JOBS Act, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance increased disclosure requirements.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq Listing Rule requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may, follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. The Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. However, we may consider following home country practice in lieu of the requirements under the Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting, and other expenses that we would not incur as a foreign private issuer.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of our initial public offering, we may cease to qualify as a foreign private issuer in the future.

Anti-takeover provisions in our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control.

Some provisions of our amended and restated memorandum and articles of association, as adopted by special resolutions on December 11, 2018, may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including, among other things, the following:

•	provisions that authorize our board of directors to issue shares with preferred, deferred or other special rights or restrictions without any further vote or action by our shareholders; and

•	provisions that restrict the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings.

Our board of directors may decline to register transfers of Ordinary Shares in certain circumstances.

Except in connection with the settlement of trades or transactions entered into through the facilities of a stock exchange or automated quotation system on which our Ordinary Shares are listed or traded from time to time, our board of directors may, in its sole discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien.

Where the Ordinary Shares are not listed on or subject to the rules of Nasdaq Capital Market, our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such Ordinary Share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
•	the instrument of transfer is in respect of only one class of Ordinary Shares;
•	the instrument of transfer is properly stamped, if required;
•	the Ordinary Share transferred is fully paid and free of any lien in favor of us;
•	any fee related to the transfer has been paid to us; and
•	the transfer is not to more than four joint holders.

If our directors refuse to register a transfer, they are required, within one month after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

This, however, is unlikely to affect market transactions of the Ordinary Shares purchased by investors in the public offering. Once the Ordinary Shares have been listed, the legal title to such Ordinary Shares and the registration details of those Ordinary Shares in the Company’s register of members will remain with DTC/Cede & Co. All market transactions with respect to those Ordinary Shares will then be carried out without the need for any kind of registration by the directors, as the market transactions will all be conducted through the DTC systems.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Law (2018 Revision) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least twenty-one clear days is required for the convening of our annual general shareholders’ meeting and at least 14 clear days’ notice any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in the Company.

Because we are a Cayman Islands corporation and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain.

We are incorporated in the Cayman Islands and conduct our operations primarily in China. Substantially all of our assets are located outside of the United States and the proceeds of our initial public offering will primarily be held in banks outside of the United States. In addition, all of our directors and officers reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may not permit you to enforce a judgment against our assets or the assets of our directors and officers.

Recently introduced economic substance legislation of the Cayman Islands may adversely impact us or our operations.

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Law, 2018 (the “Substance Law”) came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019, onwards. However, it is anticipated that the Company itself may remain out of scope of the legislation or else be subject to more limited substance requirements. Although it is presently anticipated that the Substance Law will have little material impact on the Company or its operations, as the legislation is new and remains subject to further clarification and interpretation it is not currently possible to ascertain the precise impact of these legislative changes on the Company.

If we are classified as a passive foreign investment company, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

•	At least 75% of our gross income for the year is passive income; or
•	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Based on our operations and the composition of our assets, we do not expect to be treated as a PFIC under the current rules. It is possible that, however, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating LMG as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with LMG, and as a result, we are treating LMG as our wholly-owned subsidiary for U.S. federal income tax purposes. For purposes of the PFIC analysis, in general, according to Internal Revenue Code Section 1297(c), a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. Although WFOE does not technically own any stock in LMG, because of its control over management decisions of LMG, its entitlement to economic benefits associated with LMG, and the inclusion of LMG as part of the consolidated group (under Accounting Standards Codification (ASC) Topic 810, “Consolidation,” VIEs are generally consolidated with other related entities under common control), there is a risk that WFOE’s interest in LMG might be considered a deemed stock interest. Therefore, the income and assets of LMG should be included in the determination of whether or not we are a PFIC in any taxable year Since there is little to no guidance other than the statute itself (Internal Revenue Code Section 1297(c)) and analogous portions of the code, treasury regulations and other accepted authorities, the IRS could challenge our position that the look through rule should apply in this. In the event the IRS takes the position that we should not treated as owning LMG for United States federal income tax purposes, we would likely be treated as a PFIC.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

On August 21, 2018, we established a holding company, Leaping Group, under the laws of the Cayman Islands. Leaping Group owns 100% of Yuezhong International, a British Virgin Islands company incorporated on September 4, 2018. Yuezhong International owns 100% of Yuezhong Media HK, a Hong Kong company incorporated on July 16, 2018.

On October 12, 2018, WFOE was incorporated pursuant to PRC laws as a wholly foreign owned enterprise. Yuezhong Media HK holds 100% of the equity interests in WFOE.

We operate through our VIE, LMG, and its subsidiaries. LMG was established in 2013 as a limited company pursuant to PRC laws, and began generating revenue in 2014. Since the inception of LMG, we have consolidated our business practice, consistently expanded our business operation beyond Event Planning and Execution Services to include Multi-Channel Advertising Services and more recently in 2017, started to invest in films and TV programs production and distribution. We established a wholly owned subsidiary of LMG, Horgos Xinyuezhong Film Media Co., Ltd. in 2017 pursuant to PRC laws, which was subsequently dissolved on April 17, 2019. The related parties of LMG also established companies pursuant to PRC laws, including Shenyang Tianniu Media Co., Ltd. in 2013, Yuezhong Media (Dalian) Co., Ltd. in 2016, Yuezhong (Beijing) Film Co., Ltd. in 2017, and Harbin Yuechuzhong Media Co., Ltd., Shenyang Xiagong Hotel Management Co., Ltd., and Liaoning Leaping International Cinema Management Co., Ltd. in 2018. The ownership of these companies was transferred to LMG, resulting in these companies being wholly owned subsidiaries of LMG.

Pursuant to PRC laws, each entity formed under PRC law shall have certain business scope as submitted to the Administration of Industry and Commerce or its local counterpart. Pursuant to specific business scopes, approval by the relevant competent regulatory agencies may be required prior to commencement of business operations. As such, WFOE’s business scope is to primarily engage in technology development, provision of technology service, technology consulting; development of computer software and hardware, computer network technology, game software; provision of enterprise management and related consulting service, human resource consulting service and intellectual property consulting service. Since the sole business of WFOE is to provide LMG with technical support, consulting services and other management services relating to its day-to-day business operations and management in exchange for a service fee approximately equal to LMG’s net income after the deduction of the required PRC statutory reserve, such business scope is necessary and appropriate under PRC laws. LMG, on the other hand, is also able to, pursuant to its business scope, provide Multi-Channel Advertising Services, Event Planning and Execution Services, and Film Production Services.

We control LMG through contractual arrangements, which are described under “—B. Business Overview—Contractual Arrangements between WFOE and LMG.”

Our principal executive offices are located at 2010 Huaruntiexi Center, Tiexi District, Shenyang, Liaoning Province, People’s Republic of China, and our telephone number is +86-02422598763. Our registered office in the Cayman Islands is located at 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands, and the phone number of our registered office is +1 (345) 949-9876. We maintain a corporate website at http://www.yzcmmedia.cn/. Our website or any other website does not constitute a part of this annual report.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and we are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, (1) presenting only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations in this annual report, (2) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (3) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (4) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these exemptions.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. As a result, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We could remain an emerging growth company for up to five years, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenues exceed US$1.07 billion, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, or (3) the date on which we have issued more than US$1 billion in non-convertible debt during the preceding three-year period.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;
•	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;
•	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;
•	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;
•	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and
•	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

B. Business Overview

Overview

We conduct substantially all of our business through our VIE, LMG, and its subsidiaries, in China. We primarily conduct Multi-Channel Advertising Business, Event Planning and Execution Business, Film Production Business, and Movie Theater Operating Business. Currently, our primary market is Heilongjiang and Liaoning, covering major second-tier cities in the areas such as Harbin and Shenyang.

For the fiscal years ended June 30, 2019, 2018 and 2017, our revenues were primarily generated from our Multi-Channel Advertising Business and Event Planning and Execution Business. The revenue derived from our Multi-Channel Advertising business accounted for 68%, 80% and 57% of our total revenue in the fiscal years ended June 30, 2019, 2018 and 2017, respectively.

Our Multi-Channel Advertising Services include advertising creation and production, pre-movie advertisements display, and advertising result evaluation. Typically, we will sign an advertising service agreement with an advertising client to undertake the advertising campaign of the client. The scope of service varies according to clients’ needs; it could be a full package of all the above services, or the combination of the latter two services. The price of 15-second slots on our pre-movie advertising network currently ranges from US$3,810 to US$5,276 based on the number of movie theaters in which the advertisement is placed, the length of the time slot purchased, as well as the duration of the advertising campaign.

Our Event Planning and Execution Services include planning and arrangement of events, and production of related advertising materials. After entering an event planning and execution service agreement with a client, we will first decide on the suitable form for a marketing event. If it is an offline event, we choose an event venue based on the target customers and budget, design and order exhibition models, decorate the venue, and hold the event on the designated date. If it is an online event, our creatives come up with ideas and discuss them with our client, our designers design a website based on the idea, and our background supporters make sure that the website is successfully launched and maintained. Typical marketing events include brand promotion through elevator and in-store LED billboard advertisements and potential customer information collection by offering incentives such as static display, performances, free movie tickets, and VR experiences. Our fee for providing Event Planning and Execution Services for an event is negotiated with the client on a case-by-case basis, depending on the scale and length of the event, the number of employees and independent contractors involved, and the desired effect of the event.

Our Film Production Services include investment in films and TV programs and their distribution in movie theaters or through online platforms. We did not generate any revenue from our Film Production Business in the fiscal years ended June 30, 2017 and 2018. The only film or TV program we released in those fiscal years was the web TV series “Meet Myself.” This web TV series debuted in April 2018, and we started to receive from our distributor fees during the fiscal year ended June 30, 2019.

Our Movie Theater Operating Business includes the investment in and running of movie theaters in China. On February 2, June 16, and September 17, 2019, we opened our first three movie theaters in Shenyang, respectively. As of June 30, 2019, we had been operating two movie theaters in Shenyang. As of the date of this annual report, we are operating three movie theaters in Shenyang with a total of 17 screens. The operating of our own movie theaters will further enhance both our Multi-Channel Advertising Business and Film Production Business. In the fiscal year ended June 30, 2019, we had total revenues of approximately US$341,575 generated from our Movie Theater Operating Business.

Contractual Arrangements between WFOE and LMG

Neither we nor our subsidiaries own any equity interest in LMG. Instead, we control and receive the economic benefits of LMG’s business operation through a series of contractual arrangements. WFOE, LMG and its shareholders entered into a series of contractual arrangements, also known as VIE Agreements, on October 15, 2018. The VIE agreements are designed to provide WFOE with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of LMG, including absolute control rights and the rights to the assets, property and revenue of LMG.

According to the Exclusive Service Agreement, LMG is obligated to pay service fees to WFOE approximately equal to the net income of LMG after deduction of the required PRC statutory reserve.

Each of the VIE Agreements is described in detail below:

Exclusive Service Agreement

Pursuant to the Exclusive Service Agreement between LMG and WFOE, WFOE provides LMG with technical support, consulting services, intellectual services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. For services rendered to LMG by WFOE under the Exclusive Service Agreement, WFOE is entitled to collect a service fee equal to the remaining amount of LMG’s profit before tax after deducting relevant costs and reasonable expenses.

The term of the Exclusive Service Agreement is 10 years unless terminated earlier by WFOE with 30-day prior notice. LMG does not have the right to terminate that agreement unilaterally. The agreement would renew automatically by 10 years after expiration, with no limit on times of renewal.

The CEO of WFOE, Mr. Tao Jiang, is currently managing LMG pursuant to the terms of the Exclusive Service Agreement. WFOE has absolute authority relating to the management of LMG, including but not limited to decisions with regard to expenses, salary raises and bonuses, hiring, firing, and other operational functions. The Exclusive Service Agreement does not prohibit related party transactions. Upon the establishment of the audit committee at the consummation of the Company’s initial public offering, the audit committee will be required to review and approve in advance any related party transactions, including transactions involving WFOE or LMG.

Equity Pledge Agreement

Under the Equity Pledge Agreement between WFOE, and Mr. Bo Jiang, Mr. Tao Jiang, and Ms. Di Wang, together holding 100% of the shares of LMG (the “LMG Shareholders”), the LMG Shareholders pledged all of their equity interests in LMG to WFOE to guarantee the performance of LMG’s obligations under the Exclusive Service Agreement, Call Option Agreement and Shareholders’ Voting Rights Proxy Agreement (collectively, the “Transaction Agreements”). Under the terms of the Equity Pledge Agreement, in the event that LMG or the LMG Shareholders breach their respective contractual obligations under the Transaction Agreements, WFOE, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interests. The LMG Shareholders also agreed that upon occurrence of any event of default, as set forth in the Equity Pledge Agreement, WFOE is entitled to dispose of the pledged equity interests in accordance with applicable PRC laws. The LMG Shareholders further agreed not to dispose of the pledged equity interests or take any actions that would prejudice WFOE’s interest.

The Equity Pledge Agreement is effective until the latest date of the following: (1) the secured debt in the scope of pledge is cleared off; (2) pledgees exercise their pledge rights pursuant to provisions and conditions of the Equity Pledge Agreement; and (3) pledgors transfer all the pledged equity interests to pledgees according to the Call Option Agreement, or other entity or individual designated by it.

The purposes of the Equity Pledge Agreement are to (1) guarantee the performance of LMG’s obligations under the Transaction Agreements, (2) make sure the LMG Shareholders do not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice WFOE’s interests without WFOE’s prior written consent, and (3) provide WFOE control over LMG. In the event LMG breaches its contractual obligations under the Transaction Agreements, WFOE will be entitled to foreclose on the LMG Shareholders’ equity interests in LMG and may (1) exercise its option to purchase or designate third parties to purchase part or all of their equity interests in LMG and in this situation, WFOE may terminate the Equity Pledge Agreement and the other VIE agreements after acquisition of all equity interests in LMG or form a new VIE structure with the third parties designated by WFOE, or (2) dispose of the pledged equity interests and be paid in priority out of proceeds from the disposal in which case the existing VIE structure will be terminated.

On February 22, 2019, the LMG shareholders pledged all of their equity interests in LMG to WFOE and completed the registration process.

Call Option Agreement

Under the Call Option Agreement, the LMG Shareholders irrevocably granted WFOE (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in LMG or the assets of LMG. The option price is the minimum amount to the extent permitted under PRC law.

Under the Call Option Agreement, WFOE may at any time under any circumstances, purchase, or have its designee purchase, at its discretion, to the extent permitted under PRC law, all or part of the LMG Shareholders’ equity interests in LMG or the assets of LMG. The Call Option Agreement, together with the Equity Pledge Agreement, the Exclusive Service Agreement, and the Shareholders’ Voting Rights Proxy Agreement and Powers of Attorney, enable WFOE to exercise effective control over LMG.

The Call Option Agreement remains effective until all the equity or assets of LMG is legally transferred under the name of WFOE and/or other entity or individual designated by it.

Shareholders’ Voting Rights Proxy Agreement and Powers of Attorney

Under the Shareholders’ Voting Rights Proxy Agreement and each of the Powers of Attorney, the LMG Shareholders authorized WFOE to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer, and other senior management members of LMG.

The term of the Shareholders’ Voting Rights Proxy Agreement and each of the Powers of Attorney is the same as the term of the Call Option Agreement. The Powers of Attorney is irrevocable and continuously valid from the date of execution of the Powers of Attorney, so long as the LMG Shareholders are shareholders of LMG.

Spousal Consent

Ms. Wei Tang, the spouse of Mr. Bo Jiang, a shareholder of LMG, agreed, via a spousal consent, to the execution of the “Transaction Documents” including: (a) Call Option Agreement entered into with WFOE and LMG; (b) Shareholders’ Voting Rights Proxy Agreement entered into with WFOE and LMG; (c) Equity Pledge Agreement entered into with WFOE; and (d) Powers of Attorney executed by Mr. Bo Jiang, and the disposal of the equity interests of LMG held by Mr. Bo Jiang and registered in his name.

Ms. Wei Tang further undertakes not to make any assertions in connection with the equity interests of LMG which are held by Mr. Bo Jiang. She confirms that Mr. Bo Jiang can perform, amend, or terminate the Transaction Documents without her authorization or consent. She undertakes to execute all necessary documents and take all necessary actions to ensure appropriate performance of the agreements.

Ms. Wei Tang also undertakes that if she obtains any equity interest of LMG which are held by Mr. Bo Jiang for any reasons, she shall be bound by the Transaction Documents and the Exclusive Service Agreement entered into between WFOE and LMG (as amended time to time) and comply with the obligations thereunder as a shareholder of LMG. For this purpose, upon WFOE’s request, she shall sign a series of written documents in substantially the same format and content as the Transaction Documents and Exclusive Service Agreement (as amended from time to time).

Competitive Strengths

We believe that the following competitive strengths differentiate us from our competitors:

Largest Pre-Movie Advertising Network in Heilongjiang and Liaoning

Our pre-movie advertising network delivers to a mostly young and affluent audience that we believe allows for effective targeting of marketing messages and measurable results, yielding a superior return on investment for advertising clients as compared to many traditional platforms. As a result, we are able to compete effectively for marketing spending by advertising clients and have developed relationships with a diversified group of local, regional, national, and international advertising brands and agencies throughout China.

We currently, directly or through our regional distributors, operate the largest pre-movie advertising network in Heilongjiang and Liaoning that consists of over 605 film screens in 75 movie theaters in 16 cities in Heilongjiang and Liaoning. As of September 30, 2019, we occupied approximately 82% of the market share of the pre-movie advertising market in Heilongjiang and Liaoning. Our advertising programs account for over 20% of the total length of the advertising programs played on these film screens, including pre-movie local advertisements, pre-movie national advertisements, pre-roll advertisements, and public interest advertisements of the movie theaters.

We believe the established scale of our pre-movie advertising network provides our advertising clients with more choices in selecting and combining different movie theaters, cinema operators and locations that are tailored to the needs of their advertising campaigns. The large scale and attractive viewer demographic of our pre-movie advertising network provides us with a competitive advantage over other competing advertising network in Heilongjiang and Liaoning.

Our broad geographic network efficiently covers mainstream consumers with an age between 25 and 45 years old, especially young people who frequent movie theaters. According to Frost & Sullivan, typical filmgoers are young, affluent and well-educated. We believe that this demographic is highly sought after by advertising clients and difficult to reach effectively using traditional media platforms. According to the data of CTR Market Research, during 2017 and the first quarter of 2018, the increase rate of advertising spending in the movie theaters was the highest among all types of media platforms.

We believe that pre-movie advertising benefits from the visual quality and impact of the “big screen” and digital surround sound presented in a distraction-free environment. According to industry studies provided by CTR Market Research, pre-movie advertising is one of the most effective marketing methods, five to six times more effective than advertising through television in terms of unaided recall rates. Pre-Movie advertising is one of the few media platforms that the viewer does not have the ability to skip or turn off.

Advertising Service Agreements and Established Relationships with Major Movie Theater Operators

Advertising service agreements are critical for our Multi-Channel Advertising Business. There is a limited number of large movie theaters in China and film screens where advertisements can be placed are also limited. We have entered into advertising service agreements with Wanda Cinemas, the largest cinema chain in China, and with Focus Film. All of our advertising service agreements provide us with certain exclusivity rights; we have obtained the exclusive right to place our pre-movie local advertisements on the film screens in 42 movie theaters operated by Wanda Cinemas in Heilongjiang and Liaoning and 33 movie theaters operated by Focus Film in Liaoning. We believe our large number of advertising service agreements and the strong relationships with major movie theater operators enable us to strengthen our leading position in the pre-movie advertising market in Heilongjiang and Liaoning.

Highly Recognized Brand Name with a Large Base of Advertising Clients

We have built a highly recognized brand name in Northeast China by developing a reputation for consistently and effectively delivering large-scale yet focused, high-quality cinema digital media content. Our success in maintaining and enhancing our brand and image is demonstrated by our numerous awards, including winning the Great Wall Award of the 25th China International Advertising Festival in October 2018 and becoming one of the “Belt and Road Initiative SME Cooperation Key Project Promotion” enterprises on November 27, 2017, according to a certificate issued by the 25th China International Advertising Festival and a certificate issued by China Association for Small & Medium Commercial Enterprises, respectively. Our brand name and reputation have enabled us to develop and retain a strong advertising client base and our programs include advertisements for international and domestic brand name companies. Since commencing operations on November 19, 2013, to June 30, 2019, a total of 433 advertising clients, including many companies in the Fortune Global 500, have purchased advertising time slots on our network, of which 269 are returning clients who purchased advertising time slots more than once. Our top advertising clients for the fiscal years ended June 30, 2017, 2018 and 2019 included Liaoning Lottery Ticket Center, Shenyang Zhonghai Haijia Real Estate Development Co., Ltd., Shenzhen Xiangjiang Business Management Co., Ltd. (Shenyang), Postal Savings Bank of China Shenyang Branch Office, Postal Savings Bank of China (Liaoning), China Construction Bank (Liaoning), Agricultural Bank of China (Liaoning), and Shenyang Zhonghai Xinhaihui Real Estate Co., Ltd. Our advertising clients also included China Unicom (Liaoning), Bank of China (Liaoning), Agricultural Bank of China (Liaoning), China Construction Bank (Liaoning), and China Mobile (Liaoning).

Strong Management and Sales Team with Extensive Industry Experience

Our management team has significant experience in advertising sales and marketing, movie theater operations, digital network design and operations, and finance. Our senior management has many years of experience in their respective areas of expertise. Our marketing managers have an average of five years of experience in the advertising industry in China and have worked for a number of major domestic and international advertising firms in China. We believe that our management and sales team will be able to effectively grow our business through continued operating improvement and expansion of our products and services.

Integration of Film and TV Industry

We work with market-leading film distributors and online entertainment services in China to invest and distribute films and TV programs. The web TV series “Meet Myself” we invested in generated over 14 million video clicks within four weeks of its release on iQIYI, an online entertainment service in China, in April 2018. Our fast-developing film and TV investment and distribution business will provide us with another driving force in our profits and distinguishes us with other advertising companies that rely solely on their advertising businesses.

Growth Strategies

Our goal is to become one of China’s leading film industry multimedia service providers, and with geographical coverage in major first-tier and second-tier cities on the eastern seaboard and in the central area of China. Accomplishing this goal requires the successful implementation of the following strategies:

Expand the Geographic Coverage and Reach of Our Multi-Channel Advertising Network

We intend to expand the geographic coverage and reach of our multi-channel advertising network by connecting additional movie theaters and other advertising resources to our network. Currently, our pre-movie advertising network covers 16 cities in the two provinces of Heilongjiang and Liaoning. We plan to expand our network into eight provinces on the eastern seaboard and in the central area of China during the next three years, to cover a total of 120 cities, including first-tier cities such as Hangzhou, Jinan, Nanjing, Qingdao, and Wuhan. In addition, after the completion of our proposed initial public offering on the Nasdaq Capital Market, we may take advantage of the newly established platform and purchase pre-movie and outdoor advertising resources in the U.S.

Continue to Promote Our Brand Name and the Value of Pre-Movie Advertising

We will continue to promote our brand name through proactive sale and marketing efforts. We believe this will allow us to broaden our client base as well as strengthen our relationships with cinema operators, advertising agencies and content providers. We will also take initiatives to highlight the value of pre-movie advertising relative to other media. We will continue to utilize research tools that enable our clients to better understand how our network can successfully reach their target audiences and promote their advertising campaigns. As a result, we intend to increase the number of our advertising clients from 433 now to a significantly larger number.

Increase the Investment in Film and TV Program Production

We plan to increase our investment in the Film Production Business and produce in at least one TV series and two films every year. Since the successful release of the web TV series “Meet Myself” in April 2018, we have been considering the investment of the second season; we have also invested in the film “The Master-Hand,” which was filmed in 2018 and is planned to be released in February 2020. We will continue to work with both movie theaters and online platforms to increase our effort in the advertising and distribution of films and TV programs. Some of the companies we currently work with are Wanda Cinemas, Enlight Media, Emperor Entertainment Group, and iQIYI. Our cooperation with both channels provides our clients with more options when distributing their films and TV programs. In addition, we intend to purchase high-quality Chinese and international TV programs and films with a focus on U.S. animations, and work with Broadway producers to introduce more Broadway shows to the Chinese audience.

Purchase and Operate Movie Theaters

We plan to invest in or build 50 movie theaters in China through strategic relationships and acquisitions in the next three years. These movie theaters will be located in first-tier and second-tier cities in China, such as Changchun, Hangzhou, Harbin, Qingdao, Shenyang, and Wuhan. As we look for suitable places for our planned movie theaters, we have assumed a lease agreement with Shenyang Parkson Shopping Plaza Co., Ltd. and entered into another lease agreement with Zhongyao Real Estate Development (Shenyang) Co., Ltd. On February 2, June 16, and September 17, 2019, we opened our first three movie theaters in Shenyang, respectively. We are also in the process of renovating the space for our fourth movie theater and we are hopeful that they should be open in the coming months. The operating of our own movie theaters will further enhance both our Multi-Channel Advertising Business and Film Production Business.

Our Multi-Channel Advertising Business

Business Relationship with Wanda Cinemas and Focus Film

We have been the exclusive provider of pre-movie local advertising in 22 movie theaters of Wanda Cinemas in Liaoning since January 1, 2017, pursuant to an advertising services agreement entered into with Wanda Cinemas on November 9, 2016, and supplemental agreements entered into on August 1, 2017, and November 30, 2017. We have extended the service period to December 30, 2020, and increased the number of movie theaters where we are the exclusive provider of pre-movie local advertising to 27 pursuant to an advertising services agreement entered into with Wanda Cinemas on November 12, 2018.

Key provisions of the agreements for years 2017 to 2020 include:

•	a service period from January 1, 2017, to December 30, 2020;
•	a priority for contract extension under the same conditions when the agreements expire;
•	exclusive rights to provide two-minute pre-movie local advertising in the movie theaters of Wanda Cinemas in Liaoning subject to Wanda Cinemas’ rights to do the following on a limited basis: display pre-movie national advertisements and pre-roll advertisements on film screens; set the minimum pre-movie local advertisement prices in the movie theaters; regulate the content and quality of pre-movie local advertisements according to related laws and movie theater rules; examine the source of pre-movie local advertisements and refuse to display advertisements from competitors of Wanda Cinemas;
•	rights to provide one-minute advertising on both the static and the spliced LCD screens in the movie theaters of Wanda Cinemas in Liaoning; and
•	installment payments of movie theater access fees to Wanda Cinemas.

We have been the exclusive provider of pre-movie local advertising in 14 movie theaters of Wanda Cinemas in Heilongjiang since December 27, 2017, pursuant to an advertising services agreement entered into with Wanda Cinemas on November 27, 2017. We have extended the service period to December 30, 2020, and increased the number of movie theaters where we are the exclusive provider of pre-movie local advertising to 15 pursuant to an advertising services agreement entered into with Wanda Cinemas on November 12, 2018.

Key provisions of the agreement for the years 2018 to 2020 include:

•	a service period from December 27, 2017, to December 30, 2020;
•	a priority for contract extension under the same conditions when the agreement expires;
•	exclusive rights to provide two-minute pre-movie local advertising in the movie theaters of Wanda Cinemas in Heilongjiang subject to Wanda Cinemas’ rights to do the following on a limited basis: display pre-movie national advertisements and pre-roll advertisements on film screens; set the minimum pre-movie local advertisement prices in the movie theaters; regulate the content and quality of pre-movie local advertisements according to related laws and movie theater rules; examine the source of pre-movie local advertisements and refuse to display advertisements from competitors of Wanda Cinemas;
•	rights to provide one-minute advertising on both the static and the spliced LCD screens in the movie theaters of Wanda Cinemas in Heilongjiang; and
•	installment payments of a movie theater access fee to Wanda Cinemas.

Since September 1, 2018, we have also been the exclusive provider of pre-movie local advertising in 33 movie theaters of Focus Film in the five cities of Shenyang, Dalian, Fushun, Yingkou, and Panjin in Liaoning, pursuant to an advertising services agreement entered into with Focus Film on August 10, 2018, and its supplemental agreements.

Key provisions of the agreements include:

•	a service period from September 1, 2018, to December 31, 2019;
•	exclusive rights to provide pre-movie local advertising in the movie theaters of Focus Film subject to Focus Film’s rights to do the following on a limited basis: display pre-movie national advertisements and pre-roll advertisements on film screens; set the minimum pre-movie local advertisement prices in the movie theaters; regulate the content and quality of pre-movie local advertisements according to related laws and movie theater rules; examine the source of pre-movie local advertisements and refuse to display advertisements from competitors of Focus Film;
•	a promise to provide pre-movie local advertising services for additional movie theaters of Focus Film in the five cities upon notice in the future; and
•	installment payments of a movie theater access fee to Focus Film.

Business Relationship with Our Regional Distributors

As of June 30, 2019, we had entered into advertising services distribution agreements with nine regional distributors in Liaoning and two regional distributor in Heilongjiang. Pursuant to the advertising services distribution agreements, we granted the regional distributors the exclusive rights to provide pre-movie local advertising in 33 movie theaters in seven cities of Liaoning and 15 movie theaters in six cities of Heilongjiang. Our advertising services distribution agreements with our regional distributors have terms ranging from 11 to 24 months without automatic renewal provisions. We have the rights under the advertising services distribution agreements to set the minimum pre-movie local advertisement prices in the movie theaters, regulate the content and quality of pre-movie local advertisements according to related laws and movie theater rules, and examine the source of pre-movie local advertisements and refuse to display advertisements from our competitors.

Each of our regional distributors operates independently from us and is responsible for independently complying with all relevant PRC laws and regulations including those related to advertising. We periodically monitor our regional distributors to ensure that they have obtained all required licenses and are complying with regulations relating to advertising content. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our business — One or more of our regional distributors could engage in activities that are harmful to our reputation in the industry and to our business.”

Elevator and Supermarket Advertising

We provide tailored advertising programs in supermarkets for international and domestic brands and help them expand in the market of Liaoning. From September 1, 2016, to August 31, 2018, we also provided advertising services in 50,000 elevators in Liaoning. The revenue from these services accounted for 7%, 5% and 1.5% of our revenue for the fiscal years ended June 30, 2017, 2018, and 2019, respectively. Our long-term clients include Heilongjiang Red Star Group Food Co., Ltd., Ningbo FOTILE Kitchen Ware Co., Ltd., and China Overseas Land and Investment Limited. We work with supermarket companies such as CR Vanguard, Tesco, and Carrefour to advertise our clients’ products directly in their supermarkets in Liaoning. The “last-meter” advertisements connect the brands with consumers and greatly boost sales of our clients.

Multi-Channel Advertising Clients

Advertising clients purchase advertising slots on our advertising network directly and negotiate the terms of the advertising purchase agreements directly with us. Our top advertising clients for fiscal year ended June 30, 2017 included Shenyang Zhongchen Huatong Lexus Automobile Service Co., Ltd., Shenzhen Xiangjiang Business Management Co., Ltd. (Shenyang), Shenyang GOME Electrical Appliances Co., Ltd., Ningbo FOTILE Sales and Marketing Co., Ltd., and Shenyang Jinlang Lexus Automobile Sales and Service Co., Ltd., which collectively accounted for 15% of our revenue for the fiscal year ended June 30, 2017. Our top advertising clients for fiscal year ended June 30, 2018 included Shenyang Zhongchen Huatong Lexus Automobile Service Co., Ltd., Liaoning CoolPaul Culture and Media Co. Ltd., Ningbo FOTILE Sales and Marketing Co., Ltd., Shenzhen Xiangjiang Business Management Co., Ltd. (Shenyang), and Heilongjiang Yingri Media and Culture Communication Co. Ltd., which collectively accounted for 24% of our revenue for the fiscal year ended June 30, 2018. Our top advertising clients for fiscal year ended June 30, 2019 included Liaoning Lottery Ticket Center, Shenzhen Xiangjiang Business Management Co., Ltd. (Shenyang), Postal Savings Bank of China Shenyang Branch Office, Agricultural Bank of China (Liaoning), and China Construction Bank (Liaoning), which collectively accounted for 9.96% of our revenue for the fiscal year ended June 30, 2019.

Our advertising business has a diverse customer base, consisting of national, regional and local advertising clients. We have business relationships with many national advertising clients across a wide variety of industries, such as automobile, appliance, and financial industry. For the fiscal year ended June 30, 2019, the top three industries which advertise on our network were financial industry, welfare lottery, and real estate based on the revenues derived from companies in these industries. Advertising for financial industry, welfare lottery, and real estate, accounted for approximately 10.34%, 6.91%, and 3.33% of our revenues for the fiscal year ended June 30, 2019.

From the commencement of our operations on November 19, 2013, to June 30, 2019, a total of 433 advertising clients have purchased advertising time slots on our network, including leading international brand name advertising clients Toyota, Lexus, GOME, and FOTILE. The total number of our advertising clients increased from 287 for the fiscal year ended June 30, 2018, to 433 for the fiscal year ended June 30, 2019.

Sales and Marketing

We provide a number of services in connection with each client’s advertising campaign. We rely on our experienced sales team to assist advertising clients in structuring advertising campaigns by analyzing advertising clients’ target audiences and consumer products and services.

Our experiences advertising sales team consists of eight people and is organized by region and city with presence in two provinces, Heilongjiang and Liaoning. Our regional marketing manager of Heilongjiang has over two years of work experience in Toutiao, one of China’s largest mobile platforms, and our regional marketing manager of Liaoning has over five years of work experience in Sina Corp. (Liaoning). The members of our current sales team have an average of three years of sales experience in the advertising industry. We provide in-house education and training to our sales team to ensure they provide our current and prospective clients with comprehensive information about our services, the advantages of using our pre-movie advertising network as a marketing channel, and relevant information regarding the advertising industry. Our performance-linked compensation structure and career-oriented training are key drivers that motivate our sales employees.

We provide a number of services in connection with each client’s advertising campaign following the sales process. Our network operations team monitors the advertisements played in our network on a daily basis and receives detailed data from ticketing companies, such as Mtime and Maoyan. They are also responsible for compiling brief reports that are supplied to clients on the first and last day of advertisement display as evidence of the broadcast of their advertisements on our network. The brief reports generally include a list of movie theaters where the advertisements of clients were displayed as well as photographs and videos of representative film screens showing their advertisements being displayed. A more detailed report is supplied to clients seven business days following the last day of the advertisement display, after we conduct on-site evaluations and polls to analyze the effectiveness of and public reaction to the advertisement.

We believe our advertising clients derive substantial value from our ability to provide advertising services targeted at segments of consumer markets. Market research is an important part of evaluating the effectiveness and value of our business to advertising clients. We conduct market research, consumer surveys, demographic analysis, and other advertising industry research for internal use to evaluate new and existing advertising channels. We also receive annual research reports containing relevant market study data from CTR Market Research. We typically consult such studies to assist us in evaluating the effectiveness of our network to our advertising clients and to illustrate to our clients our ability to reach targeted demographic groups effectively. A number of these studies contain research on the numbers and socio-economic and demographic profiles of the people who visit the locations of our network.

Brand Promotion

Locating and attracting potential advertising clients is crucial to our Multi-Channel Advertising Business. During the fiscal years ended June 30, 2018 and 2019, we spent about US$19,766 and US$2,903 on the promotion of our brand, respectively. We actively attend various public relation events to promote our brand image and the value of pre-movie advertising. We market our advertising services by displaying our name and logo and playing short videos about our company on all of our film screens. We also market our brand through:

•       referrals from advertising clients who use our Multi-Channel Advertising Service;

•       social media, principally Weibo, Toutiao, NetEase, and WeChat;

•       advertisements on outdoor billboard or through radio broadcasts;

•       newsletters to our potential advertising clients; and

•       business relationships with well-known corporations and online platforms.

Pre-Movie Advertising Programs

Our pre-movie advertising program plays before a movie for about two minutes once per movie. We compile each program from advertisements of five-, 15-, or 30-seconds in length provided by advertising clients to us. Substantially all of the content on our pre-movie advertising network consists of audiovisual advertising provided to us by our advertising clients. We also produce or create a small portion of the advertising content shown on our network based on materials provided by our advertising clients and according to their requests. Our programming team edits, compiles and records into digital format all of our network programs. All of the advertising content displayed on the portion of the network we operate directly is reviewed by qualified members of our staff in the local branch and our headquarters to ensure compliance with PRC laws and regulations. See “Item 4. Information on the Company — B. Business Overview — PRC Regulations — Regulations on Advertising Content.” We update advertising content for our pre-movie advertising programs played on the film screens on a weekly or biweekly basis.

Pricing

The prices for using our advertising slots vary by the number of movie theaters in which the advertisement is placed, the length of the time slot purchased, as well as the duration of the advertising campaign. We review and adjust the prices of our advertising slots periodically, charging higher prices during Chinese New Year and the summer period, when the demand for advertising slots is stronger.

Our Event Planning and Execution Business

We provide Event Planning and Execution Services to our clients in Heilongjiang and Liaoning. The revenue from Event Planning and Execution Services was US$1,642,203, US$1,032,195, and US$2,604,892 for the fiscal years ended June 30, 2017, 2018, and 2019, respectively, which accounted for 43%, 20%, and 22% of our total revenue for the fiscal years ended June 30, 2017, 2018, and 2019, respectively.

In the fiscal year ended June 30, 2018, we derived substantially all of Event Planning and Execution Services revenue from the services provided to a single client, Renhe, a limited liability company incorporated in 2004 under PRC law and located in Beijing, China. Renhe is an advertising agency with strategic cooperation relationship with FAW Toyota Motor Sales Co., Ltd. (“FTMS”). It offers brand promotion and public relationship services and organizes auto shows for FTMS. In the fiscal year ended June 30, 2019, we increased the number of event planning and execution clients to 12, although Renhe remained our largest event planning and execution client and contributed 15% of our total revenue during that period.

We are usually hired by our clients to design and organize both online and offline marketing events for their products. For a particular product, we first decide on the suitable form for a marketing event according to the market position and sales projection of the product. If it is an offline event, we choose an event venue based on the target customers and budget, design and order exhibition models, decorate the venue, and hold the event on the designated date. If it is online event, our creatives come up with ideas and discuss them with our client, our designers design a website based on the idea, and our background supporters make sure that the website is successfully launched and maintained. Typical marketing events include brand promotion through elevator and in-store LED billboard advertisements and potential customer information collection by offering incentives such as static display, performance, free movie tickets, and VR experiences.

Our fee for providing Event Planning and Execution Services for an event is negotiated with the client on a case-by-case basis, depending on the scale and length of the event, the number of employee and independent contractor involved, and the desired effect of the event.

As of the date of this annual report, we have four employees dedicated to Event Planning and Execution Services, including one creative, two graphic designers, and one 3D visual designer. An offline event typically requires the participation of about 10 to 20 employees and 15 to 20 independent contractors depending on the size of the event, and an online event typically requires the participation of six employees.

Our Film Production Business

We started to invest in films and TV programs and distribute them in movie theaters or through online platforms in May 2017. We invested US$181,770 in the web TV series “Meet Myself,” which was distributed together with Beijing Xiyuan International Culture and Media Co., Ltd. and released in April 2018 through iQIYI, a market-leading online entertainment service platform in China. The web TV series was recommended by iQIYI on its home page and received over 14 million video clicks within four weeks of its release. Additionally, as of June 30, 2019, we had invested US$323,725 in the film “The Master-Hand,” which was filmed in 2018 and is planned to be released in February 2020.

There was no revenue from the Film Production Business during the fiscal years ended June 30, 2017, and June 30, 2018. During the fiscal year ended June 30, 2019, we generated revenue of approximately US$775,080 from the Film Production Business. The only film or TV program we released in those periods was the web TV series “Meet Myself.” This web TV series debuted in April 2018, and we received apportioned fees from our distributor during the fiscal year ended June 30, 2019.

Our Movie Theater Operating Business

We opened our first movie theater in Shenyang in February 2019. Even though we are new to the business of movie theater operation, the expansion of this business area has been rapid since it was our emphasis during the fiscal year ended June 30, 2019. As of June 30, 2019, we owned and operated two movie theaters in Shenyang with a total of11 film screens, and we opened a third movie theater with six film screens in Shenyang in September 2019. We have entered Theater Chain Agreements with Liaoning North Cinema Line Co., Ltd., pursuant to which we agreed to join its theater chain and Liaoning North Cinema Line Co., Ltd. agreed to provide each of our movie theaters approximately 300 new films and certain number of old firms each year for a period of eight years.

Our theaters are predominately located in metropolitan areas, which we believe offers our theaters operational advantages. We offer consumers a fully immersive out-of-home entertainment experience by featuring a wide selection of popular movies, throughout the day at different price points. This broad entertainment options appeals to consumers across different age and gender. In the fiscal year ended June 30, 2019, approximately 92,783 consumers had attended our theaters.

During the fiscal year ended June 30, 2019, we generated revenues of approximately US$341,575 from the Movie Theater Operating Business. As of June 30, 2019, we had nine employees dedicated to Movie Theater Operating Business. We plan to continue invest in our theaters and upgrading the consumer experience, including (1) providing better quality equipment and services, (2) providing a wider selection of food and beverages, and (3) introducing loyalty program.

Competition

Our Multi-Channel Advertising Business and Event Planning and Execution Business compete primarily with several different groups of competitors:

•	advertising companies that operate pre-movie advertising networks, and out-of-home digital advertising networks beyond the film sector;
•	in-house advertising companies of cinemas that may operate their own advertising networks; and
•	other advertising media companies, such as Internet, street furniture displays, billboards and public transport advertising companies, and with traditional advertising media, such as newspapers, TV, magazines and radio, some of which may advertise near the cinemas in which we have exclusive contract rights to operate pre-movie advertising.

We compete for advertising clients primarily on the basis of network size and coverage, location, price, quality of our programs, and the range of services that we offer and our brand recognition. In the advertising market, our main competitors include Focus Media Holding Ltd., JCDecaux, and VisionChina Media Inc., all of which operate in multiple cities in China. In addition, we compete with local advertising providers in each geographic market where we have a presence. Our major competitor in the Heilongjiang market is Harbin Zhuri Media Co., Ltd. Our major competitors in the Liaoning market are Shenyang Focus Media Co., Ltd. and Shenyang Xinliaoguang Advertisement Co., Ltd.

Inside the pre-movie advertising market of Heilongjiang and Liaoning, we believe that we currently do not have any credible competitors because as of September 30, 2019, we occupied 82% of the market share in the pre-movie advertising market in Heilongjiang and Liaoning. Companies that offer Multi-Channel Advertising Services in Northeast China include Harbin Zhuri Media Co., Ltd. and Jilin Xinzhan Media Co., Ltd.

Although we currently do not operate our Multi-Channel Advertising Business outside Heilongjiang and Liaoning, we plan to expand it to cover major cities in eight provinces on the eastern seaboard and in the central area of China. In the pre-movie advertising markets outside Heilongjiang and Liaoning, our potential competitors include Shanghai Jingmao Culture Communication Co., Ltd., and Wanda Media Co., Ltd. Many competitors have a longer history than us in the pre-movie advertising industry and may have a more extensive network that extends beyond the film sector and offers a more diversified portfolio. This may make their networks more attractive to advertising clients and less reliant on a particular advertising sector. In addition, we may also face competition from new entrants into the pre-movie advertising sector in the future.

Our Film Production Business competes with other investors and distributors of films and TV programs, internet media and entertainment services, as well as major TV stations.

Our Movie Theater Operating Business competes with national movie circuits, regional circuits, or smaller independent exhibitors. Our main competitors include Wanda Cinemas, Dadi Cinemas, Jingyi Cinemas, and CGV Cinemas, all of which have significant presence in Shenyang, the major areas in which we operate our movie theaters. Although we currently do not operate our movie theaters outside Shenyang, we plan to build new theaters in cities in Northeast China, such as Dalian, Harbin and Anshan. In those markets, our potential competitors include Wanda Cinemas, Dadi Cinemas, Jingyi Cinemas, and CGV Cinemas. Many competitors have a longer history than us in the movie theater operating business. Potential customers’ familiarity with their theater brand may make their theaters more attractive to moviegoers. In addition, we may also face competition from new entrants into the movie theater operating business in the future. Further, the theatrical exhibition industry faces competition from other forms of entertainment such as concerts, amusement parks and sports events, and from other channels for filmed entertainment, such as DVDs, online streaming, and home video systems.

Employees

Please refer to “Item 6. Directors, Senior Management and Employees—D. Employees.”

Seasonality

Revenues generated by our Movie Theater Operating Business are dependent upon the timing of movie releases by theater chain companies. The most marketable movies are usually released during the summer, the year-end holiday seasons and other holidays. Therefore, our business is seasonal, with higher attendance and revenues generally occurring during the summer months and holiday seasons.

Legal Proceedings

We are not currently a party to any litigation or legal proceeding the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business, operating results, cash flows or financial condition.

Tax

LMG and WFOE, as PRC entities, are subject to enterprise income tax (“EIT”) according to applicable PRC tax rules and regulations.

PRC enterprises are required to prepay the EIT on a monthly or quarterly basis and to file provisional EIT returns with the tax authorities within 15 days of the end of each quarter based on actual monthly or quarterly profits. Enterprises that have difficulty in paying monthly or quarterly tax based on actual monthly or quarterly profits may make payments based on the monthly or quarterly average taxable income in the preceding calendar year, or by any other methods approved by the relevant tax authorities. LMG and WFOE, have filed all quarterly EIT returns based on actual quarterly profits since inception.

Yuezhong Media HK, a Hong Kong entity, is subject to a 16.5% tax rate according to Hong Kong tax rules and regulations for any revenues it may generate.

Facilities and Intellectual Property

For details of our facilities, please refer to “Item 4. Information on the Company—D. Property, Plants and Equipment.”

The Company is currently in the process of registering the “Leaping Media Group” trademark. The Company owns the copyright of its logo, the web TV series “Meet Myself,” and the film “The Master-Hand,” and the internet domain names “yzcmmedia.cn” and “yzcmmedia.com.”

PRC Regulations

We operate our business in China under a legal regime consisting of the National People’s Congress, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority. This section summarizes the principal PRC regulations applicable to our business.

Regulation on Advertising Services

The Standing Committee of the National People’s Congress, enacted the Advertising Law of the People’s Republic of China, or the Advertising Law, on October 27, 1994, and revised it on October 26, 2018. As the most important law aimed at regulating the advertising service industry, the Advertising Law sets the code of conduct for enterprise providing advertising services in China. The Advertising Law stipulates in detail the content, forms for distribution, productions and areas prohibited from advertising, as well as penalties and liabilities for violating the Advertising Law.

Regulation on Foreign Direct Investment in Advertising Companies

According to the Provisions on Guiding the Orientation of Foreign Investment (Order No. 346 of the State Council), which were promulgated by the State Council of the PRC on February 11, 2002, and came into effect on April 1, 2002, projects with foreign investment are divided into four categories, namely, encouraged, permitted, restricted and prohibited. The encouraged, permitted, restricted and prohibited projects with foreign investment are listed in the Catalogue of Industries for Guiding Foreign Investment (2017 version), or the Catalogue, which was jointly amended by the NDRC and the MOFCOM, on June 28, 2017, and came into effect on July 28, 2017, and the 2019 Negative List, which came into effect on July 30, 2019. According to the Catalogue and the 2019 Negative List, advertising service is a permitted industry. Since foreign investors have been permitted to directly own 100% interest in advertising companies in China, we would not be subject to access restrictions for operations in advertising industry as required by the Chinese government. We are not required to apply to the MOFCOM for special approval for our operations. We are permitted to acquire the equity interests of our VIE under the rules allowing for whole foreign ownership.

Regulations on Business License for Advertising Companies

The State Council promulgated the Regulations on Control of Advertisement, on October 26, 1987, according to which a company that wishes to engage in advertising activities must obtain from the State Administration for Industry and Commerce, or the SAIC, or its local branches, a business license which specifically includes advertising within its scope. Companies conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation. We do not expect to encounter any difficulties in maintaining our business licenses. LMG, our VIE, has obtained such a business license from the local branches of the SAIC as required by existing PRC regulations.

Regulations on Advertising Content

The Advertising Law sets forth certain content requirements for advertisements in China, which include prohibitions on, among other things, misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisements for anesthetic, psychotropic, toxic or radioactive drugs are also prohibited. The dissemination of tobacco advertisements via media is also prohibited as well as the display of tobacco advertisements in any waiting lounge, theater, cinema, conference hall, stadium or other public area. There are also specific restrictions and requirements regarding advertisements that relate to matters such as patented products or processes, pharmaceuticals, medical instruments, agrochemical, foodstuff, alcohol and cosmetics. In addition, all advertisements relating to pharmaceuticals, medical instruments, agrochemical and veterinary pharmaceuticals advertised through radio, film, television, newspaper, magazine, out-of-home and other forms of media, together with any other advertisements which are subject to censorship by administrative authorities according to relevant laws and administrative regulations, must be submitted to the relevant administrative authorities for content approval prior to dissemination.

Regulations on Production and Operation of Radio/Television Programs

On July 19, 2004, the SAPPRFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, or the “Radio and Television Program Production Measures,” which came into effect on August 20, 2004 and were amended on August 28, 2015. The Radio and Television Program Production Measures provide that any business that produces or operates radio or television programs must obtain a Broadcasting and Television Program Production and Operation Permit. Entities holding such permits shall conduct their business within the permitted scope as provided in their permits.

On July 6, 2012, the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT, and the Cyberspace Administration of China, or the CAC, promulgated the Notice on Further Strengthening on the Administration of Internet Audio-video Programs including Web TV Series and Micro Movies. On January 12, 2014, the SAPPRFT promulgated the Supplementary Notice on Further Improving the Administration of Internet Audio-video Programs including Web TV Series and Micro Movies, or the “Supplementary Notice,” providing that the entities engaged in producing internet audio-video programs, including web TV series and micro movies, shall legally obtain the Broadcasting and Television Program Production and Operation Permit.

Each of LMG and Yuezhong (Beijing) Film Co., Ltd. has obtained a Broadcasting and Television Program Production and Operation Permit for their respective businesses.

Regulations on Internet Audio-video Programs

According to the Notice on Further Strengthening the Planning, Construction and Management of Internet Original Audio-video Programs issued by the SAPPRFT, Internet movies (micro movies) with an investment of more than RMB one million (approximately US$145,560.41) are key Internet original audio-video programs. For a key internet audio-video program, Internet audio-video service entities shall record its name, production agency subject matter, and duration, a content brief of no less than 1500 words, an explanation of its ideological connotation of no less than 300 words, and other relevant information at the stage of creation planning, and file the records through the recording system for web series, micro movies, and other Internet audio-video programs.

According to the Notice on Further Strengthening the Management of Internet Audio-video Programs including Web Series and Micro Movies as well as the Supplementary Notice on Further Perfecting the Management of Internet Audio-video Programs including Web Series and Micro Movies, prior to publishing Internet audio-video programs, including web series and micro movies, Internet audio-video service entities shall organize examiners to review such programs. After this self-examination is completed, the Internet audio-video service entities shall also submit information of their self-examined programs to provincial branches of the SAPPRFT. The programs shall not be published online until the processes of information filing have been completed and the filing numbers have been labeled on the programs by the Internet audio-video service entities.

As of the date of this annual report, we have not completed the above-mentioned filing procedures as required by the regulations for our original Internet film “The Master-Hand.” See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in the PRC —We have not completed the necessary filing procedures for our original Internet film ‘The Master-Hand,’ and, as a result, the planned release of the film may be delayed or we may even be ordered to cancel the release, which could materially and adversely affect our business and our financial condition.”

Regulations on Foreign Investment in Film Production Companies

According to the 2019 Negative List, which came into effect on July 30, 2019, foreign investors are prohibited from investing in film production or distribution companies, cinema line companies and film importing business. As for construction and operation of movie theaters, the controlling shareholder shall be Chinese citizens or institutions.

In view of these restrictions on foreign direct investment in film production companies under which our business may fall, including radio/television programs production, film production and operation business, we have established various domestic consolidated affiliated entities to engage in film production business. LMG, our VIE, holds the Broadcasting and Television Program Production and Operation Permit and is responsible for our Film Production Business; WFOE is not involved in film production, although it provides management and consulting services to LMG and receives service fees from LMG through contractual arrangements. For a detailed discussion of our consolidated affiliated entities, please refer to Contractual Arrangements between WFOE and LMG above. Due to the lack of interpretative guidance from the relevant PRC governmental authorities, there are uncertainties regarding whether PRC governmental authorities would consider our corporate structure and contractual arrangements to constitute foreign ownership of a film production business. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in the PRC— There are uncertainties under the Foreign Investment Law relating to the status of businesses in China controlled by foreign invested projects primarily through contractual arrangements, such as our business.” In order to comply with PRC regulatory requirements, we operate a substantial portion of our business through our consolidated affiliated entities, which we have contractual relationships with but we do not have actual ownership interests in. If our current ownership structure is found to be in violation of current or future PRC laws, rules, or regulations regarding the legality of foreign investment in film production or distribution business and other types of businesses on which foreign investment is restricted or prohibited, we could be subject to severe penalties.

Regulations on Film Production

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Film Industry Promotion Law of the People’s Republic of China (the “Film Promotion Law”), which took effect on March 1, 2017. On April 3, 2004, the SAPPRFT promulgated the Provisions on the Archival Filing of Film Scripts (Abstracts) and the Administration of Films, or the “Filing Provisions,” which took effect on June 22, 2006, and was amended on December 11, 2017. The Film Promotion Law and Filing Provisions provide that any person or any organization that plans to make a film shall, prior to the production of the film is commenced, file an outline of the film script, with the SAPPRFT or its local branches in the PRC. If the film involves a major theme or a theme relating to national security, diplomacy, nationality, religion, or military affairs, the film script shall be submitted for review according to relevant regulations of the PRC. Where the outline of the film script conforms to the required standards, the SAPPRFT or its local branches shall make an announcement on the basic information about the film to be made, and issue a filing certificate within the time limit prescribed in the Administrative License Law. The producer of the film is not qualified to apply for a Film Release License until it obtains a filing certificate. Only when the Film Release License has been issued could the film be distributed and projected in movie theaters.

Regulations on Movie Censorship

Pursuant to the Film Promotion Law, a legal person or any other organization shall submit a film completed by it to the film department of the State Council or the film department of the people’s government of the province, autonomous region, or municipality directly under the Chinese central government for censorship. The film department shall make a censorship decision within 30 days of acceptance of the application for censorship. If the film conforms to the provisions of the Film Promotion Law, the film department shall permit the public release of the film, grant a permit for public release of the film, and issue an announcement of it; otherwise, it shall not permit the public release of the film, and notify in writing the applicant of the decision and the reasons.

According to the Film Promotion Law, a film shall not include: (1) any content violating the basic principles as established in the Constitution or instigating resistance to or disruption of the implementation of the Constitution, laws, and administrative regulations; (2) any content jeopardizing China’s unity, sovereign, or territorial integrity, leaking national secrets, endangering national security, damaging China’s dignity, honor, and interests, or advocating terrorism or extremism; (3) any content defaming fine national cultural traditions, instigating ethnic hate or discrimination, infringing upon ethnic customs and habits, distorting national history or national historical figures, hurting national sentiments, or undermining national solidarity; (4) any content instigating the disruption of the religious policies of the state or propagating cults or superstition; (5) any content jeopardizing social ethics, disrupting the public order, undermining social stability, advocating obscenity, gambling, or drug abuse, highlighting violence or terror, instigating crimes or teaching methods for committing crimes; (6) any content infringing upon the lawful rights and interests of minors or damaging the physical and mental health of minors; (7) any content insulting or defaming others, disseminating others’ privacy, or infringing upon the lawful rights and interests of others; and (8) any other content as prohibited by the laws and administrative regulations.

Regulations on Film Projection

According to the Film Promotion Law and the Regulations on the Administration of Films which took effective on February 1, 2002, upon the approval of the film authority under the local people's government at the county level and the issuance of the “License for Operating Projection of Films,” an enterprise with appropriate conditions in terms of personnel, site, technology, and equipment may carry out film projection activities at cinemas and other fixed projection sites. Cinemas shall abide by the laws and administrative regulations on public security, fire control, and public place hygiene, maintain the public order and environmental hygiene at projection sites, and ensure the safety and health of audience. A film is not allowed to be distributed or projected until it has obtained the License for Public Projection of Film. Projection of films shall be undertaken in compliance with the state regulations regarding the time proportions specified for domestic films and imported films. The time of projection allotted by a film projection unit to domestic films shall account for no less than two-thirds of the total amount of time of projection each year. Cinemas shall truthfully keep statistics of film sales revenue and provide authentic and accurate statistics, and shall not cheat or mislead the audience or disturb film market order by any illegal means such as fabricating transactions, or falsely reporting or concealing sales revenue.

Those who establish a film projection unit or those who are engaged in the activities of film projection without authorization, shall be banned by SAIC or its local branches, and shall be investigated for criminal liabilities in accordance with the provisions in the Criminal Law on the crime of illegal business operation. If the case is not serious enough for criminal punishment, the illegal proceeds and special instruments and equipment used in the illegal operation shall be confiscated. In addition, if the amount of illegal proceeds is no less than RMB50,000 (approximately US$7,278.02), a fine of no less than five times but no more than 10 times the amount of illegal proceeds shall be imposed; if there are no illegal proceeds or the amount of illegal proceeds is less than RMB50,000 (approximately US$7,278.02), a fine of no less than RMB200,000 (approximately US$29,112.08) but no more than RMB500,000 (approximately US$72,780.20) shall be imposed.

Liaoning Leaping International Cinema Management Co., Ltd. has obtained the License for Operating Projection of Films, which will expire on January 29, 2022, the Hygiene License, which will expire on January 29, 2023, and the certification for fire control examination. Liaoning Leaping International Cinema Management Co., Ltd. is allowed to engage in the film projection business.

Regulations on Intellectual Property Rights

Regulations on copyright

The Copyright Law of the People’s Republic of China, or the Copyright Law, which took effect on June 1, 1991 and was amended in 2001 and in 2010, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. In line with the Copyright Law, the copyright of a cinematographic work or a work created in a way similar to cinematography shall be enjoyed by the producer. However, the authors of the screenplay, musical works and other works that are included in a cinematographic work or a work created in a way similar to cinematography and can be exploited separately shall be entitled to exercise their copyright independently.

Regulations on domain names

The Ministry of Industry and Information Technology of the PRC, or the MIIT, promulgated the Measures on Administration of Internet Domain Names, or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017, and replaced the Administrative Measures on China Internet Domain Name promulgated by the MIIT on November 5, 2004. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names shall provide true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon completion of the registration procedure. As of September 18, 2019, we have registered http://www.yzcmmedia.com as our domain name in the PRC.

Regulations on Wholly Foreign-owned Enterprises

According to the Law of the People’s Republic of China on Wholly Foreign-Owned Enterprises, which was promulgated by the Standing Committee of the National People’s Congress on October 31, 2000, and then amended on September 2016, the establishment of a wholly foreign-owned enterprise shall be subjected to record-filing administrative measures only, as long as the wholly foreign-owned enterprise does not involve the implementation of special access management measures prescribed by the State. The business scope of the wholly foreign-owned enterprise we established, Yuezhong (Shenyang) Technology Co., Ltd., is to primarily engage in technology development, provision of technology service, technology consulting; development of computer software and hardware, computer network technology, game software; provision of enterprise management and related consulting service, human resource consulting service and intellectual property consulting service. Since the sole business of WFOE is to provide LMG with technical support, consulting services and other management services relating to its day-to-day business operations and management in exchange for a service fee approximately equal to the net income of LMG after the deduction of the required PRC statutory reserve, such business scope is necessary and appropriate under PRC laws and does not involve any industries subjected to permission or approval procedures.

According to the Interim Measures for the Administration of Establishment and Change Filings of Foreign-invested Enterprises, which was promulgated by the MOFCOM and became effective on July 30, 2017, the Administrative Regulations on the Company Registration, which was promulgated by the State Council on June 24, 1994, became effective on July 1, 1994, and latest amended on February 6, 2016, and other laws and regulations governing the FIEs and company registrations, the establishment of an FIE and any capital increase and other major changes in an FIE shall be registered with the SAIC or its local counterparts, and shall be filed via the foreign investment comprehensive administrative system, or the FICMIS (the “MOFCOM Filing”) if such an FIE does not involve special access administrative measures prescribed by the PRC government.

Based on the forgoing regulations, as for changes of business scope of WFOE, unless involved in the industries restricted for foreign investment, WFOE only needs to apply for archival filing to the MOFCOM or its local offices, and change of registration to the SAIC or its local offices. WFOE has not completed the required registration procedures to the MOFCOM or SAIC branch due to Chinese shareholders’ failure to perform the foreign exchange registration process stipulated by SAFE Circular 37. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in the PRC — Our shareholders are not in compliance with the PRC’s regulations relating to offshore investment activities by PRC residents, and as a result, the Company and its shareholders may be subject to penalties if we are not able to remediate the non-compliance.”

Further, foreign investment enterprises established by way of round-tripping shall complete the relevant foreign exchange registration formalities pursuant to the prevailing foreign exchange control provisions for direct investments by foreign investors, and disclose the relevant information such as actual controlling party of the shareholders truthfully. WFOE has not completed such registration formalities. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in the PRC — Our shareholders are not in compliance with the PRC’s regulations relating to offshore investment activities by PRC residents, and as a result, the Company and its shareholders may be subject to penalties if we are not able to remediate the non-compliance.”

Regulations on Foreign Exchange

General administration of foreign exchange

According to the Regulations on the Control of Foreign Exchange, which were promulgated by the State Council on January 29, 1996, came into effect on April 1, 1996, and were amended on January 14, 1997, and August 5, 2008, payments for transactions that take place within the PRC must be made in RMB. Unless otherwise approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. RMB is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of RMB into other currencies and remittance of the converted foreign currency outside the PRC for of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from the SAFE or its local office. According to regulations on foreign exchange settlement of FIEs, they may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by the SAFE or its local office. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from the SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

SAFE Circular No. 59

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012, and was further amended on May 4, 2015, approval is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. SAFE Circular No. 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of Chinese companies and further improve the administration on foreign exchange settlement for FIEs.

SAFE Circular No. 13

Pursuant to the Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, effective from June 1, 2015, which cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration, the investors shall register with banks for direct domestic investment and direct overseas investment.

SAFE Circular No. 19

The Notice of the State Administration of Foreign Exchange on Reforming the Mode of Management of Settlement of Foreign Exchange Capital of Foreign-Funded Enterprises, or the SAFE Circular No.19, which was promulgated by the SAFE on March 30, 2015, and became effective on June 1, 2015, provides that an FIE may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to the SAFE Circular No.19, for the time being, FIEs are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; an FIE shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary FIE makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

Based on the foregoing, when setting up a new FIE, the FIE shall register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the FIE, including without limitation any increase in its registered capital or total investment, the FIE shall register such changes with the bank located at its registered place after obtaining the approval from or completing the filing with competent authorities. Pursuant to the relevant foreign exchange laws and regulations, the above-mentioned foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application. If we intend to provide funding to our wholly foreign owned subsidiaries through capital injection at or after their establishment, we shall register the establishment of and any follow-on capital increase in our wholly foreign owned subsidiaries with the State Administration for Industry and Commerce or its local counterparts, file such via the FICMIS and register such with the local banks for the foreign exchange related matters.

Offshore Investment

Under the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, issued by the SAFE and effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, or SPV, which is defined as offshore enterprises directly established or indirectly controlled by PRC residents for offshore equity financing of the enterprise assets or interests they hold in China. An amendment to registration or subsequent filing with the local SAFE branch by such PRC resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, the SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under the SAFE Circular 37, which became effective on July 4, 2014, as an attachment of Circular 37.

Under the relevant rules, any failure by any of our shareholders who is a PRC resident, or is controlled by a PRC resident, to comply with relevant requirements under these regulations could subject our SPV to restrictions imposed on foreign exchange activities, including restrictions on its ability to receive registered capital as well as additional capital from PRC resident shareholders, and contribute registered capital as well as additional capital to WFOE. If WFOE fails to obtain necessary registered capital within the approved business time limit, the industries and commercial administrative authorities might revoke its business license. Due to the failure by shareholders to complete the registration, WFOE is also unable to pay dividends or make distributions to our SPV, and repatriation of profits and dividends derived from SPV by PRC residents to China are illegal. The offshore financing funds are also not allowed to be used in China. In addition, the failure of the PRC resident shareholders to complete the registration may subject the shareholders to fines less than RMB50,000 (approximately US$7,278.02).

Regulations on Employment and Social Welfare

Labor Contract Law

The Labor Contract Law of the PRC, or the Labor Contract Law, which was promulgated on January 1, 2008, and amended on December 28, 2012, is primarily aimed at regulating the rights and obligations of employers and employees, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance to national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and shall be paid to employees timely.

Social Insurance and Housing Fund

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004, and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999, and the Social Insurance Law of the PRC implemented on July 1, 2011, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance.

In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and amended in 2002, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

Min Zhang
Lu Li
100%
100%
Fenton Holding Co., Ltd. British Virgin Islands, 2018
Hailu Holding Co., Ltd. British Virgin Islands, 2018
Bo Jiang
Tao Jiang
Di Wang
Minority Shareholders
Public Shareholders
37.36%
18.68%
18.68%
8.79%
10.99%
5.49%
0%
Leaping Group Co., Ltd. "Leaping Group" Cayman Islands, 2018
100%
Yuezhong International Co., Ltd. "Yuezhong International" British Virgin Islands, 2018
100%
Yuezhong Media Co., Limited "Yuezhong Media HK" Hong Kong, 2018
Offshore
Onshore
100%
Yuezhong (Shenyang) Technology Co., Ltd. "WFOE" Shenyang, 2018
Contractual Arrangements
Bo Jiang
Tao Jiang
Di Wang
50%
25%
25%
Leaping Media Group Co., Ltd. "LMG" Shenyang, 2013
100%
Shenyang Tianniu Media Co., Ltd. Shenyang, 2013
100%
Yuezhong Media (Dalian) Co., Ltd. Dalian, 2016
100%
Liaoning Leaping International Cinema Management Co., Ltd. Shenyang, 2018
100%
Yuezhong (Beijing) Film Co., Ltd. Beijing, 2017
100%
Shenyang Xiagong Hotel Management Co., Ltd. Shenyang, 2018
100%
Harbin Yuechuzhong Media Co., Ltd. Harbin, 2018

D. Property, Plants and Equipment

Our principal executive office is located at 2010 Huaruntiexi Center, Tiexi District, Shenyang, Liaoning Province, People’s Republic of China. We lease over 7,230 square feet of office space for our headquarters pursuant to a lease agreement entered on July 23, 2018. The lease will expire on July 22, 2020, with monthly rental expenses of RMB55,000 (approximately US$8,005.82). We also lease approximately 80,654 square feet of spaces for our movie theaters in Shenyang.

Our subsidiary in Harbin, Harbin Yuechuzhong Media Co., Ltd., leases approximately 1,151 square feet of office space pursuant to a lease agreement entered on January 8, 2018, with monthly rental expenses of RMB1,000 (approximately US$145.56). The lease expired on January 7, 2019, and was renewed for additional 12 months on January 8, 2019.

Our other subsidiaries do not lease office space.

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. See “Item 5. Operating and Financial Review and Prospects — G. Safe Harbor.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Overview

We conduct substantially all of our business through our VIE, LMG, and its subsidiaries, in China. We primarily engage in Multi-Channel Advertising Business, Event Planning and Execution Business, Film Production Business, and Movie Theater Operating Business. Currently, our primary market is Heilongjiang Province and Liaoning Province, covering major second-tier cities in the areas such as Harbin and Shenyang.

For the fiscal years ended June 30, 2019, 2018 and 2017, our revenues were primarily generated from our Multi-Channel Advertising Business and Event Planning and Execution Business. In fiscal year 2019, we also generated revenue from releasing our TV series through iQiYi and from operating our movie theaters.

Major Factors Affecting our Results of Operations

Our operating results are subject to general conditions typically affecting the advertising, media and entertainment industry, including but not limited to:

•	changes in governmental policies and laws affecting advertising and film and TV investment;
•	uneven economic growth and development across different regions of China;
•	supply of and demand for films and pre-movie advertisements in local markets;
•	entry barriers and competition from other advertising and film companies; and
•	increases in operating costs and expenses due to inflation and other factors.

Unfavorable changes in any of these general conditions could negatively affect our advertising volume, sales of our films and TV programs, and operation of our movie theaters and otherwise adversely affect our results of operations.

Our operating results are more directly affected by company-specific factors including:

•	our revenue growth; and
•	our ability to effectively manage our operating costs and expenses.

Key Components of Results of Operations

Results of Operations for Years Ended June 30, 2019 and 2018

Revenue

Our revenues for the years ended June 30, 2019 and 2018 were derived from the following sources:

	For the Years Ended June 30,				Change
	2019	%	2018	%	Amount	%
Multi-Channel Advertising	$7,958,143	68%	$4,005,598	80%	$3,952,545	99%
Event Planning and Execution	2,604,892	22%	1,032,195	20%	1,572,697	152%
Film Production	775,080	7%	—	—	775,080	100%
Movie Theater Operating	341,575	3%	—	—	341,575	100%
Total revenues	$11,679,690	100%	$5,037,793	100%	$6,641,897	132%

Our revenues increased by $6,641,897, or 132%, from $5,037,793 for the year ended June 30, 2018, to $11,679,690 for the year ended June 30, 2019.

Multi-Channel advertising revenue for the year ended June 30, 2019, was $7,958,143, an increase of 99% from $4,005,598 for the year ended June 30, 2018, primarily driven by an increase in pre-movie advertisement display. The pre-movie advertisement display revenue increased by 109% from $3,725,921 for the year ended June 30, 2018, to $ 7,779,784 for the year ended June 30, 2019. The increase was due to an increased number of film screens on which we provided pre-movie advertising services, from 307 in the year ended June 30, 2018, to 605 in the year ended June 30, 2019. The increase was also due to the opening of our own movie theaters. In fiscal year 2019, we opened our first two movie theaters in Shenyang. We expect our multi-channel advertising revenue will increase in the future as a result of opening of additional new movie theaters and obtaining new customers.

Event planning and execution revenue for the year ended June 30, 2019, was $2,604,892, an increase of 152% from $1,032,195 for the year ended June 30, 2018. Revenue generated from event planning and execution is directly related to the size and number of projects we undertake. In the year ended June 30, 2018, we had 35 projects, while in fiscal year 2019, we had 50 projects and many of which were larger projects and generated higher revenue. During the year ended June 30, 2019, we put greater efforts into developing this service and expanded our team, which helped us undertake more sizable projects and generate increased service revenue from our Event Planning and Execution Business.

Our Film Production Business include investment in films and TV programs and their distribution in movie theaters or through online platforms. In April 2018, we released the web TV series “Meet Myself.” Our revenue from film production business amounted to $775,080 for the year ended June 30, 2019, for distributing “Meet Myself ” through the online platform. There was no such revenue for the year ended June 30, 2018. We expect to generate more revenue in film production business due to the release of new TV series and films.

Our movie theater operating revenue is generated primarily from box office admissions and snack and beverage sales. On February 1, 2019, and June 16, 2019, we opened our first and second movie theaters in Shenyang, respectively, with a total of 11 screens. Our revenue from movie theater operating amounted to $341,575 for the year ended June 30, 2019. We opened our third movie theater in Shenyang on September 17, 2019, and are also in the process of renovating the space for our fourth movie theater and expect it to open soon. We expect our movie theater operating revenue will increase in the future as a result of opening of additional new movie theaters.

Cost of revenues

Our cost of revenues for the years ended June 30, 2019 and 2018, was derived from the following sources:

	For the Years Ended June 30,				Change
	2019	%	2018	%	Amount	%
Multi-Channel Advertising	$2,519,575	74%	$1,357,409	82%	$1,162,166	86%
Event Planning and Execution	455,825	13%	187,160	11%	268,665	144%
Film Production	176,346	5%	—	—	176,346	100%
Movie Theater Operating	145,836	4%	—	—	145,836	100%
Business taxes and surcharges	90,011	4%	108,230	7%	(18,219)	(17)%
Total Cost of revenues	$3,387,593	100%	$1,652,799	100%	$1,734,794	105%

Cost of revenues for the year ended June 30, 2019, was $3,387,593, an increase of $1,734,794, or 105%, from $1,652,799 for the year ended June 30, 2018.

Cost of multi-channel advertising increased by 86% from $1,357,409 for the year ended June 30, 2018, to $2,519,575 for the year ended June 30, 2019, primarily driven by an increase in the total number of film screens on which we provided pre-movie advertising services, from 307 in the year ended June 30, 2018, to 605 in the year ended June 30, 2019. Our fees paid for the exclusive rights to display pre-movie advertisements increased proportionately with the increase of the number of film screens on which we provided pre-movie advertising services.

Our costs of the Event Planning and Execution Business included venue rental fees, equipment costs, performers compensation, and other expenses in related activities. The number of event planning and execution projects increased from 35 for the year ended June 30, 2018, to 50 for the year ended June 30, 2019. Cost of event planning and execution increased by 144% from $187,160 for the year ended June 30, 2018, to $455,825 for the year ended June 30, 2019. In fiscal year 2019, in response to our rapid market growth and customer development, we expanded our team and internally established our service teams including the commerce, media, and technology departments. The percentage increase in cost of revenue was less than the percentage increase in revenue, mainly because some services previously outsourced to third parties at higher costs were performed in-house at lower costs.

Our costs associated with film production primarily include amortization of the direct production costs and production overhead costs incurred on our web TV series. We continued to release our web TV series “Meet Myself ” through the online platform iQiYi during the year ended June 30, 2019. Costs of film production amounted to $176,346 for the year ended June 30, 2019, as compared to $Nil for the year ended June 30, 2018.

Our costs associated with movie theater operating primarily include film exhibition costs, which is accrued on the applicable admissions revenues and estimates of the final settlement pursuant to our film licenses. Costs of movie theater operating amounted to $145,836 for the year ended June 30, 2019, as compared to $Nil for the year ended June 30, 2018.

Gross profit and gross margin

Our gross profits for the years ended June 30, 2019 and 2018, are shown in the in the following table:

	For the Years Ended June 30,				Change
	2019	%	2018	%	Amount	%
Multi-Channel Advertising	$5,377,238	65%	$2,562,134	76%	$2,815,104	110%
Event Planning and Execution	2,128,991	26%	822,860	24%	1,306,131	159%
Film Production	592,761	7%	—	—	592,761	100%
Movie Theater Operating	193,107	2%	—	—	193,107	100%
Total gross profit	$8,292,097	100%	$3,384,994	100%	$4,907,103	145%

As a result of the foregoing, we had gross profit of $8,292,097 and $3,384,994 for the year ended June 30, 2019 and 2018, respectively. The gross margins were 71% and 67% for the year ended June 30, 2019 and 2018, respectively, primarily as a result of increased gross margins of our event planning and execution services, as mentioned before.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the years ended June 30, 2019 and 2018:

	For the Year Ended June 30,				Change
	2019	%	2018	%	Amount	%
Selling and marketing expenses	$62,811	4%	$61,587	19%	$1,224	2%
General and administrative expenses	1,342,480	96%	256,423	81%	1,086,057	424%
Total Amount	$1,405,291	100%	$318,010	100%	$1,087,281	342%

Selling and marketing expenses

Selling and marketing expenses increased by 2% from $61,587 for the year ended June 30, 2018, to $62,811 for the year ended June 30, 2019, primarily due to an increase in promotion expenses of $17,977 for our newly opened movie theaters. The increase was partially offset by the decrease in our advertising expenses. The advertising expenses decreased by $16,863 from $19,766 for the year ended June 30, 2018, to $2,903 for the year ended June 30, 2019. As we established stable relationships with our suppliers and customers, we had decreased expenditures related to promotions in the year ended June 30, 2019.

General and administrative expenses

General and administrative expenses increased by 1,086,057 from $256,423 for the year ended June 30, 2018, to $1,342,480 for the year ended June 30, 2019, primarily as a result of increased audit fees and other professional consulting expenses, bad debt expenses, as well as entertainment and business travel expenses. In connection with our IPO efforts, we incurred audit fees of $312,866 during the year ended June 30, 2019, as compared to $Nil in the same period in 2018. Consulting expenses in connection with the preparation of our IPO also increased by $249,209 as compared to $Nil in the same period in 2018. Rental expenses increased by $285,167 from $50,212 for the year ended June 30, 2018, to $335,379 for the year ended June 30, 2019, because we entered into new leases for our movie theaters. Meanwhile, during the year ended June 30, 2019, management determined that the collection of some of our accounts receivable associated with multi-channel advertising services could not be reasonably assured, and accrued for bad debt expenses of $87,166 in accordance with our bad debt policy, an increase of $48,111 as compared with $39,055 in the same period in 2018. In addition, entertainment and business travel expenses increased by $35,758 from $16,420 in the year ended June 30, 2018, to $52,178 in the year ended June 30, 2019. We expect our general and administrative expenses, including, but not limited to, salaries and business consulting expenses, to continue to increase in the foreseeable future, as our business further grows. We expect our professional fees for legal, audit, and advisory services to increase as we become a public company upon the completion of the proposed initial public offering.

Income tax expenses

Income tax expenses amounted to $1,699,690 and $741,557 for the years ended June 30, 2019 and 2018, respectively. The increase resulted from the increased taxable income for the year ended June 30, 2019.

Net income

As a result of the foregoing, our net income for the years ended June 30, 2019 and 2018 was $5,188,919 and $2,325,599, respectively.

Results of Operations for Years Ended June 30, 2018 and 2017

Revenue

Our revenues for the years ended June 30, 2018 and 2017, were derived from the following sources:

	For the Year Ended June 30,				Change
	2018	%	2017	%	Amount	%
Multi-Channel Advertising	$4,005,598	80%	$2,175,371	57%	$1,830,227	84%
Event Planning and Execution	1,032,195	20%	1,642,203	43%	(610,008)	(37)%
Total revenues	$5,037,793	100%	$3,817,574	100%	$1,220,219	32%

Our revenues increased by $1,220,219, or 32% from $3,817,574 for the year ended June 30, 2017, to $5,037,793 for the year ended June 30, 2018.

Multi-Channel advertising revenue for the year ended June 30, 2018, was $4,005,598, an increase of 84% from $2,175,371 for the year ended June 30, 2017, primarily driven by the increase in pre-movie advertisements display. The pre-movie advertisements display revenue increased by 95% from $1,910,718 for the year ended June 30, 2017, to $3,725,921 for the year ended June 30, 2018. The increase was due to the increase of film screens the Company was granted, from 148 in fiscal year 2017 to 307 in fiscal year 2018.

Event planning and execution revenue for the year ended June 30, 2018, was $1,032,195, a decrease of 37% from $1,642,203 for the year ended June 30, 2017. Revenue generated from event planning and execution is directly related to the size and amount of projects we undertake. In 2017, there was one major project for Event Planning and Execution Services, while there was no such project in 2018.

We did not derive any revenue from our Film Production Business in the fiscal years ended June 30, 2017 and 2018. The only film or TV program we released in those fiscal years was the web TV series “Meet Myself.” Although the web TV series debuted in April 2018, we did not receive from our distributor any fees during the fiscal years ended June 30, 2017 and 2018, because the distribution of the web TV series was still ongoing.

Cost of revenues

Our cost of revenues for the years ended June 30, 2018 and 2017, was derived from the following sources:

	For the Year Ended June 30,				Change
	2018	%	2017	%	Amount	%
Multi-Channel Advertising	1,357,409	88%	769,406	88%	588,003	76%
Event Planning and Execution	187,160	12%	100,366	12%	86,794	86%
Cost of revenues	1,544,569	100%	869,772	100%	674,797	78%

Cost of revenues for the year ended June 30, 2018, was $1,544,569, an increase of $674,797, or 78%, from $869,772 for the year ended June 30, 2017.

Cost of multi-channel advertising increased by 76% from $769,406 for the year ended June 30, 2017, to $1,357,409 for the year ended June 30, 2018, primarily driven by an increase in the revenue of pre-movie advertisements display. Our fees paid for the exclusive rights to display pre-movie advertisements increase proportionately with the increase of the number of film screens we were granted.

Cost of event planning and execution increased by 86% from $100,366 for the year ended June 30, 2017, to $187,160 for the year ended June 30, 2018, because of an increase of the offline marketing event planning and execution. The projects of offline marketing event planning and execution increased by 12 from four projects for the year ended June 30, 2017, to 16 projects for the year ended June 30, 2018. The cost of the offline marketing event planning and execution included venue rental fees, equipment costs, performer salary, and other expenses in related activities.

Gross profit and gross margin

Our gross profits for the years ended June 30, 2018 and 2017 are shown in the in the following table:

	For the Year Ended June 30,				Change
	2018	%	2017	%	Amount	%
Multi-Channel Advertising	$2,562,134	76%	$1,367,781	47%	$1,194,353	87%
Event Planning and Execution	822,860	24%	1,513,013	53%	(690,153)	(46)%
Total gross profit	$3,384,994	100%	$2,880,794	100%	$504,200	18%

As a result of the foregoing, we had gross profit of $3,384,994 and $2,880,794 for the years ended June 30, 2018 and 2017, respectively. The gross margins were 67% and 75% for the years ended June 30, 2018 and 2017, respectively, primarily as a result of the increased cost of event planning and execution for the year ended June 30, 2018.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the years ended June 30, 2018 and 2017:

	The Year Ended June 30,				Change
	2018	%	2017	%	Amount	%
Selling and marketing expenses	$61,587	19%	$485,594	71%	$(424,007)	(87)%
General and administrative expenses	256,423	81%	198,027	29%	58,396	29%
Total Amount	$318,010	100%	$683,621	100%	$(365,611)	(53)%

Selling and marketing expenses

Selling and marketing expenses decreased by 87% from $485,594 for the year ended June 30, 2017, to $61,587 for the year ended June 30, 2018, primarily due to a decrease in our brand promotion expenses. The brand promotion expenses decreased by $460,010 from $461,332 for the year ended June 30, 2017, to $1,322 for the year ended June 30, 2018. As we established stable relationships with our suppliers and customers, we have decreased expenditures related to promotions in 2018.

General and administrative expenses

General and administrative expenses increased by 29% from $198,027 for the year ended June 30, 2017, to $256,423 for the year ended June 30, 2018, primarily as a result of increased rental expenses and bad debt expenses. Rental expenses increased by $15,411 from $34,801 for fiscal year 2017, to $50,212 for fiscal year 2018. Meanwhile, at the end of fiscal year 2018, management determined that the collection of advertising revenues from customers for the amount of $39,055, could not be reasonably assured and accrued for bad debt expenses.

Income tax expenses

Income tax expenses amounted to $741,557 and $554,521 for fiscal years 2018 and 2017, respectively. The increase resulted from an increased income before income taxes in fiscal year 2018.

Net income

As a result of the foregoing, our net income for the years ended June 30, 2018, and June 30, 2017, was $2,325,599 and $1,642,569, respectively.

B. Liquidity and Capital Resources

Cash Flows for the Fiscal Year Ended June 30, 2019, Compared to the Fiscal Year Ended June 30, 2018

As of June 30, 2019, we had cash and cash equivalents of $194,488 and a total working capital of $4,566,249, which were all held in PRC. Management believes that we will generate sufficient cash flows to fund our operations and to meet our obligations on timely basis for the next 12 months by the successful implementation of our business plans.

As of June 30, 2019, our principal sources of cash were revenues from our Multi-Channel Advertising Business and Event Planning and Execution Business. Most of our cash resources were used to pay for the exclusive rights for pre-movie advertisements, services received from third parties, rental expenses and capital expenditures, dividends to shareholders, and payroll.

Under applicable PRC regulations, foreign invested enterprises, or FIEs, in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a FIE in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends.

In addition, all of our businesses and assets are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires the submission of a payment application form together with suppliers’ invoices, shipping documents, and signed contracts. These currency exchange control procedures imposed by the PRC government authorities may restrict the ability of our PRC subsidiary to transfer its net assets to the parent company, Leaping Group, through loans, advances, or cash dividends.

The following table provides the information about our working capital as of June 30, 2019 and 2018:

	As of	As of	Change
	June 30, 2019	June 30, 2018	Amount	%
Current assets	$9,672,297	$2,537,419	$7,134,878	281%
Current liabilities	5,106,048	2,025,435	3,080,613	152%
Working capital	$4,566,249	$511,984	$4,054,265	792%

As of June 30, 2019, we had working capital of $4,566,249, an increase of $4,054,265, or 792%, from $511,984 as of June 30, 2018.

As of June 30, 2019, our total current assets were $9,672,297, which primarily included $7,384,640 in accounts receivable. We collected $0.6 million (RMB4.4 million) of accounts receivable balance subsequently during the July to September 2019 period and expect to substantially collect the remaining accounts receivable balance within the next few months. The collection of our accounts receivable will make cash available to use in our operation as working capital, if necessary. In connection with our IPO efforts, we also incurred deferred offering costs of $1,403,604, which will be offset against our IPO proceeds once we complete the IPO. As of June 30, 2019, we also had accrued expense and other payables of $1,173,555, which primarily included payables for deferred offering costs, professional service fees, and others. As of June 30, 2019, our total current liabilities were $5,106,048, which primarily included $2,726,821 in taxes payable, $1,173,555 in accrued expense and other payables, and $449,058 in accounts payable.

As of June 30, 2018, our total current assets were $2,537,419, which primarily included $2,122,803 in accounts receivable and $362,549 in deposits. Our total current liabilities were $2,025,435 as of June 30, 2018, which primarily included $1,616,184 in taxes payable and $382,713 in deferred revenue and accrued expense and other payables.

Cash and cash equivalent

As of June 30, 2019, we had cash and cash equivalent of $194,488, an increase of $174,924 from $19,564 as of June 30, 2018, mainly due to cash inflows from our operating activities.

The following table summarizes our cash flows for the years ended June 30, 2019 and 2018:

	For the years ended June 30,
	2019	2018	Change
Net cash provided by operating activities	$1,965,866	$1,638,638	$327,228
Net cash used in investing activities	(918,678)	—	(918,678)
Net cash used in financing activities	(870,443)	(1,739,766)	869,323
Effect of changes of foreign exchange rate	(1,821)	4,499	(6,320)
Net increase (decrease) in cash	$174,924	$(96,629)	$271,553

Cash flow provided by operating activities

Net cash provided by operating activities increased from $1,638,638 during the year ended June 30, 2018, to $1,965,866 during the year ended June 30, 2019.

During the year ended June 30, 2019, cash provided by operating activities was $1,965,866, mainly derived from a net income of $5,188,919, and the increase of bad debt provision of $87,166, the increase of taxes payable of $1,176,205 due to our increased taxable income for the year ended June 30, 2019, and the increased accrued expense and other payables of $1,023,101. The increase was partially offset by the increase of accounts receivable of $5,494,486 because we had increased revenue in all of our segments. Most of our accounts receivable were aged below nine months. We collected $0.6 million (RMB 4.4 million) of accounts receivable balance subsequently during the July to September 2019 period and expect to substantially collect the remaining accounts receivable balance within the next few months.

During the year ended June 30, 2018, cash provided by operating activities was $1,638,638, mainly derived from a net income of $2,325,599, and the increase of bad debt provision of $39,055, the increase of taxes payable of $1,013,951, and the increase of deferred revenue of $113,021, the decrease of advance to suppliers of $271,154, offset by the decrease of deferred tax assets of $38,019, the increase of accounts receivable of $1,297,604, the increase of deposit receivables of $279,725, the increase of inventories of $141,640, the increase of prepaid expense of $30,508, the decrease of accounts payable of $75,833, and the decrease of other payable of $260,813.

Cash flow used in investing activities

Net cash used in investing activities was $918,678 for the year ended June 30, 2019, which represented the purchase of property and equipment and construction in progress. There were no investing activities during the years ended June 30, 2018.

Cash flow used in financing activities

Net cash used in financing activities was $870,443 for the year ended June 30, 2019, primarily due to increased deferred offering costs directly associated with our IPO amounted to $1,412,531. We have paid various service fees such as legal fees, underwriter due diligence fees, investor relationship fees, capital market advisory fees, as well as secretary company services fees to various service providers and we expect to offset such deferred offering costs against with the IPO proceeds once we complete our IPO in the near future.

Net cash used in financing activities was $1,739,766 for the year ended June 30, 2018, primarily due to the payment of dividend to our shareholders of $2,157,623.

Cash Flows for the Fiscal Year Ended June 30, 2018, Compared to the Fiscal Year Ended June 30, 2017

As of June 30, 2018, we had cash and cash equivalents of $19,564 and a total working capital of $511,984, which are all held in PRC. Management believes that we will generate sufficient cash flows to fund our operations and to meet our obligations on timely basis for the next 12 months by the successful implementation of our business plans.

The following table summarizes our cash flows for the years ended June 30, 2018 and 2017:

	For the years ended June 30,
	2018	2017	Change
Net cash provided by operating activities	$1,638,638	$1,100,498	$538,140
Net cash used in financing activities	(1,739,766)	(1,006,428)	(733,338)
Effect of changes of foreign exchange rate	4,499	52	4,447
Net (decrease) increase in cash	$(96,629)	$94,122	$(190,751)

Cash flow provided by operating activities

Net cash provided by operating activities increased from $1,100,498 during the year ended June 30, 2017, to $1,638,638 during the year ended June 30, 2018.

During the year ended June 30, 2018, cash provided by operating activities was $1,638,638, mainly derived from a net income of  $2,325,599, and the increase of bad debt provision of  $39,055, the increase of taxes payable of  $1,013,951, and the increase of deferred revenue of  $113,021, the decrease of advance to suppliers of  $271,154, offset by the decrease of deferred tax assets of  $38,019, the increase of accounts receivable of  $1,297,604, the increase of deposit receivables of  $279,725, the increase of inventories of $141,640, the increase of prepaid expense of  $30,508, the decrease of accounts payable of  $75,833, and the decrease of other payable of  $260,813.

During the year ended June 30, 2017, the cash provided by operating activities was $1,100,498, mainly derived from a net income of  $1,642,569, and the decrease of deposit receivables of  $49,321, the decrease deferred tax assets of  $172,525, the increase of deferred revenue of  $8,891, the increase of taxes payable of  $597,083, and the increase of other payables of  $357,363, offset by the increase of accounts receivable of  $588,414, the increase of inventories of  $147,989, the increase of advance to suppliers of  $223,329, and the decrease of accounts payable of  $767,522.

Cash flow used in financing activities

Net cash used in financing activities increased from $1,006,428 during the year ended June 30, 2017, to $1,739,766 during the year ended June 30, 2018, primarily due to the payment of dividend to shareholders. The payment of dividends to shareholders was $2,157,623 and $986,044 for the years ended June 30, 2018 and 2017, respectively.

C. Research and Development, Patents and Licenses, etc.

Research and Development

None.

Intellectual Property

See “Item 4. Information on our Company — B. Business Overview — Facilities and Intellectual Property”.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended June 30, 2019 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that are reasonably likely to cause the disclosed information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

As of June 30, 2019 and 2018, we had not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties.

F. Tabular Disclosure of Contractual Obligations

We entered several leases for office spaces and movie theaters located at Shenyang and Harbin in China. Rental expenses charged to operations under operating leases for the years ended June 30, 2019, 2018 and 2017, amounted to $335,379, $50,212 and $34,801, respectively.

As of June 30, 2019, the future minimum rent payable under non-cancelable operating leases were:

For the 12 months ended June 30,

2020	$521,905
2021	475,359
2022	474,797
2023	486,265
2024	489,823
Thereafter	2,646,590
Total	$5,094,739

G. Safe Harbor

This annual report contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;
•	our ability to execute our growth and expansion, including our ability to meet our goals;
•	current and future economic and political conditions;
•	our ability to compete in an industry with low barriers to entry;
•	our ability to continue to operate through our VIE structure;
•	our capital requirements and our ability to raise any additional financing which we may require;
•	our ability to attract new clients, and further enhance our brand recognition;
•	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;
•	trends and competition in the advertising industry; and
•	other assumptions described in this annual report underlying or relating to any forward-looking statements.

You should thoroughly read this annual report and the documents that we refer to in this annual report with the understanding that our actual results in the future may be materially different from or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report include additional factors which could adversely affect our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

The forward-looking statements made in this annual report relate only to events or information as of the date on which these statements are made in this annual report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this annual report. You should not rely upon forward-looking statements as predictions of future events.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Bo Jiang	38	Chairman of the Board and Director
Tao Jiang*	32	Chief Executive Officer and Director Nominee
Di Wang	31	Vice President
Liquan Wang	32	Vice President
Ziwei Xu	31	Chief Financial Officer
Douglas Menelly*	44	Independent Director Nominee
Adam (Xin) He*	46	Independent Director Nominee
Christopher Kohler*	39	Independent Director Nominee

* This individual has indicated his assent to occupy such position as of the date of this annual report.

Mr. Bo Jiang has been our Company’s Chairman of the Board since August 2018 and the chairman of LMG since April 2015. From April 2013 to March 2015, Mr. Jiang served as the vice president of China Business Times. From May 2009 to April 2013, Mr. Jiang served as the office director of Liaoshen Evening News. From September 2006 to May 2009, Mr. Jiang served as the director of the Business Planning Department of Chinese Business Morning News. Mr. Jiang has over 15 years of experience of investment in the film industry and management of media companies. Mr. Jiang holds an Executive Master of Business Administration degree from Liaoning University.

Mr. Tao Jiang is a director nominee of the Company and has been our chief executive officer (“CEO”) since August 2018. Mr. Jiang is the founder of LMG and has been its CEO since November 2013. From October 2012 to October 2013, Mr. Jiang served as the sales director of Focus Media (Shenyang) Co., Ltd. Mr. Jiang holds a bachelor’s degree in Accounting from Liaoning University of International Business and Economics.

Ms. Di Wang has been our vice president since August 2018, and the vice president of LMG since January 2017. From March 2011 to December 2016, Ms. Wang served as the operation manager of China Resources (Shenyang) Co., Ltd. Ms. Wang holds a bachelor’s degree in Accounting from Liaoning University of International Business and Economics.

Mr. Liquan Wang has been our vice president since August 2018, and the vice president of LMG since January 2018. Since January 2018, Mr. Wang has served as the CEO of Harbin Yuechuzhong Media Co., Ltd., a wholly-owned PRC subsidiary of the Company. From January 2016 to November 2017, Mr. Wang served as the sales director of Toutiao (Liaoning). From July 2015 to October 2015, Mr. Wang served as the sales director of Sohu Focus (Shenyang). From February 2006 to July 2015, Mr. Wang served as the reporter, editor, and sector director of China Business Times. Mr. Wang holds a bachelor’s degree in Journalism from Liaoning University.

Ms. Ziwei Xu has been our chief financial officer (“CFO”) since August 2018, and the CFO of LMG since November 2013. From July 2011 to September 2013, Ms. Xu served as an auditor of Ruihua Certified Public Accountants, LLP (Liaoning Branch). Ms. Xu holds a bachelor’s degree in International Economics and Trade from Liaoning University of Science and Technology.

Mr. Douglas Menelly is an independent director nominee of the Company. Mr. Menelly is the co-founder of E-Options Communications Consulting and has served as its managing director since January 2018. Before founding E-Options Communications Consulting, Mr. Menelly worked at Aspen Insurance Group, and served as the senior vice president for corporate communications from August 2016 to October 2017, the global head of marketing from July 2015 to August 2016, and the senior vice president for marketing from November 2013 to July 2015. From December 2011 to November 2013, Mr. Menelly served as the global communications director of American International Group. From November 2009 to October 2011, Mr. Menelly served as the vice president for investor relations & communications of SinoHub, Inc. From March 2006 to August 2009, Mr. Menelly served as the general manager for Asia and the vice president for finance & business development of Willex Industrial. From December 2002 to March 2006, Mr. Menelly served as a broker, assistant vice president, and vice president of Marsh & McLennan, subsequently. Mr. Menelly received his Executive MBA degree from Columbia Business School in 2012, his master’s degree in Operations Management from New York University in 2001, and his bachelor’s degree in Civil Engineering from State University of New York in 1997.

Mr. Adam (Xin) He is an independent director nominee of the Company. Since May 2012, he has served as the chief financial officer of Wanda America Investment Holding Company, a U.S. subsidiary of Dalian Wanda Group, a Fortune Global 500 company. As the chief financial officer of Wanda America Investment Holding Company, he managed a 101-story landmark “Vista Tower” development in downtown Chicago and a NYSE-traded company, AMC Entertainment Holdings, Inc., the largest movie exhibitor in the U.S. He also served as an independent director at Nasdaq listed companies iFresh Inc. from November 2017 to March 2018 and Professional Diversity Network and Energy Focus Inc. from July 2014 to July 2015. From December 2010 to May 2012, Mr. He served as the financial controller at Xinyuan Real Estate Co., Ltd., an NYSE-listed developer of large scale, high-quality residential real estate projects. He also worked as a chief financial officer at China Transport Holding Group in Hunan, China, from September 2009 to December 2010, an auditor at Ernst & Young, LLP in New York from August 2008 to September 2009, and a financial manager at Chinatex Group in Beijing from May 1997 to August 2008. Mr. He received a bachelor’s degree and a master’s degree in taxation from Central University of Finance and Economics in Beijing in 1993 and 2001, and a master’s degree in accounting from Seton Hall University in New Jersey in 2017. He is a Certified Public Accountant in both the United States and the PRC.

Mr. Christopher Kohler is an independent director nominee of the Company. Mr. Kohler has been the owner of Chris Kohler Consulting, Inc. since April 2012, providing accounting and finance consulting to businesses with temporary and/or ongoing accounting and financial needs. Mr. Kohler has served as the corporate controller of BlackRidge Technology International, Inc. since July 2017. From May 2014 to December 2016, Mr. Kohler served as the vice president and corporate controller of Bearcat Energy LLC. From July 2011 to July 2014, Mr. Kohler served as a manager of Now CFO, LLC. From September 2010 to July 2011, Mr. Kohler served as a staff accountant of Spicer Jeffries, LLP. From March 2009 to September 2010, Mr. Kohler served as a finance/accounting associate of Tempo Financial. From March 2002 to December 2008, Mr. Kohler served as a branch manager and consumer underwriter for several banking institutions. Mr. Kohler received his MBA degree in Finance and Master of Accountancy from University of Colorado in 2010 and his Bachelor of Science in Marketing from Indiana University in 2002.

Pursuant to our amended and restated articles of association, as adopted by special resolutions on December 11, 2018, the minimum number of directors shall consist of not less than one person unless otherwise determined by the shareholders in a general meeting. Unless removed or re-appointed, each director shall be appointed for a term expiring at the next-following annual general meeting, if any is held. At any annual general meeting held, our directors will be elected by a majority vote of shareholders eligible to vote at that meeting. At each annual general meeting, each director so elected shall hold office for a one-year term and until the election of their respective successors in office or removed.

Family Relationships

Our chairman, Mr. Bo Jiang, and our CEO, Mr. Tao Jiang, are siblings; Mr. Tao Jiang and our Vice President, Ms. Di Wang, are spouses. None of the other directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation

The following table sets forth certain information with respect to compensation for the fiscal year ended June 30, 2019, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded US$100,000 (the “Named Executive Officers”).

Name and Principal Position	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total ($)
Tao Jiang CEO of the Company and LMG	14,069.23	0	0	0	0	0	0	14,069.23

Ziwei Xu CFO of the Company and LMG	8,793.27	0	0	0	0	0	0	8,793.27

Agreements with Named Executive Officers

We have entered into employment agreements with each of our executive officers. Pursuant to employment agreements, the form of which was filed as Exhibit 10.10 to our registration statement on Form F-1 (File No. 333-229116), as amended, initially filed with the Securities and Exchange Commission on January 2, 2019, we agreed to employ each of our executive officers for a specified time period, which will be renewed upon both parties’ agreement 30 days before the end of the current employment term, and payment of cash compensation and benefits shall become payable when the Company becomes a public reporting company in the US. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

Our amended and restated employment agreement with Tao Jiang, our CEO, provides for a term of five years beginning on August 21, 2018, with an annual salary of US$14,069.23.

Our amended and restated employment agreement with Ziwei Xu, our CFO, provides for a term of five years beginning on August 21, 2018, with an annual salary of US$8,793.27.

Compensation of Directors

For the fiscal years ended June 30, 2019, we did not compensate our directors for their services other than to reimburse them for out-of-pocket expenses incurred in connection with their attendance at meetings of the Board of Directors.

C. Board Practices

Pursuant to our amended and restated articles of association, as adopted by special resolutions on December 11, 2018, the minimum number of directors shall consist of not less than one person unless otherwise determined by the shareholders in a general meeting. Unless removed or re-appointed, each director shall be appointed for a term expiring at the next-following annual general meeting, if any is held. At any annual general meeting held, our directors will be elected by a majority vote of shareholders eligible to vote at that meeting. At each annual general meeting, each director so elected shall hold office for a one-year term and until the election of their respective successors in office or removed.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors

Our board of directors consists of one director as of the date of this annual report.

Duties of Directors

Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Law (2018 Revision) of the Cayman Islands imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for re-election. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Insider Participation Concerning Executive Compensation

Our board of directors, which comprises one director, Mr. Bo Jiang, has been making all determinations regarding executive officer compensation from the inception of the Company up and will continue to make such determinations until the time when the other director and the three independent directors are installed.

Committees of the Board of Directors

We will establish three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee upon closing of our offering. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of Douglas Menelly, Adam (Xin) He, and Christopher Kohler. Douglas Menelly will be the chairman of our audit committee. We have determined that Douglas Menelly, Adam (Xin) He, and Christopher Kohler will satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Douglas Menelly qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
•	reviewing with the independent auditors any audit problems or difficulties and management’s response;
•	discussing the annual audited financial statements with management and the independent auditors;
•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
•	reviewing and approving all proposed related party transactions;
•	meeting separately and periodically with management and the independent auditors; and
•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of Douglas Menelly, Adam (Xin) He, and Christopher Kohler upon the effectiveness of their appointments. Christopher Kohler will be the chairman of our compensation committee. We have determined that Douglas Menelly, Adam (Xin) He, and Christopher Kohler will satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;
•	approving and overseeing the total compensation package for our executives other than the most senior executive officers;
•	reviewing and recommending to the board with respect to the compensation of our directors;
•	reviewing periodically and approving any long-term incentive compensation or equity plans;
•	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and
•	reviewing programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of Douglas Menelly, Adam (Xin) He, and Christopher Kohler upon the effectiveness of their appointments. Adam (Xin) He will be the chairperson of our nominating and corporate governance committee. Douglas Menelly, Adam (Xin) He, and Christopher Kohler satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;
•	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;
•	identifying and recommending to our board the directors to serve as members of committees;
•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and
•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

D. Employees

As of September 30, 2019, we had approximately 50 full-time employees. The table below sets forth the numbers of employees by area of business:

Function	Number of Employees	% of Total
Film Production Department	5	10
Event Planning and Execution Department	4	8
Multi-Channel Advertising Department	7	14
Operation Department	4	8
Finance Department	5	10
Human Resources Department	5	10
Movie Theater Management Department	20	40
Total	50	100

Generally, we enter into standard employment contracts with our officers, managers, and other employees. According to these contracts, all of our employees are prohibited from engaging in any other employment during the period of their employment with us. The employment contracts with officers and managers are subject to renewal every five years and the employment contracts with other employees are subject to renewal every two years. None of our employees is a member of a labor union and we consider our relationship with our employees to be good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this annual report.

•	each of our directors and executive officers who beneficially own our Ordinary Shares; and
•	each person known to us to own beneficially more than 5.0% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 16,021,126.7606 Ordinary Shares outstanding as of the date of this annual report.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. As of the date of the annual report, we have seven shareholders of record, none of whom is located in the United States.

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers(1):
Bo Jiang	5,985,915.4930	37.36%
Tao Jiang	2,992,957.7465	18.68%
Di Wang	2,992,957.7465	18.68%
Liquan Wang	0	0%
Ziwei Xu	0	0%
Douglas Menelly	0	0%
Adam (Xin) He	0	0%
Christopher Kohler	0	0%
All directors and executive officers as a group (eight individuals):	11,971,830.9859	74.72%

5% Shareholders(2):
Fenton Holding Co., Ltd.(3)	1,408,450.7042	8.79%
Hailu Holding Co., Ltd.(4)	1,760,563.3803	10.99%

(1)	Unless otherwise indicated, the business address of each of the individuals is 2010 Huaruntiexi Center, Tiexi District, Shenyang, Liaoning Province, People’s Republic of China. The business address of Douglas Menelly is 53 Union Drive, Merrick, NY 11566. The business address of Adam (Xin) He is 1030 N State St, Apt 15LM, Chicago, IL 60610. The business address of Christopher Kohler is 11419 Canterberry Ln, Parker, CO.
(2)	Unless otherwise indicated, the business address of the following shareholders is ABM Chambers, PO Box 2283, Road Town, Tortola, British Virgin Islands.
(3)	Ms. Min Zhang is the 100% owner of Fenton Holding Co., Ltd. that holds 1,408,450.7042 Ordinary Shares.
(4)	Ms. Lu Li is the 100% owner of Hailu Holding Co., Ltd. that holds 1,760,563.3803 Ordinary Shares.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Contractual Arrangements with WFOE, LMG and Its Shareholders

We conduct our advertising related business through LMG, a VIE that we control through a series of contractual arrangements between our PRC subsidiary WFOE, LMG, and its shareholders including but not limited to our principal shareholders, Mr. Bo Jiang, Mr. Tao Jiang, and Ms. Di Wang. Such contractual arrangements provide us (i) the power to control LMG, (ii) the exposure or rights to variable returns from our involvement with LMG, and (iii) the ability to affect those returns through use of our power over LMG to affect the amount of our returns. Therefore, we control LMG. For a description of these contractual arrangements, see “Item 4. Information on the Company — B. Business Overview — Contractual Arrangements between WFOE and LMG.”

Material Transactions with Related Parties

On August 24, 2018, the Company issued 50,000,000 Ordinary Shares to our Beneficial Owners, including some of our executive officers and directors indirectly, in connection with entering into the VIE contractual arrangements, in a private transaction under the Cayman Islands laws, with 17,000,000 Ordinary Shares issued to Mr. Bo Jiang, our chairman of the board and director, 8,500,000 Ordinary Shares issued to Mr. Tao Jiang, our CEO, and 8,500,000 Ordinary Shares issued to Ms. Di Wang, our vice president.

As of June 30, 2019 and 2018, the balances of due to related party were mainly loans provided by Mr. Tao Jiang, the CEO and director of the Company, to fund the Company’s operations as set forth in the table below. The payables are unsecured, non-interest bearing and due on demand.

	As of June 30, 2019	As of June 30, 2018
Amount due to Tao Jiang	$567,346	$25,541
Total due to related party	$567,346	$25,541

Employment Agreements

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Agreements with Named Executive Officers.”

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are not currently a party to any legal proceeding or investigation which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations, except for the disclosure under “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

Dividend Policy

We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, Yuezhong Media HK.

Current PRC regulations permit our indirect PRC subsidiaries to pay dividends to Yuezhong Media HK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries and affiliates in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations through the current contractual arrangements, we may be unable to pay dividends on our Ordinary Shares.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. Yuezhong Media HK may be considered a non-resident enterprise for tax purposes, so that any dividends WFOE pays to Yuezhong Media HK may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Item 10. Additional Information — E. Taxation — People’s Republic of China Taxation — Enterprise Income Tax.”

In order for us to pay dividends to our shareholders, we will rely on payments made from LMG to WFOE, pursuant to contractual arrangements between them, and the distribution of such payments to Yuezhong Media HK as dividends from LMG. Certain payments from our LMG to WFOE are subject to PRC taxes, including business taxes and VAT. In addition, if LMG or its subsidiaries or branches incur debt on their own behalves in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to its immediate holding company, Yuezhong Media HK. As of the date of this annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Yuezhong Media HK intends to apply for the tax resident certificate when WFOE plans to declare and pay dividends to Yuezhong Media HK. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

We have applied to list the Ordinary Shares on the Nasdaq Capital Market under the symbol “YZCM.”

B. Plan of Distribution

Not applicable.

C. Markets

We have applied to list the Ordinary Shares on the Nasdaq Capital Market under the symbol “YZCM.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association and Exhibits 3.1 and 3.2 contained in our registration statement on Form F-1 (File No. 333-229116), as amended, initially filed with the Securities and Exchange Commission on January 2, 2019.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

See “Item 4. Information on the Company — B. Business Overview — PRC Regulations — Regulations on Foreign Exchange.”

E. Taxation

People’s Republic of China Taxation

The following brief description of Chinese enterprise laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders.

Enterprise Income Tax

According to the Enterprise Income Tax Law of the People’s Republic of China, or the EIT Law, which was promulgated by the Standing Committee of the National People’s Congress on March 16, 2007, and became effective on January 1, 2008, and then amended on February 24, 2017, and the Implementation Rules of the EIT Law, or the Implementation Rules, which were promulgated by the State Council on December 6, 2007, and became effective on January 1, 2008, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises with income having no substantial connection with their institutions in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%.

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from our PRC subsidiary. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although Leaping Group Co., Ltd. does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of Leaping Group Co., Ltd. and its subsidiaries organized outside the PRC.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half  (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of Leaping Group Co., Ltd., including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that Leaping Group Co., Ltd. and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. We are unable to provide a “will” because Dentons, our PRC counsel believes that it is more likely than not that the Company and its offshore subsidiaries would be treated as a non-resident enterprise for PRC tax purposes because they do not meet some of the conditions out lined in SAT Notice. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of this annual report. Therefore we believe that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.

See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business China — Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a ‘resident enterprise’ of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Currently, as resident enterprises in the PRC, WFOE as well as LMG and its subsidiaries in PRC are generally subject to the enterprise income tax at the rate of 25%, except that once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the part of its taxable income not more than RMB1 million is subject to a reduced rate of 5% and the part between RMB1 million and 3 million is subject to a reduced rate of 10%. LMG paid enterprise income taxes of approximately US$415,688 and US$4,572 in the years ended June 30, 2019 and 2018). The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that LMG is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

Value-added Tax

Pursuant to the Provisional Regulations on Value-Added Tax of the PRC, or the VAT Regulations, which were promulgated by the State Council on December 13, 1993, and took effect on January 1, 1994, and were amended on November 10, 2008, February 6, 2016, and November 19, 2017, respectively, and the Rules for the Implementation of the Provisional Regulations on Value Added Tax of the PRC, which were promulgated by the MOF, on December 25, 1993, and were amended on December 15, 2008, and October 28, 2011, respectively, entities and individuals that sell goods or labor services of processing, repair or replacement, sell services, intangible assets, or immovables, or import goods within the territory of the People’s Republic of China are taxpayers of value-added tax. The VAT rate is 17% for taxpayers selling goods, labor services, or tangible movable property leasing services or importing goods, except otherwise specified; 11% for taxpayers selling goods, labor services, or tangible movable property leasing services or importing goods, except otherwise specified; 6% for taxpayers selling services or intangible assets.

According to Provisions in the Notice on Adjusting the Value added Tax Rates (Cai Shui [2018] No. 32), or the Notice, issued by the SAT and the MOF, where taxpayers make VAT taxable sales or import goods, the applicable tax rates shall be adjusted from 17% to 16% and from 11% to 10%, respectively. The Notice took effect on May 1, 2018, and the adjusted VAT rates took effect at the same time.

The Notice of the Ministry of Finance and the State Administration of Taxation on Implementing the Pilot Program of Replacing Business Tax with Value-Added Tax in an All-round Manner on March 23, 2016, which took effect on May 1, 2016. Pursuant to such circular, the Value Added Tax Pilot Program has been applicable nationwide since May 1, 2016.

According to the VAT Regulations and the related rules, as of the date of this annual report, as taxpayers selling services, LMG and its consolidated affiliated entities except Liaoning Leaping International Cinema Management Co., Ltd., are generally subject to a 6% VAT rate. Liaoning Leaping International Cinema Management Co., Ltd. is subject to a 3% VAT rate.

Dividend Withholding Tax

The Enterprise Income Tax Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009, by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018, by the SAT and took effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in 12 months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

As of the date of this annual report, when considered as a non-PRC resident investor, which is much more likely to happen than not, Yuezhong Media HK shall be subject to the dividend withholding tax at the rate of 10%. Upon identified as the Hong Kong resident enterprise stipulated by the Double Tax Avoidance Arrangement and other applicable laws, the withholding tax may be reduced to 5%.

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for each of the years ended June 30, 2019, 2018, and 2017.

British Virgin Islands Taxation

The British Virgin Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the British Virgin Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the British Virgin Islands. No stamp duty is payable in the British Virgin Islands on the issue of shares by, or any transfers of shares of, British Virgin Islands companies (except those which hold interests in land in the British Virgin Islands). The British Virgin Islands is not party to any double tax treaties that are applicable to any payments made to or by the Company. The British Virgin Islands is not a party to any double tax treaties that are applicable to any payments made to our by the Company. There are no exchange control regulations or currency restrictions in the British Virgin Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the British Virgin Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to British Virgin Islands income or corporation tax.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

United States Federal Income Tax Considerations

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;
•	financial institutions;
•	insurance companies;
•	regulated investment companies;
•	advertising investment trusts;
•	broker-dealers;
•	persons that elect to mark their securities to market;
•	U.S. expatriates or former long-term residents of the U.S.;
•	governments or agencies or instrumentalities thereof;
•	tax-exempt entities;
•	persons liable for alternative minimum tax;
•	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;
•	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);
•	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation; or
•	persons holding our Ordinary Shares through partnerships or other pass-through entities.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Share and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign, and other tax consequences to them of the purchase, ownership, and disposition of our Ordinary Shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC (defined below) rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange, or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

•	at least 75% of its gross income for such taxable year is passive income; or
•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. However, we must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. It is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating LMG as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with LMG, and as a result, we are treating LMG as our wholly-owned subsidiary for U.S. federal income tax purposes. If we are not treated as owning LMG for United States federal income tax purposes, we would likely be treated as a PFIC. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in our initial public offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in our initial public offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;
•	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
•	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of  “marketable stock” (as defined below) in a PFIC may make a mark-to-market election, under Section 1296 of the US Internal Revenue Code, for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election, under Section 1295(b) of the US Internal Revenue Code, with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange, or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding, under Section 3406 of the US Internal Revenue Code with, at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our registration statements on Form F-1 (File Number 333-229116), as amended.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure.”

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our functional currency is the RMB. Any significant revaluation of RMB against U.S. dollar may materially the value of, and any dividends payable on, our Ordinary Shares in U.S. dollars in the future. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — Because our business is conducted in RMB and the price of our Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.”

Concentration Risks

The Company’s sales are made to customers that are located primarily in China. The Company has a concentration of its revenues and receivables with specific customers. For the years ended June 30, 2019, 2018 and 2017, a major customer accounted for 15%, 13% and 43% of the Company’s total revenue, respectively.

As of June 30, 2019, four customers represented 29%, 13%, 11% and 11% of the net accounts receivable balance. As of June 30, 2018, two customers represented 36% and 22% of the net accounts receivable balance, respectively.

For the year ended June 30, 2019, the Company purchased 51% and 18% of its services from two suppliers, respectively. For the year ended June 30, 2018 and 2017, the Company purchased approximately 84% and 80% of its services from one major supplier, respectively.

Risks related to our VIE structure

We believe that the contractual arrangements with our VIE and the respective shareholders are currently in compliance with PRC laws and regulations. However, if the legal structure and contractual arrangements were to be found in violation of PRC laws and regulations, the PRC government could:

•	revoke the business and operating licenses of our PRC subsidiary and VIE;
•	discontinue or restrict the operations of any related-party transactions between our PRC subsidiary and VIE;
•	limit our business expansion in China by way of entering into contractual arrangements;
•	require us or our PRC subsidiary and VIE to restructure the relevant ownership structure or operations; or
•	restrict or prohibit our use of the proceeds of our initial public offering to finance our business and operations in China.

Our ability to conduct business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, we may not be able to consolidate our VIE in our consolidated financial statements as we may lose the ability to exert effective control over the VIE and their respective shareholders and we may lose the ability to receive economic benefits from the VIE. We, however, do not believe such actions would result in the liquidation or dissolution of our Company, our PRC subsidiary and VIE.

The interests of the shareholders of VIE may diverge from that of our Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing VIE not to pay the service fees when required to do so. We cannot assure that when conflicts of interest arise, shareholders of VIE will act in the best interests of us or that conflicts of interests will be resolved in our favor. Currently, we do not have existing arrangements to address potential conflicts of interest the shareholders of VIE may encounter in its capacity as beneficial owners and directors of VIE, on the one hand, and as beneficial owners and directors of our Company, on the other hand. We believe the shareholders of VIE will not act contrary to any of the contractual arrangements and the exclusive option agreements provide us with a mechanism to remove the current shareholders of VIE should they act to the detriment of our Company. We rely on certain current shareholders of VIE to fulfill their fiduciary duties and abide by laws of the PRC and act in the best interest of our Company. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of VIE, we would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-229116) for our upcoming initial public offering of 2,000,000 Ordinary Shares at the initial public offering price range of between $4.00 to $6.00, which was declared effective by the SEC on March 21, 2019..

We still intend to use the proceeds from our upcoming initial public offering as disclosed in our registration statement on Form F-1.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of June 30, 2019. Based on that evaluation, our management has concluded that, as of June 30, 2019, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized, and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Our conclusion is based on the fact that we do not have in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s registered public accounting firm due to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Douglas Menelly qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Douglas Menelly satisfies the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

The Company adopted a code of ethics as of the date of the filing of their Form F-1 on January 2, 2019, and filed it as exhibit 99.1 to the Form F-1.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Friedman LLP, our independent registered public accounting firm for the periods indicated.

	For the Fiscal Years Ended June 30,
	2019	2018	2017
Audit fees	$210,000	$155,000	$130,000
Audit-Related Fees	$—	$—	$—
Tax Fees	$—	$—	$—
All Other Fees	$—	$—	$—
Total Fees	$210,000	$155,000	$130,000

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Friedman LLP, our independent registered public accounting firm including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

Item 16G. CORPORATE GOVERNANCE

As a Cayman Islands company sought to be listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market corporate governance listing standards. However, Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Capital Market corporate governance listing standards.

Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent. Other than those described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Capital Market corporate governance listing standards.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Leaping Group Co., Ltd., and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the registration statement on Form F-1 (File No. 333-229116), as amended, initially filed with the Securities and Exchange Commission on January 2, 2019)
1.2	Amended and Restated Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-229116), as amended, initially filed with the Securities and Exchange Commission on January 2, 2019)
2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-229116), as amended, initially filed with the Securities and Exchange Commission on January 2, 2019)
4.1	Form of Pre-movie Advertisement Release Agreement (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-229116), as amended, initially filed with the Securities and Exchange Commission on January 2, 2019)
4.2	Form of Event Planning and Execution Agreement (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-229116), as amended, initially filed with the Securities and Exchange Commission on January 2, 2019)
4.3	Form of Advertising Service Distribution Agreement (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-229116), as amended, initially filed with the Securities and Exchange Commission on January 2, 2019)
4.4	Pre-movie Advertisement Regional Agency Agreement, dated November 27. 2017, between Muwei Fashion Culture Media (Tianjin) Co., Ltd. and LMG (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-229116), as amended, initially filed with the Securities and Exchange Commission on January 2, 2019)
4.5	Pre-movie Advertisement Regional Agency Agreement, dated November 27, 2017, between Tianjin Wanda Media Co., Ltd. and LMG (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-229116), as amended, initially filed with the Securities and Exchange Commission on January 2, 2019)
4.6	Pre-movie Advertisement Regional Agency Agreement, dated November 12, 2018, between Tianjin Wanda Media Co., Ltd. and LMG (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-229116), as amended, initially filed with the Securities and Exchange Commission on January 2, 2019)
4.7	Pre-movie Advertisement Regional Agency Agreement, dated November 12, 2018, between Tianjin Wanda Media Co., Ltd. and LMG (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-229116), as amended, initially filed with the Securities and Exchange Commission on January 2, 2019)
4.8	Pre-movie Advertisement Local Agency Agreement between Youmu Advertising Co., Ltd. and LMG (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-229116), as amended, initially filed with the Securities and Exchange Commission on January 2, 2019)
4.9	Media Authorization Agency Agreement, dated February 20, 2019, between Beijing Yi Shi Advertising Media Co., Ltd. and LMG (incorporated herein by reference to Exhibit 10.9 to the post-effective amendment to registration statement on Form F-1 (File No. 333-229116), filed with the Securities and Exchange Commission on September 30, 2019)

4.10	Form of Employment Agreement (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-229116), as amended, initially filed with the Securities and Exchange Commission on January 2, 2019)
4.11	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-229116), as amended, initially filed with the Securities and Exchange Commission on January 2, 2019)
4.12	The Exclusive Service Agreement, dated October 15, 2018, between Yuezhong Shenyang and LMG (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-229116), as amended, initially filed with the Securities and Exchange Commission on January 2, 2019)
4.13	Equity Pledge Agreement, dated October 15, 2018, by and among Bo Jiang, Tao Jiang, Di Wang and Yuezhong Shenyang (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-229116), as amended, initially filed with the Securities and Exchange Commission on January 2, 2019)
4.14	Call Option Agreement, dated October 15, 2018, by and among Bo Jiang, Tao Jiang, Di Wang and Yuezhong Shenyang (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-229116), as amended, initially filed with the Securities and Exchange Commission on January 2, 2019)
4.15	Shareholders’ Voting Rights Proxy Agreement, dated October 15, 2018, by and among Bo Jiang, Tao Jiang, Di Wang and Yuezhong Shenyang (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-229116), as amended, initially filed with the Securities and Exchange Commission on January 2, 2019)
4.16	Spousal Consent, dated October 15, 2018, by Wei Tang (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-229116), as amended, initially filed with the Securities and Exchange Commission on January 2, 2019)
4.17	House Lease Contract, dated January 8, 2018, between Cheng Zhang and LMG (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-229116), as amended, initially filed with the Securities and Exchange Commission on January 2, 2019)
4.18	House Lease Contract, dated June 13, 2018, by and among Lili Pang, LMG (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-229116), as amended, initially filed with the Securities and Exchange Commission on January 2, 2019)
4.19	Contractual Rights and Obligations Transfer Tripartite Agreement, dated August 14, 2018, by and among Liaoning CoolPaul Culture and Media Co., Ltd., Shenyang Parkson Shopping Plaza Co., Ltd. and LMG (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-229116), as amended, initially filed with the Securities and Exchange Commission on January 2, 2019)
4.20	Lease Agreement, dated November 23, 2018, between Zhongyao Real Estate Development (Shenyang) Co., Ltd. and LMG (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-229116), as amended, initially filed with the Securities and Exchange Commission on January 2, 2019)
4.21	Lease Agreement, dated March 31, 2019, by and between LMG and Shenyang Shida Logistics LLC (incorporated herein by reference to Exhibit 10.22 to the post-effective amendment to registration statement on Form F-1 (File No. 333-229116), filed with the Securities and Exchange Commission on September 30, 2019)
4.22	Lease Agreement, dated May 13, 2019, by and between LMG and Shenyang Vanke Yongan Real Estate Co., Ltd. (incorporated herein by reference to Exhibit 10.23 to the post-effective amendment to registration statement on Form F-1 (File No. 333-229116), filed with the Securities and Exchange Commissions on September 30, 2019)
4.23	Form of Theater Chain Agreement with Liaoning North Cinema Line Co., Ltd. (incorporated herein by reference to Exhibit 10.24 to the post-effective amendment to registration statement on Form F-1 (File No. 333-229116), filed with the Securities and Exchange Commission on September 30, 2019)
4.24*	Amended and Restated Consulting Agreement, dated December 10, 2018, by and between LMG and Qianhai Asia Era (Shenzhen) International Financial Services Co., Ltd.
8.1	List of subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21.1 to the registration statement on Form F-1 (File No. 333-229116), as amended, initially filed with the Securities and Exchange Commission on January 2, 2019)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-229116), as amended, initially filed with the Securities and Exchange Commission on January 2, 2019)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*		Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1 **		Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2 **		Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101. INS***		XBRL Instance Document
101. SCH***		XBRL Taxonomy Extension Schema Document
101. CAL***		XBRL Taxonomy Calculation Linkbase Document
101. DEF***		XBRL Taxonomy Extension Definition Linkbase Document
101. LAB***		XBRL Taxonomy Extension Label Linkbase Document
101. PRE***		XBRL Taxonomy Extension Presentation Linkbase Document
	*	Filed with this annual report on Form 20-F
	**	Furnished with this annual report on Form 20-F
***

As permitted by Rule 405 of Regulation S-T, the registrant’s XBRL (eXtensible Business Reporting Language) information will be furnished in an amendment to this Form 20-F that will be filed no more than 30 days after the date hereof.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Leaping Group Co., Ltd.

	By:	/s/ Tao Jiang
Tao Jiang
Chief Executive Officer

Date: October 31, 2019

LEAPING GROUP CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Leaping Group Co., Ltd. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Leaping Group Co., Ltd. and its subsidiaries (collectively, the “Company”) as of June 30, 2019 and 2018, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2018.

New York, New York
September 30, 2019

LEAPING GROUP CO., LTD.

CONSOLIDATED BALANCE SHEETS

	As of June 30, 2019	As of June 30, 2018
ASSETS
CURRENT ASSETS:
Cash	$194,488	$19,564
Accounts receivable, net	7,384,640	2,122,803
Deposits	570,204	362,549
Deferred offering costs	1,403,604	-
Advances to suppliers	22,862	2,518
Prepaid expenses and other receivables	96,499	29,985
TOTAL CURRENT ASSETS	9,672,297	2,537,419
Inventories, net	332,542	291,509
Property and equipment, net	1,015,959	-
Deferred tax assets	78,222	64,581
TOTAL ASSETS	$11,099,020	$2,893,509

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$449,058	$997
Deferred revenue	189,268	219,936
Taxes payable	2,726,821	1,616,184
Accrued expense and other payables	1,173,555	162,777
Due to related parties	567,346	25,541
TOTAL CURRENT LIABILITIES	5,106,048	2,025,435
TOTAL LIABILITIES	5,106,048	2,025,435

Commitments and contingencies

SHAREHOLDERS’ EQUITY:
Ordinary Shares, $0.00284 par value 50,000,000 shares authorized; 16,021,126.7606 and 17,605,633.8028 shares issued and outstanding as of June 30, 2019 and June 30, 2018, respectively *	45,500	50,000
Additional paid-in capital	421,398	416,898
Statutory reserve	875,271	356,336
Accumulated other comprehensive income (loss)	(54,021)	10,000
Retained earnings	4,704,824	34,840
TOTAL SHAREHOLDERS’ EQUITY	5,992,972	868,074
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$11,099,020	$2,893,509

*Retrospectively restated for effect of reverse split. Prior to the reverse split, the authorized share capital was US$50,000 and consisted of 50,000 ordinary shares of US$0.001 par value.

The accompanying notes are an integral part of these consolidated financial statements.

LEAPING GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended June 30,
	2019	2018	2017
REVENUE	$11,679,690	$5,037,793	$3,817,574
Cost of revenue	3,297,582	1,544,569	869,772
Business taxes and surcharges	90,011	108,230	67,008
Total cost of revenue	3,387,593	1,652,799	936,780
GROSS PROFIT	8,292,097	3,384,994	2,880,794

Selling expenses	62,811	61,587	485,594
General and administrative expenses	1,342,480	256,423	198,027
Total operating expenses	1,405,291	318,010	683,621
INCOME FROM OPERATIONS	6,886,806	3,066,984	2,197,173

OTHER INCOME (EXPENSES)
Interest income	158	174	58
Other income (expenses)	1,645	(2)	(141)
Total other income (expenses), net	1,803	172	(83)

INCOME BEFORE INCOME TAX PROVISION	6,888,609	3,067,156	2,197,090

PROVISION FOR INCOME TAXES	1,699,690	741,557	554,521

NET INCOME	5,188,919	2,325,599	1,642,569
Other comprehensive income (loss)	(64,021)	13,470	2,855
COMPREHENSIVE INCOME	$5,124,898	$2,339,069	$1,645,424

Earnings per common share - basic and diluted	$0.310	$0.132	$0.093
Weighted average shares - basic and diluted*	16,728,728.5356	17,605,633.8028	17,605,633.8028

* Retrospectively restated for effect of reverse split.

The accompanying notes are an integral part of these consolidated financial statements.

LEAPING GROUP CO., LTD

CONSOLIDATION STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

						Accumulated
						Other
	Ordinary Shares		Additional	Statutory	Retained	Comprehensive	Shareholders'
	Shares*	Amount	Paid-in Capital	Reserve	Earnings	Income (Loss)	Equity
Balance, June 30, 2016	17,605,633.8028	$50,000	$416,898	$-	$(433,325)	$(6,325)	$27,248

Net income for the year	-	-	-	-	1,642,569	-	1,642,569
Appropriation of statutory reserves	-	-	-	123,759	(123,759)	-	-
Foreign currency translation gain	-	-	-	-	-	2,855	2,855
Profit dividend	-	-	-	-	(986,044)	-	(986,044)
Balance, June 30, 2017	17,605,633.8028	$50,000	$416,898	$123,759	$99,441	$(3,470)	$686,628

Net income for the year	-	-	-	-	2,325,599	-	2,325,599
Appropriation of statutory reserve	-	-	-	232,577	(232,577)	-	-
Foreign currency translation gain	-	-	-	-	-	13,470	13,470
Profit dividend	-	-	-	-	(2,157,623)	-	(2,157,623)
Balance, June 30, 2018	17,605,633.8028	$50,000	$416,898	$356,336	$34,840	$10,000	$868,074

Share cancellation	(1,584,507.0422)	(4,500)	4,500	-	-	-	-
Net income for the period	-	-	-	-	5,188,919	-	5,188,919
Appropriation of statutory reserve	-	-	-	518,935	(518,935)	-	-
Foreign currency translation loss	-	-	-	-	-	(64,021)	(64,021)
Balance, June 30, 2019	16,021,126.7606	$45,500	$421,398	$875,271	$4,704,824	$(54,021)	$5,992,972

* Retrospectively restated for effect of reverse split.

The accompanying notes are an integral part of these consolidated financial statements.

LEAPING GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	June 30,
	2019	2018	2017
Cash flows from operating activities:
Net Income	$5,188,919	$2,325,599	$1,642,569
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	87,166	39,055	-
Depreciation of property and equipment	59,297	-	-
Deferred tax benefit	(16,066)	(38,019)	172,525
Changes in operating assets and liabilities:
Accounts receivable, net	(5,494,486)	(1,297,604)	(588,414)
Deposits	(222,100)	(279,725)	49,321
Advances to suppliers	(20,565)	271,154	(223,329)
Prepaid expenses and other receivables	(59,977)	(30,508)	-
Inventories, net	(59,891)	(141,640)	(147,989)
Accounts payable	327,165	(75,833)	(767,522)
Deferred revenue	(22,902)	113,021	8,891
Taxes payable	1,176,205	1,013,951	597,083
Accrued expense and other payables	1,023,101	(260,813)	357,363
Net cash provided by operating activities	1,965,866	1,638,638	1,100,498

Cash flows from investing activities:
Purchase of property and equipment	(883,871)	-	-
Purchase of construction in progress	(34,807)
Net cash used in investing activities	(918,678)	-	-

Cash flows from financing activities:
Proceeds from related party loans	542,088	417,857	(20,384)
Deferred offering costs	(1,412,531)	-	-
Dividend payment to shareholders	-	(2,157,623)	(986,044)
Net cash used in financing activities	(870,443)	(1,739,766)	(1,006,428)

Effect of exchange rate fluctuation on cash	(1,821)	4,499	52

Net increase (decrease) in cash	174,924	(96,629)	94,122
Cash at beginning of year	19,564	116,193	22,071
Cash at end of year	$194,488	$19,564	$116,193

Supplemental cash flow information
Cash paid for income taxes	$415,688	$4,572	$3,809

Non-cash investing and financing activities
Non-cash payment for property and equipment purchase	$35,173	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

LEAPING GROUP CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Leaping Group Co., Ltd. (“Leaping Group” or the “Company”) was incorporated under the laws of the Cayman Islands on August 21, 2018.

On July 16, 2018, Yuezhong Media Co., Limited (“Yuezhong Media HK”) was incorporated in accordance with laws and regulations of Hong Kong. On September 4, 2018, Yuezhong International Co., Ltd (“Yuezhong International”) was incorporated under the law of British Virgin Islands. Leaping Group owns 100% of Yuezhong International. Yuezhong International owns 100% of Yuezhong Media HK. Yuezhong Media HK and Yuezhong International are currently not engaging in any active business and merely acting as holding companies.

On October, 12, 2018, Yuezhong (Shenyang) Technology Co., Ltd. (“Yuezhong Shenyang” or “WFOE”) was incorporated, as a wholly foreign-owned enterprise in the People’s Republic of China (“PRC” or “China”). WFOE is wholly owned by Yuezhong Media HK.

Leaping Media Group Co., Ltd (“LMG”) was incorporated on November 19, 2013, as a limited company pursuant to PRC laws. LMG also owns 100% of the following companies: Horgos Xinyuezhong Film Media Co., Ltd., incorporated on December 25, 2017 and dissolved on April 17, 2019; Shenyang Tianniu Media Co., Ltd. (“Shenyang Tianniu”), incorporated on January 10, 2013; Yuezhong Media (Dalian) Co., Ltd., incorporated on March 15, 2016; Yuezhong (Beijing) Film Co., Ltd., incorporated on May 26, 2017; Harbin Yuechuzhong Media Co., Ltd. (“Harbin Yuechuzhong”), incorporated on January 10, 2018; Shenyang Xiagong Hotel Management Co., Ltd., incorporated on June 11, 2018; and Liaoning Leaping International Cinema Management Co., Ltd. (“Liaoning Cinema”), incorporated on September 29, 2018.

On October 15, 2018, WFOE entered into a series of agreements with the shareholders of LMG. These agreements are designed to provide WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the sole equity holder of LMG, including absolute control rights and the rights to the assets, property, and revenue of LMG. According to the Exclusive Service Agreement, LMG is obligated to pay service fees to WFOE approximately equal to the net income of LMG. In essence, WFOE has gained effective control over LMG. Therefore, the Company believes that LMG should be considered as a Variable Interest Entity (“VIE”) under the Statement of Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation.” Accordingly, the accounts of LMG are consolidated with those of WFOE and are ultimately consolidated into those of Leaping Group.

The above-mentioned transaction was considered a reorganization of the Company (the “Reorganization”). After the Reorganization, Leaping Group ultimately owns 100% equity interests of Yuezhong Media HK and WFOE, which further has the effective control over the operating entity, LMG and its subsidiaries through the VIE agreements.

In accordance with Accounting Standards Codification (“ASC”) 805-50-25, the Reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholder controlled all these entities before and after the Reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the period presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period. By eliminating the effects of intra-entity transactions in determining the results of operations for the period before the Reorganization, those results will be on substantially the same basis as the results of operations for the period after the date of combination. The effects of intra-entity transactions on current assets, current liabilities, revenue, and cost of sales for periods presented and on retained earnings (accumulated deficit) at the beginning of the periods presented are eliminated to the extent possible. Furthermore, ASC 805-50-45-5 indicates that the financial statements and financial information presented for prior years also shall be retrospectively adjusted to furnish comparative information.

LEAPING GROUP CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (Continued)

Leaping Group, through its subsidiaries and its VIE (collectively, the “Group”), is principally engaged in the Multi-Channel Advertising Business, Event Planning and Execution Business, Film Production Business and Movie Theater Operating Business in China.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (the “SEC”) and have been consistently applied. The consolidated financial statements include the financial statements of Leaping Group, its subsidiaries and its affiliates controlled by the VIE agreements. All inter-company balances and transactions have been eliminated upon consolidation.

Details of the subsidiaries and VIEs of the Company are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Parent company:

Leaping Group Co., Ltd	August 21, 2018	Cayman Islands	Parent	Investment holding

Subsidiaries:

Yuezhong International Co., Ltd	September 4, 2018	British Virgin Islands	100%	Investment holding

Yuezhong Media Co., Limited	July 16, 2018	Hong Kong	100%	Investment holding

Yuezhong (Shenyang) Technology Co., Ltd.	October, 12, 2018	PRC	100%	Investment holding

Variable interest entities:

Leaping Media Group Co., Ltd.	November 19, 2013	PRC	Nil	Multi-Channel advertising, event planning and execution, film production

Subsidiaries of variable interest entity:

Yuezhong (Beijing) Film Co., Ltd.	May 26, 2017	PRC	Nil	Film production

Yuezhong Media (Dalian) Co., Ltd.	March 15, 2016	PRC	Nil	Advertising

Shenyang Tianniu Media Co., Ltd.	January 10, 2013	PRC	Nil	Advertising

Shenyang Xiagong Hotel Management Co., Ltd.	June 11, 2018	PRC	Nil	Hotel management

Harbin Yuechuzhong Media Co., Ltd.	January 10, 2018	PRC	Nil	Event planning and execution

Horgos Xinyuezhong Film Media Co., Ltd.	December 25, 2017 (Dissolved on April 17,2019)	PRC	Nil	Film production
Liaoning Leaping International Cinema Management Co., Ltd.	September 29, 2018	PRC	Nil	Movie Theater Operating

LEAPING GROUP CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has adopted the guidance of accounting for VIE, which requires the VIE to be consolidated by the primary beneficiary of the entity. The Company’s management made evaluations of the relationships between the Company and its VIE and the economic benefit flow of contractual arrangements with the VIE. In connection with such evaluation, management also took into account the fact that, as a result of such contractual arrangements, the Company controls the shareholders’ voting interests in the VIE. As a result of such evaluation, management concluded that the Company is the primary beneficiary of its VIE. As a result, the Company consolidates all of its VIE in its consolidated financial statements.

Consolidation of Variable Interest Entities

In accordance with accounting standards regarding consolidation of VIEs, VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability. The VIE with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes. The Company has determined that WFOE is the primary beneficiary of LMG’s risks and rewards.

The following tables set forth the assets, liabilities, results of operations, and changes in cash of the VIE, LMG, which were included in the Company’s consolidated balance sheets, statements of income and comprehensive income and cash flows:

	As of June 30, 2019	As of June 30, 2018
Current assets	$9,672,297	$2,537,419
Non-current assets	1,426,723	356,090
Total assets	11,099,020	2,893,509
Current liabilities	5,106,048	2,025,435
Total liabilities	5,106,048	2,025,435
Net assets	$5,992,972	$868,074

	For the years ended June 30,
	2019	2018	2017
Revenue	$11,679,690	$5,037,793	$3,817,574
Net income	$5,188,919	$2,325,599	$1,642,569

	For the years ended June 30,
	2019	2018	2017
Net cash provided by operating activities	$1,965,866	$1,638,638	$1,100,498
Net cash used in investing activities	(918,678)	-	-
Net cash used in financing activities	(870,443)	(1,739,766)	(1,006,428)
Effect of exchange rate fluctuation on cash	(1,821)	4,499	52
Net increase (decrease) in cash	$174,924	$(96,629)	$94,122

LEAPING GROUP CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make judgments, assumptions, and estimates that affect the amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the reporting date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and assumptions. Significant accounting estimates reflected in the Company’s consolidated financial statements include the allowances for doubtful accounts. Actual results could differ from these estimates.

Cash

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. As of June 30, 2019 and 2018, the Company had no cash equivalents. The Company maintains cash with various financial institutions mainly in the PRC. Balances in banks in the PRC are uninsured.

Accounts Receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts.

The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of June 30, 2019 and 2018, the allowances for doubtful accounts from accounts receivable were $123,621 and $38,386, respectively.

Inventories, net

The Company produces and contracts third parties to produce films and television series to be shown in movie theaters and/or on popular online portal. Produced content includes direct production costs, production overhead and acquisition costs and is stated at the lower of unamortized cost or estimated fair value. Produced content also includes cash expenditures made to enter into arrangements with third parties to co-produce certain of its theatrical and television productions.

The Company uses the individual-film-forecast-computation method and amortizes the produced content based on the ratio of current period actual revenue (numerator) to estimated remaining unrecognized ultimate revenue as of the beginning of the fiscal year (denominator) in accordance with ASC subtopic 926-20, Entertainment — Films, Other Assets — Film Costs (“ASC 926-20”). Ultimate revenue estimates for the produced content are periodically reviewed and adjustments, if any, will result in prospective changes to amortization rates. When estimates of total revenues and other events or changes in circumstances indicate that a film or television series has a fair value that is less than its unamortized cost, a loss is recognized currently for the amount by which the unamortized cost exceeds the film or television series’ fair value. For the years ended June 30, 2019, 2018 and 2017, based on management analysis, no impairment was recorded.

LEAPING GROUP CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is provided using the straight-line method over their expected useful lives, as follows:

Useful life
Furniture, fixtures and equipment	5 years
Transportation vehicles	3-5 years
Leasehold improvement	Lesser of useful life and lease term

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in income from operations.

Accounts Payable

Accounts payable includes all operating payables, including those related to all media and production costs. These payables are due within 12 months.

Revenue Recognition

The Company’s revenues are principally derived from the Multi-Channel Advertising Business, Event Planning and Execution Business, Film Production Business, and Movie Theater Operating Business.

On July 1, 2018, the Company adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (“ASC Topic 606”) using the modified retrospective method for contracts that were not completed as of July 1, 2018. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements, and no adjustments to opening retained earnings were made as the Company’s revenue was recognized based on the amount of consideration expects to receive in exchange for satisfying the performance obligations.

ASC 606, Revenue from Contracts with Customers, establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

ASC 606 requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Company records its revenue. The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606 and therefore there was no material changes to the Company’s consolidated financial statements upon adoption of ASC 606.

LEAPING GROUP CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Multi-Channel advertising

The Company’s Multi-Channel Advertising Services include pre-movie advertisements display, elevator and supermarket advertising, and brand promotion. Most of the Company’s client contracts are individually negotiated and, accordingly, the service period and prices vary significantly. Service periods typically range from one day to one year.

The Company provides advertising services over the contract period. Revenues from advertising services are recognized on straight-line basis over the contract period, which approximates the pattern of when the underlying services are performed. Prepayments for advertising services are deferred and recognized as revenue when the advertising services are rendered and the Company’s performance obligations are satisfied.

The Company also provides advertising services through its regional distributors. Pursuant to advertising services distribution agreements, the Company grants the regional distributors the exclusive rights to provide local pre-movie advertising. The advertising services distribution agreements with these regional distributors typically have terms ranging from 11 to 24 months without automatic renewal provisions. Under the advertising services distribution agreements, the Company has the right to set the minimum local pre-movie advertisement prices in the movie theaters, regulate the content and quality of local pre-movie advertisements according to related laws and movie theater rules, and examine the source of local pre-movie advertisements and refuse to display advertisements from any competitors. The receipt of distribution fee is initially recorded as deferred revenue and is recognized as revenue ratably as services are rendered and the Company’s performance obligations are satisfied.

Event planning and execution

The Company’s Event Planning and Execution Business includes planning and arrangement of events, and production of related advertising materials. From the preparation of the events to executing it typically takes no more than one week. Revenue is realized when the service is performed in accordance with the client arrangement and upon the completion of the earnings process.

Film production

The Company has already finished the production of one television series and is in the process of producing more television series and movies. Revenues from the online distribution of the television series are recognized when viewers have clicked the content and viewed the content for certain length, as agreed with the distributors.

Movie Theater Operating

The Company’s movie theater operating revenues are generated primarily from box office admissions and theater food and beverage sales. Revenues of this business line are recognized when admissions and food and beverage sales are received at the theaters and are reported net of sales tax. The Company defers 100% of the revenue associated with the sales of gift cards and packaged tickets until such time as the items are redeemed.

Contract Balances and Remaining Performance Obligations

Contract balances typically arise when a difference in timing between the transfer of control to the customer and receipt of consideration occurs.

The Company’s contract assets, consist primarily of accounts receivable related to providing multi-channel advertising and event planning and execution services to customers, in which the Company’s contracted performance obligations have been satisfied, amount billed and the Company has an unconditional right to payment. The Company had accounts receivable related to revenues from contracts with customers of  $7,384,640 and $2,122,803 as of June 30, 2019 and 2018, respectively.

LEAPING GROUP CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company’s contract liabilities, which are reflected in its consolidated balance sheets as deferred revenue of  $189,268 and $219,936 as of June 30, 2019 and 2018, respectively, consist primarily of the Company’s unsatisfied performance obligations as of the balance sheet dates.

Refer to Note 12 — Segment reporting for details of revenue segregation.

Cost of Revenue

Cost of the multi-channel advertising revenues consists primarily of payments to movie theater operators for pre-movie advertising right and the billboards of elevators and supermarkets.

Cost of event planning and execution consists primarily of advertising design costs, salary and benefits expenses, leasing costs, and other related expenses.

Cost of film production consists primarily of direct production costs and production overhead.

Cost of movie theater operating consists primarily of film exhibition costs, which is accrued on the applicable admissions revenues and estimates of the final settlement pursuant to film licenses of the Company. These licenses typically state that rental fees are based on aggregate terms established prior to the opening of the film.

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position at June 30, 2019 and 2018.

The Company’s operating subsidiary and VIE in China are subject to the income tax laws of the PRC. No taxable income was generated outside the PRC for the years ended June 30, 2019, 2018 and 2017. As of June 30, 2019, the tax years ended December 31, 2014, through December 31, 2018, for the Company’s PRC subsidiary and VIE remain open for statutory examination by PRC tax authorities.

Value Added Tax (“VAT”)

Sales revenue derived from advertising service revenues is subject to VAT. The applicable VAT rates for the Company is 6% for the years ended June 30, 2019, 2018 and 2017.

Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of taxes payable on the consolidated balance sheets. All of the VAT returns of the Company have been and remain subject to examination by the tax authorities for five years from the date of filing.

LEAPING GROUP CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign Currency Translation

Since the Company operates in the PRC, the Company’s functional currency is the Chinese Renminbi (“RMB”). The Company’s consolidated financial statements have been translated into the reporting currency, the United States Dollar (“USD or US$”). Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the result of operations. RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

	June 30, 2019	June 30, 2018	June 30, 2017
Year-end spot rate	US$1=RMB6.8668	US$1=RMB6.6198	US$1=RMB6.7774
Average rate	US$1=RMB6.8234	US$1=RMB6.5064	US$1=RMB6.8124

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (for example, convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (namely those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There is no anti-dilutive effect for the years ended June 30, 2019, 2018 and 2017.

Comprehensive Income

Comprehensive income consists of two components, net income and other comprehensive income (loss). The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported in other comprehensive income (loss) in the consolidated statements of income and comprehensive income.

Fair Value of Financial Instruments

The Company follows the provisions of FASB ASC 820, Fair Value Measurements and Disclosures. ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1 — Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2 — Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3 — Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

LEAPING GROUP CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The carrying amounts reported in the balance sheets for cash, accounts receivable, deposits, deferred offering costs, other current assets, accounts payable, deferred revenue, taxes payable, other payables, and due to related parties approximate their fair value based on the short-term maturity of these instruments.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Concentration and Credit Risk

Substantially all of the Company’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

The Company maintains certain bank accounts in the PRC, Hong Kong, and British Virgin Islands, which are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. As of June 30, 2019 and 2018, $143,128 and $14,205 of the Company’s cash were on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

The Company’s sales are made to customers that are located primarily in China. The Company has a concentration of its revenues and receivables with specific customers. For the years ended June 30, 2019, 2018 and 2017, a major customer accounted for 15%, 13% and 43% of the Company’s total revenue, respectively.

As of June 30, 2019, four customers represented 29%, 13%, 11% and 11% of the net accounts receivable balance. As of June 30, 2018, two customers represented 36% and 22% of the net accounts receivable balance, respectively.

For the year ended June 30, 2019, the Company purchased 51% and 18% of its services from two suppliers, respectively. For the years ended June 30, 2018 and 2017, the Company purchased approximately 84% and 80% of its services from one major supplier, respectively.

Statements of Cash Flows

In accordance with FASB ASC Topic 230, “Statement of Cash Flows,” cash flows from the Company are calculated based upon the local currencies and translated at the average rate of exchange during the reporting period. As a result, amounts related to assets and liabilities reported on the Company’s consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

LEAPING GROUP CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The main objective is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The ASU is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, for (1) public business entities, (2) not-for-profit entities that have issued, or are conduit bond obligors for, securities that are traded, listed, or quoted on an exchange or an over-the-counter market, and (3) employee benefit plans that file financial statements with the SEC. For all other entities, the ASU is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all entities. The Company will adopt this new lease standard within annual reporting period of June 30, 2020, and the Company is currently evaluating the impact of this new standard on its financial statements and related disclosures, and the Company estimated that the adoption of this AUS will not have material impact on the results of the operations and cash flows.

In July 2017, the FASB issued ASU 2017-11, “Earnings Per Share (Topic 260),” Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815). The amendments in Part I of this Update change the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. When determining whether certain financial instruments should be classified as liabilities or equity instruments, a down round feature no longer precludes equity classification when assessing whether the instrument is indexed to an entity’s own stock. The amendments also clarify existing disclosure requirements for equity-classified instruments. The amendments in Part II of this Update re-characterize the indefinite deferral of certain provisions of Topic 480 that now are presented as pending content in the Codification, to a scope exception. Those amendments do not have an accounting effect. For public business entities, the amendments in Part I of this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted for all entities, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Company expects that the adoption of this ASU will not have a material impact on its financial statements.

In September 2017, the FASB issued ASU 2017-13, “Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842).” The main objective of this pronouncement is to clarify the effective date of the adoption of ASC Topic 606 and ASC Topic 842 and the definition of public business entity as stipulated in ASU 2014-09 and ASU 2016-02. ASU 2014-09 provides that a public business entity and certain other specified entities adopt ASC Topic 606 for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. All other entities are required to adopt ASC Topic 606 for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. ASU 2016-12 requires that “a public business entity and certain other specified entities adopt ASC Topic 842 for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. All other entities are required to adopt ASC Topic 842 for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020.” ASU 2017-13 clarifies that the SEC would not object to certain public business entities electing to use the non-public business entities effective dates for applying ASC 606 and ASC 842. ASU 2017-13, however, limits such election to certain public business entities that “otherwise would not meet the definition of a public business entity except for a requirement to include or inclusion of its financial statements or financial information in another entity’s filings with the SEC.” The Company adopted ASC 606 on July 1, 2018, using the modified retrospective method. The Company has completed the assessment of the impact of this new guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that might result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in the scope of Topic 606. The adoption of Topic 606 did not result in a cumulative catch-up adjustment to the Company’s opening balance sheets of retained earnings at the effective date and therefore there were no material changes to the Company’s consolidated financial statements.

LEAPING GROUP CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In November 2017, the FASB issued ASU 2017-14, Income Statement—Reporting Comprehensive Income (Topic 220), Revenue Recognition (Topic 605), and Revenue from Contracts with Customers (Topic 606), which amends certain aspects of the new revenue recognition standard. This standard will be effective for fiscal years beginning after December 15, 2018. The Company adopted ASC 606 on July 1, 2018, using the modified retrospective method. There was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606. The adoption of Topic 606 did not result in a cumulative catch-up adjustment to the Company’s opening balance sheets of retained earnings at the effective date and therefore there were no material changes to the Company’s consolidated financial statements.

In March 2018, the FASB issued ASU 2018-05 — Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118 (“ASU 2018-05”), which amends the FASB Accounting Standards Codification and XBRL Taxonomy based on the Tax Cuts and Jobs Act (the “Act”) that was signed into law on December 22, 2017 and Staff Accounting Bulletin No. 118 (“SAB 118”) that was released by the Securities and Exchange Commission. The Act changes numerous provisions that impact U.S. corporate tax rates, business-related exclusions, and deductions and credits and may additionally have international tax consequences for many companies that operate internationally. The Company does not believe this guidance will have a material impact on its consolidated financial statements.

In July 2018, the FASB issued ASU No. 2018-10, “Codification Improvements to Topic 842, Leases,” which clarifies how to apply certain aspects of the new leases standard. This ASU addresses the rate implicit in the lease, impairment of the net investment in the lease, lessee reassessment of lease classification, lessor reassessment of lease term and purchase options, variable payments that depend on an index or rate and certain transition adjustments. This ASU has the same effective date and transition requirements as the new leases standard, which is effective for annual periods beginning after December 15, 2018. The Company is currently evaluating the impact of this new standard on its financial statements and related disclosures, and the Company estimated that the adoption of this AUS will not have material impact on the results of the operations and cash flows.

In July 2018, the FASB issued ASU No. 2018-11, “Leases (Topic 842): Targeted Improvements” which provides a new transition method and a practical expedient for separating components of a contract. This ASU is intended to reduce costs and ease the implementation of the new leasing standard for financial statement preparers. The effective date and transition requirements for the amendments related to separating components of a contract are the same as the effective date and transition requirements in ASU 2016-02. The Company is currently evaluating the impact of this new standard on its financial statements and related disclosures, and the Company estimated that the adoption of this AUS will not have material impact on the results of the operations and cash flows.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement,” to improve the effectiveness of disclosures in the notes to financial statements related to recurring or nonrecurring fair value measurements by removing amounts and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. The new standard requires disclosure of the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company expects that the adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

LEAPING GROUP CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

On March 6, 2019, the FASB issued ASU 2019-02, Entertainment — Films — Other Assets — Film Costs (Subtopic 926-20) and Entertainment — Broadcasters — Intangibles — Goodwill and Other (Subtopic 920-350): Improvements to Accounting for Costs of Films and License Agreements for Program Materials. ASU 2019-02 helps organizations align their accounting for production costs for films and episodic content produced for television and streaming services. For public business entities, the amendments in ASU 2019-02 are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted, including early adoption in an interim period. The amendments in this ASU should be applied prospectively. Under a prospective transition, an entity should apply the amendments at the beginning of the period that includes the adoption date. The Company is now assessing the impact of the new guidance and does not expects that the adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial position, statements of operations and cash flows.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of June 30, 2019	As of June 30, 2018
Accounts receivable	$7,508,261	$2,161,189
Less: allowance for doubtful accounts	(123,621)	(38,386)
Accounts receivable, net	$7,384,640	$2,122,803

Allowance for doubtful accounts movement is as follows:

	For the years ended June 30,
	2019	2018	2017
Beginning balance	$38,386	$-	$-
Provision for doubtful accounts	87,166	39,055	-
Foreign currency translation adjustments	(1,931)	(669)	-
Ending balance	$123,621	$38,386	$-

LEAPING GROUP CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — DEFERRED OFFERING COSTS

Deferred offering costs consisted principally of legal, underwriting, and other professional service expenses in connection with the Initial Public Offering (the “IPO”) of the Company’s ordinary shares. As of June 30, 2019 and 2018, the Company capitalized $1,403,604 and $Nil of deferred offering costs. Such costs will be deferred until the closing of the IPO, at which time the deferred costs will be offset against the offering proceeds.

NOTE 5 — INVENTORIES, NET

	As of June 30, 2019		As of June 30, 2018
Film production costs	$		$
In development		8,817		109,739
In production		323,725		-
Total film production costs		332,542		109,739

Television production costs
Released, less accumulated amortization		-		181,770
Total television production costs		-		181,770
Total inventories		$332,542		$291,509

Amortization expense was $176,346, $Nil and $Nil for the years ended June 30, 2019, 2018 and 2017, respectively.

The Company expects to amortize $323,725 of the film production costs during the fiscal year ending June 30, 2020.

NOTE 6 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	As of June 30, 2019	As of June 30, 2018
Furniture, fixtures and equipment	$404,352	$-
Leasehold improvement	600,991	-
Transportation vehicles	34,951	-
Subtotal	1,040,294	-
Less: accumulated depreciation	(58,922)	-
	$981,372	$-
Construction in Progress	$34,587	$-
Property and equipment, net	$1,015,959	$-

Depreciation expense was $59,297, $Nil and $Nil for the years ended June 30, 2019, 2018 and 2017, respectively.

LEAPING GROUP CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — ACCRUED EXPENSE AND OTHER PAYABLES

	As of June 30, 2019	As of June 30, 2018
Deposits from customers	$36,255	$162,241
Deferred offering costs payable	901,763	-
Professional service fees payable	104,982	-
Accrued expense	123,932	-
Others	6,623	536
	$1,173,555	$162,777

Deposits from customers were mainly received from advertising agents for multi-channel advertising.

NOTE 8 — TAXES

a. VAT, Business Tax and related surcharges

Effective on September 1, 2012, a pilot program (the “Pilot Program”) for transition from the imposition of PRC business tax (“Business Tax”) to the imposition of VAT for revenues from certain industries and certain cities. On May 1, 2016, the transition from the imposition of Business Tax to the imposition of VAT, was expanded to all industries in China, and as a result all of the Company’s revenues have been subject to a 6% VAT and related surcharges on VAT payable at a rate of 12% since that date. To record VAT payable, the Company adopted the net presentation method, which presents the difference between the output VAT (at a rate of 6%) and the available input VAT amount (at the rate applicable to the supplier).

There is a culture construction fee surcharge of 3% on gross revenues from the multi-channel advertising businesses.

b. Income tax

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

British Virgin Islands

Yuezhong International was incorporated in the British Virgin Islands and is not subject to income taxes or capital gain tax under current laws of British Virgin Islands.

Hong Kong

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for the years ended June 30, 2019, 2018 and 2017, and there are no withholding taxes in Hong Kong on remittance of dividends.

China

The Corporate Income Tax Law generally applies an income tax rate of 25% to all enterprises. Once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the part of its taxable income not more than RMB1 million is subject to a reduced rate of 5% and the part between RMB1 million and 3 million is subject to a reduced rate of 10%.

LEAPING GROUP CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — TAXES (Continued)

(i)The components of the income tax provision are as follows:

	For the years ended June 30,
	2019	2018	2017
Current income tax provision	$1,715,756	$779,576	$381,996
Deferred income tax benefit	(16,066)	(38,019)	172,525
Total	$1,699,690	$741,557	$554,521

(ii)The following table summarizes deferred tax assets resulting from differences between the financial reporting basis and tax basis of assets and liabilities:

	As of June 30, 2019	As of June 30, 2018
Allowance for doubtful accounts	$30,905	$9,597
Deferred revenue	47,317	54,984
Total deferred tax assets	$78,222	$64,581

No valuation allowance against the deferred tax assets is considered necessary since the Company believes that it will more likely than not to utilize the future benefits.

The following table reconciles the statutory rates to the Company’s effective tax rate for the years ended June 30, 2019, 2018 and 2017:

	For the years ended June 30,
	2019	2018	2017
China Statutory income tax rate	25%	25%	25%
Favorable tax rate impact (a)	(0.4)%	-	-
Non-deductible expenses (non-taxable income)-permanent difference	0.1%	(0.8)%	0.2%
Effective tax rate	24.7%	24.2%	25.2%

(a) Shenyang Tianniu, Harbin Yuechuzhong and Liaoning Cinema are subject to corporate income tax at a reduced rate of 10% as approved by local government as small-scaled minimal profit enterprises.

c. Taxes payable

Taxes payable consisted of the following:

	As of June 30, 2019	As of June 30, 2018
Value-added tax	$160,781	$297,366
Corporate income tax	2,399,384	1,148,887
Related surcharges on VAT payable	166,656	169,931
Total	$2,726,821	$1,616,184

LEAPING GROUP CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — SHAREHOLDERS’ EQUITY

Ordinary shares

When the Company was incorporated in the Cayman Islands on August 21, 2018, 50,000,000 Ordinary Shares were authorized, issued and outstanding at par value of US$0.001.

On August 24, 2018, the Company issued 50,000,000 Ordinary Shares to certain founder shareholders in connection with entering into the VIE contractual arrangements. On October 19, 2018, one of the Company’s founder shareholders, Asia Equity Exchange Group Co., Ltd., transferred 5,000,000 Ordinary Shares it owned to Mr. Bo Jiang, chairman of the Company. On October 23, 2018, Mr. Bo Jiang transferred 4,500,000 Ordinary Shares to ATIF Holdings Limited, (“ATIF,” formerly known as Asia Times Holdings Limited), a British Virgin Islands company, as compensation for consulting services to be provided by Qianhai Asia Era (Shenzhen) International Financial Services Co., Ltd., a PRC company and a VIE of ATIF (“Qianhai,” formerly known as Qianhai Asia Times (Shenzhen) International Financial Services Co., Ltd.), in connection with the Company’s proposed initial public offering. Pursuant to that certain Amended and Restated Consulting Agreement between Qianhai and LMG dated December 10, 2018, ATIF agreed to receive cash instead of Ordinary Shares as compensation. As a result, the 4,500,000 Ordinary Shares previously held by ATIF have been returned to the Company and cancelled.

On February 26, 2019, the Company’s shareholders approved a reverse split of the outstanding Ordinary Shares at a ratio of 1-for-2.84 shares, which was effected on February 26, 2019 (the “Share Consolidation”). All references to Ordinary Shares, options to purchase Ordinary Shares, share data, per share data, and related information have been retroactively adjusted, where applicable, in this annual report to reflect the reverse split of the Company’s Ordinary Shares as if it had occurred at the beginning of the earlier period presented. Furthermore, on February 26, 2019, the authorized share capital was increased to US$142,000 divided into 50,000,000 Ordinary Shares of  $0.00284 each, and therefore the Company maintains the same number of shares that were previously available to be issued prior to the Share Consolidation (that being 50,000,000). The Company believes it is appropriate to reflect the Share Consolidation on a retroactive basis pursuant to ASC 260. As of June 30, 2019 and 2018, there were 50,000,000 Ordinary Shares authorized at par value of  $0.00284, and 16,021,126.7606 and 17,605,633.8028 (respectively) shares issued and outstanding, giving the effect of the Share Consolidation and the share repurchase detailed above.

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. As of June 30, 2019 and 2018, the balance of statutory reserves was $875,271 and $356,336, respectively.

LEAPING GROUP CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — RELATED PARTY TRANSACTIONS

a) The table below sets forth the major related parties and their relationships with the Company:

Name of related party	Relationship with the Company
Tao Jiang	CEO and director of the Company

b) The Group had the following related party balances with the major related party:

As of June 30, 2019 and 2018, the balances of due to related party were mainly loans provided by the CEO and director of the Company to fund the Company’s operations as set forth in the table below. The payables are unsecured, non-interest bearing and due on demand.

	As of June 30, 2019	As of June 30, 2018
Amount due to Tao Jiang	$567,346	$25,541
Total due to related party	$567,346	$25,541

NOTE 11 — COMMITMENTS

Operating lease commitments

The Company leases facilities in the PRC under non-cancelable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. The Company’s lease agreements are entered into with third parties and usually have a renewal option with an advance notice period of one to 12 months, and no restrictions or contingent rents. For lease agreements with escalated rental payments, they are recognized on a straight-line basis over the lease term.

The Company’s leases mainly include office buildings and movie theaters. Rental expense charged to operations under operating leases for the years ended June 30, 2019, 2018 and 2017, amounted to 335,379, $50,212 and $34,801, respectively.

Future minimum lease obligations for operating leases with initial terms in excess of one year at June 30, 2019 are as follows:

For the 12 months ending June 30,

2020	$521,905
2021	475,359
2022	474,797
2023	486,265
2024	489,823
Thereafter	2,646,590
Total	$5,094,739

NOTE 12 — SEGMENT REPORTING

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. Based on management’s assessment, the Company has determined that it has four operating segments: multi-channel advertising, event planning and execution, film production and movie theater operating.

LEAPING GROUP CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — SEGMENT REPORTING (Continued)

The following tables present summary information by segment for the years ended June 30, 2019, 2018 and 2017, respectively:

	For the year ended June 30, 2019
	Multi-Channel Advertising	Event Planning and Execution	Film Production	Movie Theater Operating	Total
Revenue	$7,958,143	$2,604,892	$775,080	$341,575	$11,679,690
Cost of revenue and related taxes	2,580,905	475,901	182,319	148,468	3,387,593
Gross profit	5,377,238	2,128,991	592,761	193,107	8,292,097
Operating expenses	957,517	313,419	93,257	41,098	1,405,291
Income from operations	4,419,721	1,815,572	499,504	152,009	6,886,806
Net income	$3,330,128	$1,367,902	$376,347	$114,542	$5,188,919

	For the year ended June 30, 2018
	Multi-Channel Advertising	Event Planning and Execution	Film Production	Movie Theater Operating	Total
Revenue	$4,005,598	$1,032,195	$-	$-	$5,037,793
Cost of revenue and related taxes	1,443,464	209,335	-	-	1,652,799
Gross profit	2,562,134	822,860	-	-	3,384,994
Operating expenses	252,853	65,157	-	-	318,010
Income from operations	2,309,281	757,703	-	-	3,066,984
Net income	$1,751,062	$574,537	$-	$-	$2,325,599

	For the year ended June 30, 2017
	Multi-Channel Advertising	Event Planning and Execution	Film Production	Movie Theater Operating	Total
Revenue	$2,175,371	$1,642,203	$-	$-	$3,817,574
Cost of revenue and related taxes	807,590	129,190	-	-	936,780
Gross profit	1,367,781	1,513,013	-	-	2,880,794
Operating expenses	389,548	294,073	-	-	683,621
Income from operations	978,233	1,218,940	-	-	2,197,173
Net income	$731,303	$911,266	$-	$-	$1,642,569

	As of June 30, 2019		As of June 30, 2018
Total assets:	$		$
Multi-Channel Advertising		7,311,842		2,068,875
Event Planning and Execution		2,393,342		533,125
Film Production		332,542		291,509
Movie Theater Operating		1,061,294		-
Total Assets		$11,099,020		$2,893,509

NOTE 13 — SUBSEQUENT EVENTS

These consolidated financial statements were approved by management and available for issuance on September 30, 2019. The Company evaluated subsequent events through the date these consolidated financial statements were issued.