Form 20-F/A
period 2019-06-30
Leaping Group Co., Ltd.
filed 2019-11-21
CIK 1757083

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

☐  Yes  ☒  No

Explanatory Note

Leaping Group Co., Ltd. (the “Company”) is filing this Amendment No. 1 (this “Amendment No. 1”) to its Annual Report on Form 20-F for the fiscal year ended June 30, 2019 (the “Form 20-F”), which was filed with the Securities and Exchange Commission on October 31, 2019, to submit the Interactive Data File (as defined in Rule 11 of Regulation S-T) with respect to the audited consolidated financial statements of the Company and its consolidated subsidiaries for that fiscal year as an exhibit to the Form 20-F pursuant to paragraph 101 under “Instructions as to Exhibits” of Form 20-F in accordance with Rule 405 of Regulation S-T. Exhibit 101 was omitted from the Form 20-F in reliance on the 30-day grace period provided under Rule 405(a)(2)(ii) of Regulation S-T.

Except as set forth above, this Amendment No. 1 does not modify or update any of the disclosures in the Form 20-F. This Amendment No. 1 speaks as of the time of filing of the Form 20-F and does not reflect events that may have occurred subsequent to such filing.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
101. INS	XBRL Instance Document
101. SCH	XBRL Taxonomy Extension Schema Document
101. CAL	XBRL Taxonomy Calculation Linkbase Document
101. DEF	XBRL Taxonomy Extension Definition Linkbase Document
101. LAB	XBRL Taxonomy Extension Label Linkbase Document
101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Leaping Group Co., Ltd.

	By:	/s/ Tao Jiang
Tao Jiang
Chief Executive Officer

Date: November 21, 2019